AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997
                                                     REGISTRATION NO. 333-11989
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                             SILGAN HOLDINGS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                  06-1269834
  (STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)                         NUMBER)
                               ---------------
                               4 LANDMARK SQUARE
                              STAMFORD, CT 06901
                                (203) 975-7110
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                              HARLEY RANKIN, JR.
                               4 LANDMARK SQUARE
                              STAMFORD, CT 06901
                                (203) 975-7110
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------
                       COPIES OF ALL COMMUNICATIONS TO:
     FRANK W. HOGAN, III, ESQ.                   JERRY V. ELLIOTT, ESQ.
WINTHROP, STIMSON, PUTNAM & ROBERTS                SHEARMAN & STERLING
       695 EAST MAIN STREET                       599 LEXINGTON AVENUE
        STAMFORD, CT 06901                         NEW YORK, NY 10022
          (203) 348-2300                             (212) 848-4000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                     CALCULATION OF REGISTRATION FEE

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
                                        PROPOSED MAXIMUM
                                       AGGREGATE OFFERING      AMOUNT OF
   TITLE OF SHARES TO BE REGISTERED        PRICE (1)      REGISTRATION FEE (2)

------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share...............................     $103,500,000          $34,970

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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2) $29,742 of the Registration Fee was paid in connection with the original filing of the Registration Statement on Form S-2, which filing was made on
September 13, 1996. The remaining amount, $5,228, was paid by wire transfer prior to this filing.

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1997

                             4,500,000 SHARES

                                      LOGO
                           [OF SILGAN HOLDINGS, INC.]
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  ----------

  Of the 4,500,000 shares of Common Stock offered hereby, 3,700,000 shares are being sold by the Company and 800,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $18 and $20. For factors considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SLGN".

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                                    PROCEEDS TO
                            INITIAL PUBLIC UNDERWRITING PROCEEDS TO   SELLING
                            OFFERING PRICE DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
                            -------------- ------------ ----------- ------------
Per Share..................      $             $            $           $
Total(3)...................     $             $            $           $

-----

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $1,000,000 payable by the Company.

(3) The Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to an additional 675,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and
    proceeds to Selling Stockholders will be $   , $   , $    and $   ,
    respectively. See "Underwriting".

                                  ----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about February , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MORGAN STANLEY & CO.
                                     INCORPORATED
                                                            SALOMON BROTHERS INC

                                  ----------

               The date of this Prospectus is February   , 1997.

                          [Reserved for photographs]


  The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each year of the Company.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements of the Company contained elsewhere in this Prospectus, as well as the information appearing in the documents incorporated by reference herein. Unless otherwise indicated or unless the context otherwise requires, (i) the term "Holdings" means Silgan Holdings Inc., a Delaware corporation, the term "Company" means the combined business operations of Holdings and its subsidiaries, and the term "Silgan" means Silgan Corporation, a Delaware corporation and a wholly owned subsidiary of Holdings; (ii) all share and per share data have been adjusted to reflect the 17.133145 to 1 stock split of the outstanding Common Stock of Holdings effected by Holdings prior to the date of this Prospectus (the "Stock Split"), as described under "Description of Capital Stock"; and (iii) the information contained in this Prospectus (A) gives effect to the amendment to Holdings' restated certificate of incorporation to convert the separate classes of common stock of Holdings into one class of common stock of Holdings (see "Description of Capital Stock"), (B) assumes the Underwriters' over-allotment option is not exercised and (C) assumes a public offering price per share of Common Stock equal to $19.00. Certain information contained in this summary and elsewhere in this Prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's expected operations, expected financial results, cost savings, plans and strategy for its business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors".

                                  THE COMPANY

  The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share for the twelve months ended October 31, 1996 of 35% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company's strategy is to increase shareholder value by growing its existing businesses and expanding into other segments by applying its expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.

  The Company was founded in 1987 by its current Co-Chief Executive Officers. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of substantially all of the assets of the Food Metal and Specialty business ("AN Can") of American National Can Company ("ANC") in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and the U.S. metal container manufacturing business ("DM Can") of Del Monte Corporation ("Del Monte") in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes Packaging Company, Inc. ("Finger Lakes"), the metal food container manufacturing subsidiary of Curtice Burns Foods, Inc. ("Curtice Burns"). See "--Recent Developments". The Company's strategy has enabled it to rapidly increase its net sales and income from operations. The Company's net sales have increased from $630.0 million in 1992 to $1,405.7 million in 1996, representing a compound annual growth rate of approximately 22%. During this period, income from operations increased from

$42.2 million in 1992 to $123.3 million in 1996, representing a compound annual growth rate of approximately 31%, while the Company's income from operations as a percentage of net sales increased 2.1 percentage points from 6.7% to 8.8% over the same period.

  The Company's philosophy, which has contributed to its strong performance since inception, is based on: (i) a significant equity ownership by management and an entrepreneurial approach to business, (ii) its low cost producer position and (iii) its long-term customer relationships. The Company's senior management has a significant ownership interest in the Company, which fosters an entrepreneurial management style and places a primary focus on creating shareholder value. The Company has achieved a low cost producer status through
(i) the maintenance of a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of total net sales, (ii) purchasing economies, (iii) significant capital investments that have generated manufacturing and production efficiencies, (iv) plant consolidations and rationalizations and (v) the proximity of its plants to its customers. The Company's philosophy has also been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. This philosophy has resulted in numerous long-term supply contracts, high retention of customers' business and recognition from its customers, as demonstrated by many quality and service awards.

GROWTH STRATEGY

  The Company intends to enhance its position as a leading supplier of consumer goods packaging products by aggressively pursuing a strategy designed to achieve future growth and to increase profitability. The key components of this strategy are to (i) increase the Company's market share in its current business lines through acquisitions and internal growth, (ii) expand into complementary business lines by applying the Company's acquisition and operating expertise to other areas of the North American consumer goods packaging market and (iii) improve the profitability of acquired businesses through integration, rationalization and capital investments to enhance their manufacturing and production efficiency.

  INCREASE MARKET SHARE THROUGH ACQUISITIONS AND INTERNAL GROWTH. The Company has increased its revenues and market share in the metal container, plastic container and specialty markets through acquisitions and internal growth. As a result of this strategy, the Company has diversified its customer base, geographic presence and product line. Management believes that certain industry trends exist which will enable the Company to continue to acquire attractive businesses in its existing markets. For example, during the past ten years, the metal container market has experienced significant consolidation due to the desire by food processors to reduce costs and deploy resources to their core operations. Self-manufacturers are increasingly outsourcing their container needs by selling their operations to commercial container manufacturing companies and agreeing to purchase containers from the buyer pursuant to long-term contracts. The Company's acquisitions of the metal container manufacturing operations of the Nestle Food Company ("Nestle"), The Dial Corporation and Del Monte reflect this trend. As a result of its growth strategy, the Company has more than tripled its overall share of the U.S. metal food container market from approximately 10% in 1987 to approximately 35% for the twelve months ended October 31, 1996. The Company expects this consolidation trend to continue as evidenced by its October 9, 1996 acquisition of Finger Lakes. See "--Recent Developments". The Company's plastic container business has also increased its market position primarily through strategic acquisitions, from a sales base of $88.8 million in 1987 to $216.4 million in 1996. The plastic container segment of the consumer goods packaging industry is highly fragmented, and management intends to pursue consolidation opportunities in that segment.

  The Company also expects to generate internal growth due to its participation in certain higher growth segments of the consumer goods packaging market. For example, due to increasing consumer preference for plastic as a substitute for glass, the Company is aggressively pursuing opportunities for its custom designed polyethylene terephthalate ("PET") and high density polyethylene ("HDPE") containers. These opportunities include producing PET containers for regional bottled water companies, and HDPE and PET containers for products such as shampoo, mouthwash, salad dressing and liquor. The Company also believes that there will be opportunities to expand its specialty business, which generated net sales of $90.7 million in 1996. Specialty products manufactured by the Company include metal closures for vacuum sealed glass containers, its licensed Omni plastic container, a plastic, microwaveable bowl with an easy-open metal end, and paper containers.

  EXPAND INTO COMPLEMENTARY BUSINESS LINES THROUGH ACQUISITIONS. Management believes that it can successfully apply its acquisition and operating expertise to new segments of the consumer goods packaging industry. For example, with the AN Can acquisition, the Company expanded its specialty business into metal caps and closures and its licensed Omni plastic container. Management believes that certain trends in and characteristics of the North American consumer goods packaging industry will continue to generate attractive acquisition opportunities in complementary business lines. The Company is focused on the North American consumer goods packaging industry, which represents a significant part of the $95 billion North American packaging market (based on estimated total sales in 1994). Importantly, the industry is also fragmented, with numerous segments and multiple participants in each of them. In addition, many of these segments are experiencing consolidation.

  ENHANCE PROFITABILITY OF ACQUIRED COMPANIES. The Company seeks to acquire businesses at reasonable cash flow multiples and to enhance profitability by rationalizing plants, by improving manufacturing and production efficiencies and through purchasing economies. Since 1991, the Company has reduced costs by closing twelve smaller, higher cost facilities. Since its inception in 1987, the Company has invested approximately $272.3 million to upgrade acquired manufacturing facilities, aimed at generating manufacturing and production efficiencies and achieving a low cost producer position. As a result, the Company's acquisitions have generally been accretive to earnings and have produced high returns on assets. The AN Can acquisition illustrates the ability of the Company to enhance the profitability of acquired businesses. The Company estimates that it has reduced AN Can's operating costs from its historical 1994 level by at least $21.0 million, through selling and administrative cost reductions, improved manufacturing and production efficiencies and purchasing economies. The Company expects to further reduce AN Can's operating costs over the next few years by an aggregate of approximately $15.0 million (approximately half of which is expected to be realized in 1997) through the elimination of transitional administrative costs, the realization of additional manufacturing and production synergies with its metal container business and plant rationalizations.

FINANCIAL STRATEGY

  The Company's financial strategy has been to use leverage to support its growth and optimize shareholder returns. The Company's stable and predictable cash flow, generated largely as a result of its long-term customer relationships, has supported its financial strategy. Management has successfully operated its businesses and achieved its growth strategy while managing the Company's indebtedness. Management intends to apply this strategy to further expand its business. Additionally, the Offering will provide the Company with improved financial flexibility to implement its growth strategy.

MANAGEMENT

  The Company was founded by R. Philip Silver and D. Greg Horrigan, former members of senior management of the packaging operations of Continental Group Inc. ("Continental Can Company"), which in 1986 was one of the largest packaging companies in the world. At Continental Can Company, Mr. Silver served as President, and Mr. Horrigan served as Executive Vice President and Operating Officer. The Company's senior members of management have on average 24 years of experience in the packaging industry. Mr. Silver, Mr. Horrigan and other members of senior management have a large ownership interest in the Company. After the Offering, Messrs. Silver and Horrigan will collectively own 34.6% (assuming that all outstanding stock options have been exercised in full) of the fully diluted Common Stock and senior management (including Messrs. Silver and Horrigan) will collectively own 43.4% (assuming that all outstanding stock options have been exercised in full) of the fully diluted Common Stock. The Company's ownership structure and philosophy align management's interests with those of its shareholders.

BUSINESS SEGMENTS

  Holdings is a holding company that conducts its business through two operating companies, Silgan Containers Corporation ("Containers") and Silgan Plastics Corporation ("Plastics"), each of which is a wholly owned subsidiary of Silgan.

  CONTAINERS. For 1996, Containers had net sales of $1,189.3 million (85% of the Company's net sales) and income from operations of $106.1 million (85% of the Company's income from operations) (without giving effect to corporate expense). Containers manufactures metal containers for vegetables, fruit, pet food, meat, tomato based products, coffee, soup, seafood and evaporated milk. The Company estimates that approximately 80% of Containers' projected sales in 1997 will be pursuant to long-term supply arrangements. Containers also manufactures certain specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. For 1996, Containers had net sales of specialty packaging items of $90.7 million.

  PLASTICS. For 1996, Plastics had net sales of $216.4 million (15% of the Company's net sales) and income from operations of $18.4 million (15% of the Company's income from operations) (without giving effect to corporate expense). Plastics emphasizes value-added design, fabrication and decoration of custom containers in its business. Plastics manufactures custom designed HDPE containers for health and personal care products, including containers for shampoos, conditioners, hand creams, lotions, cosmetics and toiletries, household chemical products, including containers for scouring cleaners, cleaning agents and lawn and garden chemicals and pharmaceutical products, including containers for tablets, antacids and eye cleaning solutions. Plastics also manufactures PET custom designed containers for mouthwash, respiratory and gastrointestinal products, liquid soap, skin care lotions, salad dressings, condiments, instant coffee, bottled water and liquor.

                              RECENT DEVELOPMENTS

ACQUISITION

  On October 9, 1996, Containers acquired substantially all of the assets of Finger Lakes, a metal food container manufacturer with facilities in Lyons, New York and Benton Harbor, Michigan and a wholly owned subsidiary of Curtice Burns, for a purchase price of approximately $29.9 million (including net working capital of approximately $8.0 million). As part of the transaction, Containers entered into a ten year supply agreement with Curtice Burns to supply all of the metal food container requirements of Curtice Burns' Comstock Michigan Fruit and Brooks Foods divisions. For its fiscal year ended June 29, 1996, Finger Lakes had net sales of $48.8 million. The Company financed this acquisition through working capital borrowings under the Silgan Credit Agreement (as defined herein).

  The Company is continually evaluating and intends to continue to pursue acquisition opportunities in the North American consumer goods packaging market. Although the Company has no present agreements or commitments to make any acquisition, the Company has expressed indications of interest or made preliminary bids on three acquisition opportunities presented to it, which have annual sales ranging from approximately $30 million to $250 million. Any such acquisition may be financed through the incurrence of additional indebtedness. No assurance can be given that the Company will complete any such acquisition. See "Risk Factors--Risks Associated with Growth Strategy".

1996 FINANCIAL RESULTS

  The Company's net sales for the year ended December 31, 1996 were $1,405.7 million, as compared to net sales of $1,101.9 million for the year ended December 31, 1995. Net sales for the Company's metal container business for the year ended December 31, 1996 were $1,189.3 million, an increase of $307.0 million from net sales of $882.3 million for the year ended December 31, 1995. This increase was principally due to the fact that the Company had twelve months of sales from AN Can in 1996 as compared to five months of sales in 1995. Net sales of the Company's metal container business for 1996 were also slightly more than net sales, pro forma for the AN Can acquisition, of $1,184.8 million for 1995. Net sales of the Company's plastic container business for the year ended December 31, 1996 were $216.4 million, as compared to net sales of $219.6 million for the year ended December 31, 1995. This decrease was principally due to the pass through of lower resin costs, offset by an increase in unit volume.

  Benefits realized from the AN Can acquisition and improved operating performance in 1996 resulted in higher income from operations for the Company for the year ended December 31, 1996, which was $123.3 million, as compared with income from operations of $69.8 million and $92.7 million, historical and pro forma for the AN Can acquisition respectively, for 1995 (in each case after giving effect to a charge of $14.7 million in 1995 to adjust the carrying value of certain assets).

  The Company's net income applicable to common stockholders for the year ended December 31, 1996 was $25.4 million. For the year ended December 31, 1995, the Company incurred a historical net loss of $21.8 million (which included a charge of $14.7 million to adjust the carrying value of certain assets). The increase in net income in 1996 principally reflected the aforementioned benefits realized from the acquisition of AN Can, improved operating performance and plant consolidations, and the benefits of refinancing a portion of the Discount Debentures in 1995 and 1996 with lower cost indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

REFINANCING

  The Company has actively refinanced its higher cost indebtedness with lower cost indebtedness. Since 1995, the Company will have refinanced all of Holdings' 13 1/4% Senior Discount Debentures due 2002 (the "Discount Debentures"), with the following: (i) lower cost bank indebtedness, (ii) proceeds from the sale of Holdings' Exchangeable Preferred Stock Mandatorily Redeemable 2006 (the "Exchangeable Preferred Stock") and (iii) proceeds from the Offering. The net result of this refinancing will be approximately $19.5 million of annual current cash interest savings (excluding non-cash interest on obligations related to the Exchangeable Preferred Stock). Such refinancing will also permit the Company to deduct accreted interest of approximately $103.5 million on the Discount Debentures from their time of issuance, which will reduce the Company's tax liability by an estimated $25.9 million for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Holdings also intends to issue Subordinated Debentures due 2006 (the "Exchange Debentures") in exchange for its Exchangeable Preferred Stock. This will allow the Company to deduct substantially all of the cash payments of interest on the Exchange Debentures.

                                  THE OFFERING

Common Stock offered by the
 Company....................  3,700,000 shares

Common Stock offered by the
 Selling Stockholders.......    800,000 shares

  Total.....................  4,500,000 shares

Common Stock to be
 outstanding after this
 offering (the
 "Offering")................  18,862,833 shares(a)

Use of Proceeds.............
                              The net proceeds from the Offering to the Company will be used to redeem the remaining Discount Debentures and to repay a portion of the term loans under the Silgan Credit Agreement. See "Use of Proceeds".

Nasdaq Symbol...............  SLGN
--------
(a) Excludes 3,534,568 shares of Common Stock reserved for issuance under the Silgan Holdings Inc. Stock Option Plan (the "Stock Option Plan"). There are currently 1,821,254 options outstanding under the Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management--Stock Option Plan". The weighted average exercise price for all of the options currently outstanding under the Stock Option Plan is $2.18 per share.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary historical and pro forma financial data of Holdings were derived from, and should be read in conjunction with, the historical financial statements and pro forma financial information of Holdings, including the notes thereto, included elsewhere in this Prospectus.

  The summary unaudited pro forma net income per common share data for the year ended December 31, 1996 give effect to (i) the Offering and the use of the proceeds therefrom, (ii) the use of the proceeds from the sale (the "Preferred Stock Sale") on July 22, 1996 by Holdings of 50,000 shares of Exchangeable Preferred Stock to (a) purchase Holdings' Class B Common Stock, par value $.01 per share (the "Holdings Class B Stock"), held by Mellon Bank N.A. ("Mellon"), as trustee for First Plaza Group Trust ("First Plaza"), and (b) redeem $12.0 million principal amount of Discount Debentures, (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Silgan Credit Agreement, and the use of such proceeds to redeem a portion of the Discount Debentures, and (iv) the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures (collectively, the "Refinancing") as if such events had occurred as of January 1, 1996. The summary unaudited pro forma balance sheet data at December 31, 1996 give effect to the Refinancing (other than events that occurred prior to such date) as if it had occurred as of such date.

  The summary unaudited pro forma data do not purport to represent what the Company's financial position or results of operations would actually have been if such events had in fact occurred as of such dates or at the beginning of the periods presented, or to project the Company's financial position or results of operations for any future date or period. The summary unaudited pro forma data and accompanying notes should be read in conjunction with the unaudited pro forma condensed statements of operations and the historical financial information of Holdings, including the notes thereto, included elsewhere in this Prospectus.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                           1996(A)     1995(A)     1994(B)     1993(B)       1992
                          ----------  ----------  ----------  ----------  ----------
                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales...............  $  1,405.7  $  1,101.9  $    861.4  $    645.5  $    630.0
Cost of goods sold......     1,223.6       970.5       748.3       571.2       555.0
                          ----------  ----------  ----------  ----------  ----------
Gross profit............       182.1       131.4       113.1        74.3        75.0
Selling, general and
 administrative
 expenses...............        58.8        46.9        38.0        32.5        32.8
Reduction in carrying
 value of assets(c).....         --         14.7        16.7         --          --
                          ----------  ----------  ----------  ----------  ----------
Income from
 operations(d)..........       123.3        69.8        58.4        41.8        42.2
Interest expense and
 other related financing
 costs..................        89.4        80.7        65.8        54.3        57.0
Minority interest
 expense................         --          --          --          --          2.7
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes...........        33.9       (10.9)       (7.4)      (12.5)      (17.5)
Income tax provision....         3.3         5.1         5.6         1.9         2.2
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary charges
 and cumulative effect
 of changes in
 accounting principles..        30.6       (16.0)      (13.0)      (14.4)      (19.7)
Extraordinary charges
 relating to early
 extinguishment of
 debt(e)................        (2.2)       (5.8)        --         (1.3)      (23.6)
Cumulative effect of
 changes in accounting
 principles(f)..........         --          --          --         (6.3)        --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) before
 preferred stock
 dividend requirement...        28.4       (21.8)      (13.0)      (22.0)      (43.3)
Preferred stock dividend
 requirement............         3.0         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stockholders...........  $     25.4  $    (21.8) $    (13.0) $    (22.0) $    (43.3)
                          ==========  ==========  ==========  ==========  ==========
Net income (loss) per
 common share(g):
 Income (loss) before
  extraordinary
  charges...............  $     1.60  $    (0.77) $    (0.63) $    (0.87) $    (1.21)
 Extraordinary charges..       (0.11)      (0.29)        --        (0.08)      (1.44)
 Cumulative effect of
  accounting changes....         --          --          --        (0.38)        --
 Preferred stock
  dividend requirement..       (0.16)        --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
  Total.................  $     1.33  $    (1.06) $    (0.63) $    (1.33) $    (2.65)
                          ==========  ==========  ==========  ==========  ==========
Pro forma net income per
 common
 share(d)(e)(g)(h)......  $     1.78
                          ==========
Weighted average number
 of common and
 common equivalent
 shares outstanding(i)..  19,169,455  20,647,599  20,647,599  16,469,928  16,364,313
SELECTED SEGMENT DATA:
Net sales:
 Metal container
  business..............  $  1,189.3  $    882.3  $    657.1  $    459.2  $    437.4
 Plastic container
  business..............       216.4       219.6       204.3       186.3       192.6
Income (loss) from
 operations:(j)
 Metal container
  business..............       106.1        58.2        59.8        42.3        40.7
 Plastic container
  business..............        18.4        13.2        (0.1)        0.6         2.3
OTHER DATA:
Adjusted EBITDA(k)......  $    186.0  $    132.4  $    114.5  $     76.1  $     74.0
Adjusted EBITDA as a
 percentage of net
 sales..................        13.2%       12.0%       13.3%       11.8%       11.7%
Income (loss) from
 operations as a
 percentage of net
 sales..................         8.8         6.3         6.8         6.5         6.7
Capital expenditures....  $     56.9  $     51.9  $     29.2  $     42.5  $     23.4
Depreciation and
 amortization(l)........        58.6        45.4        37.2        33.8        31.8
Cash flows provided by
 operating activities...       125.2       209.6        47.3        48.1        15.4
Cash flows used for
 investing activities...       (98.3)     (397.1)      (27.9)     (116.1)      (23.0)
Cash flows (used for)
 provided by financing
 activities.............       (27.9)      186.9       (17.0)       65.3         8.6
Number of employees (at
 end of period)(m)......       5,525       5,110       4,000       3,330       3,340

                                                             DECEMBER 31, 1996
                                                            --------------------
                                                            ACTUAL  PRO FORMA(H)
                                                            ------  ------------
                                                                    (UNAUDITED)
BALANCE SHEET DATA (at end of period):
Total assets............................................... $913.5     $912.7
Total long-term debt.......................................  693.8      687.8
Deficiency in stockholders' equity......................... (190.2)    (122.8)

                                                             (footnotes follow)

            NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) On August 1, 1995, the Company acquired AN Can for a purchase price of $362.0 million (including the purchase from ANC of its St. Louis facility in May 1996 for $13.1 million). The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See Note 3 to the Consolidated Financial Statements for the year ended December 31, 1996 included elsewhere in this Prospectus.

(b) On December 21, 1993, the Company acquired DM Can for a purchase price of approximately $73.3 million. The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date.

(c) Based upon a review of its depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net realizable values. In 1995, the metal container business recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which had become underutilized due to excess capacity. In 1994, charges of $7.2 million and $9.5 million were recorded by the metal container business and plastic container business, respectively, to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and for technologically obsolete and inoperable machinery and equipment.

(d) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with Accounting Principles Board ("APB") No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge of approximately $21.1 million, assuming an initial public offering price of $19.00 per share, net of $3.7 million previously accrued, at the time of the Offering in the Company's first quarter in 1997, for the excess of fair market value over grant price of these options less amounts previously accrued. The unaudited pro forma financial data do not give effect to such non-cash charge. Prior to the Offering, the Company recognized compensation expense for the change in pro forma book value since the date of grant of these options, amortized over the vesting period.

(e) The unaudited pro forma net income per common share data for the year ended December 31, 1996 does not include the historical extraordinary charge, net of tax, incurred in 1996 and an extraordinary charge, net of tax, that the Company expects to incur in the first quarter of 1997 of $0.7 million, in each case for the write-off of unamortized deferred financing costs related to the early redemption of the Discount Debentures. See "Capitalization".

(f) During 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers Accounting for Postemployment Benefits". The Company did not elect to restate prior years' financial statements for any of these pronouncements.

(g) Actual and pro forma net income (loss) per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods. Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. Such conversion will be made based upon the allocable value of Containers and Plastics determined in relation to the value of the Company. Weighted average number of shares outstanding includes the subsidiary options which are considered to be issued within 12 months prior to the Offering at less than the assumed initial public offering price due to their conversion feature as described in footnote (d) above. Supplementary net income (loss) per share, assuming that sufficient shares will be issued in the Offering to repay indebtedness as described in "Use of Proceeds" as of January 1, 1996, was $1.41 for the year ended December 31, 1996.

(h) The unaudited pro forma net income per common share data for the year ended December 31, 1996 and the unaudited pro forma balance sheet data at December 31, 1996 assume gross proceeds from the Offering to the Company of $70.3 million and the use of the net proceeds therefrom as described under "Use of Proceeds". For a detailed presentation of the unaudited pro forma results of operations of the Company for the year ended December 31, 1996, see the unaudited pro forma condensed statement of operations, including the notes thereto, included elsewhere in this Prospectus. See "Capitalization".

(i) The weighted average number of common and common equivalent shares outstanding gives effect to the Stock Split.

(j) Income from operations in the selected segment data includes charges incurred for the reduction in carrying value of certain assets for the metal containers business of $14.7 million and $7.2 million for the years ended December 31, 1995 and 1994 and for the plastic containers business of $9.5 million for the year ended December 31, 1994, as referred to in footnote (c) above. Income from operations for both the metal container and plastic container businesses excludes corporate expense.

(k) "Adjusted EBITDA" means consolidated net income before extraordinary charges, cumulative effect of changes in accounting principles and preferred stock dividends plus, to the extent reflected in the income statement for the applicable period, without duplication, consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to add back expenses relating to postretirement health care costs (which amounted to $2.6 million, $1.7 million, $0.7 million and $0.5 million for the years ended December 31, 1996, 1995, 1994 and 1993, respectively), the reduction in carrying value of assets (which were $14.7 million and $16.7 million for the years ended December 31, 1995 and 1994, respectively) and certain other non-cash charges (which included charges relating to the vesting of benefits under Stock Appreciation Rights ("SARs") of $0.8 million for each of the years ended December 31, 1996 and 1995 and $1.5 million for the year ended December 31, 1994). The Company has included information regarding Adjusted EBITDA because management believes that many investors consider it to be important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with generally accepted accounting principles ("GAAP") as a measure of the profitability or liquidity of the Company. See the consolidated statements of operations and consolidated statements of cash flows of Holdings, including the notes thereto, included elsewhere in this Prospectus. Adjusted EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

(l) Depreciation and amortization excludes amortization of debt financing costs.

(m) The number of employees at December 31, 1995 includes approximately 1,400 employees who joined the Company on August 1, 1995 as a result of the acquisition by Containers of AN Can. The number of employees at December 31, 1993 excludes 650 employees who joined the Company on December 21, 1993 as a result of the acquisition by Containers of DM Can.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the Common Stock.

HIGH LEVERAGE; STOCKHOLDERS' DEFICIENCY; RESTRICTIVE COVENANTS; SECURITY
INTERESTS

  The Company is highly leveraged primarily as a result of the financing of the acquisitions of its metal and plastic container businesses. See "Business--Company History" and "Description of Certain Indebtedness". At December 31, 1996, on a pro forma basis after giving effect to the Refinancing (assuming that the Refinancing occurred as of such date, other than such events that occurred prior to such date), the Company would have had approximately $748.6 million of total consolidated indebtedness. The Company may incur significant amounts of additional indebtedness in the future, particularly in connection with acquisitions. See "Prospectus Summary--Recent Developments--Acquisition". A substantial portion of the Company's cash flow must be used to service its indebtedness and is therefore not available to be used in its business. In addition, a substantial portion of the Company's indebtedness bears interest at floating rates, and therefore a substantial increase in interest rates could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Also, as of December 31, 1996, on a pro forma basis after giving effect to the Refinancing (assuming that the Refinancing occurred as of such date, other than such events that occurred prior to such date), Holdings' deficiency in stockholders' equity would have been $122.8 million. Through 1995, the Company has experienced net losses for each year since its inception, primarily as a result of interest expense on its indebtedness. However, in 1996 the Company had net income of $25.4 million. See "Prospectus Summary--Recent Developments--1996 Financial Results", "Capitalization" and "Selected Historical and Pro Forma Financial Information".

  The Company's instruments and agreements governing its indebtedness contain numerous covenants, including financial and operating covenants, certain of which are quite restrictive. In particular, certain financial covenants under the credit agreement dated as of August 1, 1995 among Silgan and certain of its subsidiaries, the lenders named therein (the "Banks"), Bankers Trust Company ("Bankers Trust"), as Administrative Agent and Co-Arranger, and Bank of America Illinois, as Documentation Agent and Co-Arranger, as amended (the "Silgan Credit Agreement"), become more restrictive over time in anticipation of scheduled debt amortization and improved operating results. These covenants affect, and in many respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, create liens, sell assets, engage in mergers and acquisitions, make certain capital expenditures and pay dividends. Such covenants could restrict the Company in its pursuit of its growth strategy. For a description of such covenants, see "Description of Certain Indebtedness".

  The obligations of each of Silgan, Plastics and Containers under the Silgan Credit Agreement are guaranteed by Holdings and by each other subsidiary of Holdings. Such obligations and guarantees under the Silgan Credit Agreement are, and following consummation of the Offering will continue to be, secured by first priority liens on all of the material assets of the Company and pledges of the capital stock of all of Holdings' subsidiaries (collectively, the "Collateral"). If an event of default under the Silgan Credit Agreement were to occur, the Banks generally would have the right to accelerate and declare due the Company's indebtedness thereunder. In such case, if the indebtedness owed by the Company under the Silgan Credit Agreement were not repaid or restructured, the Banks could proceed to foreclose on the Collateral. See "Description of Certain Indebtedness".

RISKS ASSOCIATED WITH GROWTH STRATEGY

  Historically, the Company has grown predominantly through acquisitions. The Company's future growth will depend in large part on additional acquisitions of consumer goods packaging businesses. There can be no assurance that the Company will be able to locate or acquire other suitable acquisition candidates on acceptable terms or that the Company will be able to fund future acquisitions because of limitations contained in its instruments and agreements governing its indebtedness or otherwise. See "Description of Certain Indebtedness".

  In pursuing its strategy of growth through acquisitions, the Company will face risks commonly encountered with such a strategy. These risks include failing to assimilate the operations and personnel of the acquired businesses, disrupting the Company's ongoing business, dissipating the Company's limited management resources, and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Depending upon the size of the acquisition, it can take up to two to three years to completely integrate an acquired business into the Company's operations and systems and realize the full benefit of the Company's strategies. During the early part of this integration period, the operating results of an acquired business may decrease from results attained prior to the acquisition. Moreover, additional indebtedness incurred to make acquisitions could adversely affect the Company's liquidity and financial stability, and the issuance of Common Stock to effect acquisitions could result in dilution to the Company's shareholders.

RELIANCE ON MAJOR CUSTOMERS

  Containers has agreements with Nestle (the "Nestle Supply Agreements") pursuant to which Containers supplies a majority of Nestle's metal container requirements, and an agreement with Del Monte (the "DM Supply Agreement") pursuant to which Containers supplies substantially all of Del Monte's metal container requirements. The Nestle Supply Agreements and the DM Supply Agreement provide Containers with a potential market for a substantial portion of its metal container output during the terms of these agreements. Approximately 17% and 12% of the Company's sales in 1996 were to Nestle and Del Monte, respectively. The Company has recently agreed with Nestle, subject to definitive documentation, to extend the term of certain of the Nestle Supply Agreements through 2004 (representing approximately 10% of the Company's 1996 sales) in return for certain price concessions by the Company. The Company believes that these price concessions will not have a material adverse effect on its results of operations. Under the Company's recent agreement with Nestle, with respect to the remaining Nestle Supply Agreements that expire in August 1997 (representing approximately 6% of the Company's 1996 sales), the Company has the right to submit a bid to Nestle, and to match any bid received by Nestle, for the 1998 supply year with respect to the metal containers that are the subject of such Nestle Supply Agreements. There can be no assurance that any such bid by the Company will be made at sales prices equivalent to those currently in effect or otherwise on terms similar to those currently in effect. In addition, the Company cannot predict the effect, if any, on its results of operations of matching or not matching any such bids. Under certain limited circumstances, Del Monte, beginning in December 1998, and Nestle, beginning in January 2000 (with respect to all of the metal containers supplied under the Nestle Supply Agreements that have been extended through 2004), may receive competitive bids, and Containers has the right to match any such bids. If Containers matches a competitive bid, it may result in reduced sales prices with respect to the metal containers that are the subject of such competitive bid. In the event that Containers chooses not to match a competitive bid, such metal containers may be purchased from the competitive bidder at the competitive bid price for the term of the bid. See "Business-- Sales and Marketing". The Company's results of operations could be adversely affected if the Company loses significant unit sales to Nestle and/or Del Monte as a result of a competitive bid or otherwise. Neither the Nestle Supply Agreements nor the DM Supply Agreement require the purchase of minimum amounts, and should Nestle's or Del Monte's demand decrease, the Company's consolidated sales could decrease. The loss by the Company of either Nestle or Del Monte as a customer would have a material adverse effect on the Company's results of operations.

DEPENDENCE ON AGRICULTURAL HARVEST; SEASONALITY

  The Company's metal container business sales are dependent, in part, upon the vegetable, tomato and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions, and the Company's results of operations could be impacted accordingly. The Company's results of operations could be materially adversely affected in a year in which crop yields are substantially lower than normal in either of the prime agricultural regions of the United States in which the Company operates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview-- Agricultural Harvest and Seasonality".

  The Company's business is affected by seasonal variations as a result of the timing of the harvest. Accordingly, the Company experiences higher unit sales volume in the second and third quarters and, as a result, the Company has historically generated a disproportionate amount of its annual income from operations during these quarters. In 1996, the Company generated substantially all of its net income in the second and third quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview--Agricultural Harvest and Seasonality" and "--Quarterly Results of Operations".

IMPACT OF HOLDING COMPANY STRUCTURE

  Holdings is a holding company with no business operations of its own. Holdings' principal asset is all the outstanding capital stock of Silgan. The operations of Holdings are conducted through Silgan's operating subsidiaries, Containers and Plastics, each of which is a wholly owned subsidiary of Silgan. Accordingly, Holdings will be dependent upon the earnings and cash flows of such operating subsidiaries, and dividends and distributions from Silgan and such operating subsidiaries, to pay its expenses and meet its obligations and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of Holdings. There can be no assurance that such operating subsidiaries will generate sufficient earnings and cash flows to pay dividends or distribute funds to Holdings to enable Holdings to pay its expenses and meet its obligations, or that applicable state law and contractual restrictions, including negative covenants contained in the instruments and agreements governing the indebtedness of Silgan and such operating subsidiaries, will permit such dividends or distributions. Subject to certain limited exceptions, the terms of the Silgan Credit Agreement currently restrict Silgan and its operating subsidiaries from paying dividends or making distributions to Holdings and the terms of Silgan's 11 3/4% Senior Subordinated Notes due 2002 (the "11 3/4% Notes") currently restrict Silgan from paying dividends or making distributions to Holdings. See "--High Leverage; Stockholders' Deficiency; Restrictive Covenants; Security Interests" and "Description of Certain Indebtedness".

COMPETITION

  The manufacture and sale of metal and plastic containers is highly competitive and many of the Company's competitors have substantially greater financial resources than the Company. In particular, price competition can be an important factor and may affect the Company's results of operations. See "Business--Competition".

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends to a large extent on a number of key employees, and the loss of the services provided by them could materially adversely affect the Company. In particular, the loss of the services provided by R. Philip Silver, the Chairman of the Board and Co-Chief Executive Officer of Holdings and Silgan, and D. Greg Horrigan, the President and Co-Chief Executive Officer of Holdings and Silgan, could materially adversely affect the Company. However, the Company's operations are conducted through Containers and Plastics, each of which has its own independent management. S&H, Inc. ("S&H"), a company wholly owned by Messrs. Silver and Horrigan, has agreed to provide certain general management and administrative services to each of Holdings, Silgan, Containers and Plastics pursuant to management services agreements. See "Certain Transactions--Management Agreements".

SIGNIFICANT STOCKHOLDERS

  After completion of the Offering, Messrs. Silver and Horrigan and The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") (collectively, the "Principal Common Stockholders") will collectively own approximately 72.1% of the outstanding Common Stock (approximately 68.9% if the Underwriters over-allotment option is exercised in full). Accordingly, if such persons act together they will be able to control all matters submitted to the stockholders for a vote, including the election of directors. Under a stockholders agreement entered into by the Principal Common Stockholders (the "Principals Stockholders Agreement"), Messrs. Silver and Horrigan agreed to vote their shares of Common Stock for the election of two directors chosen by MSLEF II so long as MSLEF II holds at least one-half of the number of shares of Common Stock held by it immediately prior to the Offering, and MSLEF II agreed to vote its shares of Common Stock for the election of two directors chosen by Messrs. Silver and Horrigan so long as they hold in the aggregate at least one-half of the number of shares of Common Stock held by them on the date of this Prospectus. Holdings currently has four directors, but intends to increase its board of directors after the Offering to six members to include two additional independent directors. Under the Principals Stockholders Agreement, MSLEF II agreed that, so long as Messrs. Silver and Horrigan hold in the aggregate at least one-half of the number of shares of Common Stock held by them on the date of this Prospectus, Messrs. Silver and Horrigan will nominate the two independent directors, who must then be elected in accordance with Holdings' Restated Certificate of Incorporation. See "Management", "Principal and Selling Stockholders" and "Description of Capital Stock".

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after consummation of the Offering, the Company will have outstanding 18,862,833 shares of Common Stock. The shares of Common Stock sold pursuant to the Offering may be resold without restriction by persons other than "affiliates" of Holdings. The shares of Common Stock directly or indirectly held by the Principal Common Stockholders and Bankers Trust New York Corporation ("BTNY") following the Offering will be "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the absence of registration under the Securities Act, or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act. The Principal Common Stockholders and BTNY have agreed, subject to certain exceptions, for a period of one year from the date of this Prospectus not to register for sale or offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Goldman, Sachs & Co., other than in the Offering. See "Underwriting". Subject to such agreement and restrictions under the Securities Act, the Principal Common Stockholders could sell shares of Common Stock owned by them from time to time in the open market for any reason. Holdings has granted MSLEF II and Messrs. Silver and Horrigan certain registration rights with respect to the shares of Common Stock owned by them which have been waived for a period of one year. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices for the Common Stock and the Company's ability to issue additional equity securities. See "Shares Eligible for Future Sale".

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CERTAIN AGREEMENTS AND THE CERTIFICATE OF INCORPORATION

  Under the Principals Stockholders Agreement, MSLEF II agreed to vote its shares of Common Stock against any unsolicited merger or sale of the Company's business or its assets if Messrs. Silver and Horrigan oppose such transaction, so long as Messrs. Silver and Horrigan hold at least 90% of the shares of Common Stock held by them in the aggregate on the date of this Prospectus. See "Description of Capital Stock--Description of Stockholders Agreements".

  Certain provisions of Holdings' Restated Certificate of Incorporation may have the effect of delaying or preventing transactions involving a change of control of Holdings, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. In particular, under the Restated Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board. Under the Restated Certificate of Incorporation, the Board of Directors is divided into three classes, and each year, one third of the directors is elected for a term of three years. In addition, any action taken by the holders of Common Stock must be taken at a meeting and may not be taken by consent in writing, and a special meeting of the stockholders may only be called by the Chairman of the Board or the President of the Company or by a majority of the Board of Directors of the Company, and may not be called by the holders of Common Stock. See "Description of Capital Stock".

  Under the Silgan Credit Agreement, the occurrence of a Change of Control (as defined in the Silgan Credit Agreement) constitutes an event of default thereunder, permitting, among other things, the acceleration of amounts owed thereunder. Additionally, upon the occurrence of a Change of Control under and as defined in the instruments governing Silgan's 11 3/4% Notes and the Exchange Debentures, the holders thereof have the right to require the repurchase of such indebtedness at a purchase price equal to 101% of the principal amount thereof, plus accrued interest thereon. See "Description of Certain Indebtedness".

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SLGN", there can be no assurance that an active market for the Common Stock will be developed or sustained following the Offering or that investors in the Common Stock will be able to resell their shares of Common Stock at or above the initial public offering price. The initial public offering price for the shares of Common Stock will be determined through negotiations between the Company and the Selling Stockholders and the representatives of the Underwriters, and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting". Morgan Stanley & Co. Incorporated ("Morgan Stanley") will not act as a market maker for the Common Stock.

DILUTION

  Purchasers of the Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. In addition, to the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,700,000 shares of Common Stock offered hereby by the Company are estimated to be $64.4 million, after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of shares by MSLEF II and BTNY (collectively, the "Selling Stockholders").

  The net proceeds of the Offering will be used to redeem the remaining outstanding Discount Debentures (approximately $59.0 million aggregate principal amount). Accrued interest on such Discount Debentures will be paid with working capital borrowings under the Silgan Credit Agreement. The Discount Debentures bear interest at a rate of 13 1/4% per annum and mature on December 15, 2002. A portion of the net proceeds from the Offering will be used to prepay approximately $3.5 million principal amount of the B term loans (together with accrued interest thereon) under the Silgan Credit Agreement, which amount would have been due on December 31, 1997. Such B term loans had a weighted average interest rate of 8.7% during the year ended December 31, 1996. The remaining net proceeds from the Offering will be used to prepay approximately $1.9 million principal amount of the A term loans (together with accrued interest thereon) under the Silgan Credit Agreement that would have been due on December 31, 1997. Such A term loans had a weighted average interest rate of 8.2% during the year ended December 31, 1996. Pending the redemption of the remaining Discount Debentures which is expected to occur no later than 45 days after the completion of the Offering, the net proceeds will be used to repay working capital loans under the Silgan Credit Agreement. Generally, the Company may borrow, repay and reborrow working capital loans from time to time in accordance with the Silgan Credit Agreement. The Company financed its recent acquisition of Finger Lakes through working capital borrowings under the Silgan Credit Agreement of approximately $29.9 million. See "Description of Certain Indebtedness--Description of the Silgan Credit Agreement".

                                DIVIDEND POLICY

  Holdings has never declared or paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of Holdings' Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by Holdings' Board of Directors. The Holdings Guaranty (as defined in "Description of Certain Indebtedness--Description of the Silgan Credit Agreement") and the Exchangeable Preferred Stock (and, when issued, the Exchange Debentures) limit the ability of Holdings to pay dividends, and the Silgan Credit Agreement and the 11 3/4% Notes limit the ability of Silgan to pay dividends to Holdings. See "Risk Factors--High Leverage; Stockholders' Deficiency; Restrictive Covenants; Security Interests", "--Impact of Holding Company Structure" and "Description of Certain Indebtedness".

                                   DILUTION

  As of December 31, 1996, the Company had a deficit in net tangible book value of approximately $289.7 million or $19.11 per share of Common Stock. "Net tangible book value" per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after December 31, 1996, other than to give effect to (i) the sale by the Company of the 3,700,000 shares of Common Stock in the Offering (at an assumed initial public offering price of $19.00 per share and after deducting the underwriting discount and offering expenses) and (ii) the application of the net proceeds therefrom to redeem the remaining outstanding Discount Debentures and to repay a portion of the A and B term loans under the Silgan Credit Agreement, the pro forma deficit in net tangible book value of the Common Stock as of December 31, 1996 would have been approximately $225.4 million or $11.95 per share. This represents an immediate decrease in pro forma deficit in net tangible book value of $7.16 per share of Common Stock to existing stockholders and an immediate dilution in pro forma net tangible book value of $30.95 per share to new stockholders. "Dilution" per share represents the difference between the price per share to be paid by the new stockholders and the pro forma deficit in net tangible book value per share as of December 31, 1996. The following table illustrates this per share dilution.

     Assumed initial public offering price per share.........           $ 19.00
     Deficit in net tangible book value per share as of
      December 31, 1996......................................  $(19.11)
     Decrease in deficit in net tangible book value per share
      attributable to the Offering and the application of the
      proceeds therefrom.....................................     7.16
                                                               -------
     Pro forma deficit in net tangible book value per share
      as of December 31, 1996 after giving effect to the
      Offering and the application of the proceeds
      therefrom..............................................            (11.95)
                                                                        -------
     (Dilution) per share to new stockholders................           $(30.95)
                                                                        =======

  The following table sets forth, on a pro forma basis as of December 31, 1996, the number of shares of Common Stock purchased from Holdings and the total consideration and the average price per share paid by the existing stockholders and to be paid by investors purchasing shares of Common Stock offered hereby.

                           SHARES PURCHASED     TOTAL CONSIDERATION
                         --------------------- ---------------------- AVERAGE PRICE
                           NUMBER   PERCENTAGE   AMOUNT    PERCENTAGE   PER SHARE
                         ---------- ---------- ----------- ---------- -------------
Existing stockholders... 15,162,833    80.4%   $18,618,000    20.9%      $ 1.23
New stockholders........  3,700,000    19.6     70,300,000    79.1        19.00
                         ----------   -----    -----------   -----
Total................... 18,862,833   100.0%   $88,918,000   100.0%      $ 4.71
                         ==========   =====    ===========   =====

  Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 14,362,833, or approximately 76.1% of the total number of shares of Common Stock outstanding after the Offering (or approximately 72.6% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,500,000, or approximately 23.9% of the total number of shares of Common Stock outstanding after the Offering (or 5,175,000 shares and approximately 27.4% if the Underwriters' over-allotment option is exercised in full).

  The calculations in the tables set forth above do not reflect an aggregate of 3,534,568 shares of Common Stock reserved for issuance under the Stock Option Plan. There are currently 1,821,254 options outstanding under the Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management--Stock Option Plan". The weighted average exercise price for all of the options currently outstanding under the Stock Option Plan is $2.18 per share. See "Management--Executive Compensation". To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution.

                                CAPITALIZATION

  The following table sets forth (i) the audited actual consolidated capitalization of Holdings as of December 31, 1996, and (ii) the unaudited pro forma consolidated capitalization of Holdings as of December 31, 1996, giving effect to the Offering (assuming gross proceeds to the Company of $70.3 million) and the application of the proceeds therefrom, and the exchange of all outstanding shares of Exchangeable Preferred Stock for Exchange Debentures. This table should be read in conjunction with the historical and pro forma consolidated financial information of Holdings included elsewhere in this Prospectus.

                                     DECEMBER 31, 1996
                                  -------------------------
                                    ACTUAL      PRO FORMA
                                  -----------  ------------
                                  (AUDITED)    (UNAUDITED)
                                  (DOLLARS IN THOUSANDS)
  LONG-TERM DEBT:
    Term loans(a)...............  $   499,843   $   499,843 (b)
    11 3/4% Senior Subordinated
     Notes due 2002.............      135,000       135,000
    13 1/4% Senior Discount
     Debentures due 2002........       58,940           --
    13 1/4% Subordinated
     Debentures due 2006........          --         52,998
                                  -----------   -----------
      Total long-term debt(c)...      693,783       687,841
                                  -----------   -----------
  Cumulative exchangeable
   redeemable preferred stock...       52,998           --
  DEFICIENCY IN STOCKHOLDERS'
   EQUITY:
    Common stock, par value $.01
     per share, 100,000,000
     shares authorized, 885,000
     shares issued and
     outstanding (actual),
     15,162,833 shares issued
     and outstanding (as
     adjusted for the Stock
     Split), and 18,862,833
     shares issued and
     outstanding (pro
     forma)(d)..................            9           189
    Additional paid-in capital..       18,609       107,647 (e)
    Accumulated deficit.........     (208,824)     (230,614)(e)(f)
                                  -----------   -----------
      Total deficiency in
       stockholders' equity.....     (190,206)     (122,778)
                                  -----------   -----------
        Total capitalization....  $   556,575   $   565,063
                                  ===========   ===========

--------
(a) The term loans exclude the current portion of the term loans under the Silgan Credit Agreement. At December 31, 1996, the current portion of the term loans was $38.4 million.
(b) Approximately $5.4 million of the net proceeds from the Offering will be used to prepay a portion of the current portion of the term loans under the Silgan Credit Agreement. See "Use of Proceeds".
(c) Pursuant to the Silgan Credit Agreement, the lenders thereunder have agreed to lend to Plastics and Containers up to an aggregate of $225.0 million of revolving loans, which are reflected as short-term debt on the Company's balance sheet. As of December 31, 1996, the outstanding principal amount of revolving loans under the Silgan Credit Agreement was $27.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity".
(d) Excludes 3,534,568 shares of Common Stock reserved for issuance under the Stock Option Plan, including shares reserved for issuance in connection with currently outstanding options to purchase 1,821,254 shares of Common Stock. The weighted average exercise price for all of the options currently outstanding under the Stock Option Plan is $2.18 per share.
(e) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with APB No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge to earnings of approximately $21.1 million (assuming an initial public offering price of $19.00 per share), net of $3.7 million previously accrued, at the time of the Offering for the excess of fair market value over grant price of these options, less amounts previously accrued, which will be offset by an increase to paid-in capital.
(f) Includes an extraordinary charge, net of tax, of $0.7 million for the write-off of unamortized deferred financing costs related to the redemption of Discount Debentures. Such charge is expected to be incurred during the first quarter of 1997.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  Set forth below are selected historical consolidated financial data of Holdings at December 31, 1996, 1995, 1994, 1993 and 1992 and for the years then ended.

  The selected historical consolidated financial data of Holdings at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 (with the exception of employee data) were derived from the historical consolidated financial statements of Holdings for such periods that were audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere in this Prospectus. The selected historical consolidated financial data of Holdings at December 31, 1994, 1993 and 1992 and for the years ended December 31, 1993 and 1992 were derived from the historical audited consolidated financial statements of Holdings for such periods.

  The unaudited pro forma net income per common share data for the year ended December 31, 1996 give effect to the Refinancing as if it had occurred as of January 1, 1996. The summary unaudited pro forma balance sheet data at December 31, 1996 give effect to the Refinancing (other than events that occurred prior to such date) as if it had occurred as of such date.

  The unaudited pro forma data do not purport to represent what the Company's financial position or results of operations would actually have been if such events had in fact occurred as of such dates or at the beginning of the periods presented, or to project the Company's financial position or results of operations for any future date or period. The selected historical and unaudited pro forma data of Holdings were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed statements of operations and the historical financial statements and pro forma financial information of Holdings, including the notes thereto, included elsewhere in this Prospectus.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                           1996(A)     1995(A)     1994(B)     1993(B)       1992
                          ----------  ----------  ----------  ----------  ----------
                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales...............  $  1,405.7  $  1,101.9  $    861.4  $    645.5  $    630.0
Cost of goods sold......     1,223.6       970.5       748.3       571.2       555.0
                          ----------  ----------  ----------  ----------  ----------
Gross profit............       182.1       131.4       113.1        74.3        75.0
Selling, general and
 administrative
 expenses...............        58.8        46.9        38.0        32.5        32.8
Reduction in carrying
 value of assets(c).....         --         14.7        16.7         --          --
                          ----------  ----------  ----------  ----------  ----------
Income from
 operations(d)..........       123.3        69.8        58.4        41.8        42.2
Interest expense and
 other related financing
 costs..................        89.4        80.7        65.8        54.3        57.0
Minority interest
 expense................         --          --          --          --          2.7
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes...........        33.9       (10.9)       (7.4)      (12.5)      (17.5)
Income tax provision....         3.3         5.1         5.6         1.9         2.2
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary charges
 and cumulative effect
 of changes in
 accounting principles..        30.6       (16.0)      (13.0)      (14.4)      (19.7)
Extraordinary charges
 relating to early
 extinguishment of
 debt(e)................        (2.2)       (5.8)        --         (1.3)      (23.6)
Cumulative effect of
 changes in accounting
 principles(f)..........         --          --          --         (6.3)        --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) before
 preferred stock
 dividend requirement...        28.4       (21.8)      (13.0)      (22.0)      (43.3)
Preferred stock dividend
 requirement............         3.0         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stockholders...........  $     25.4  $    (21.8) $    (13.0) $    (22.0) $    (43.3)
                          ==========  ==========  ==========  ==========  ==========
Net income (loss) per
 common share(g):
 Income (loss) before
  extraordinary
  charges...............  $     1.60  $    (0.77) $    (0.63) $    (0.87) $    (1.21)
 Extraordinary charges..       (0.11)      (0.29)        --        (0.08)      (1.44)
 Cumulative effect of
  accounting changes....         --          --          --        (0.38)        --
 Preferred stock
  dividend requirement..       (0.16)        --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
  Total.................  $     1.33  $    (1.06) $    (0.63) $    (1.33) $    (2.65)
                          ==========  ==========  ==========  ==========  ==========
Pro forma net income per
 common
 share(d)(e)(g)(h)......  $     1.78
                          ==========
Weighted average number
 of common and
 common equivalent
 shares outstanding(i)..  19,169,455  20,647,599  20,647,599  16,469,928  16,364,313
SELECTED SEGMENT DATA:
Net sales:
 Metal container
  business..............  $  1,189.3  $    882.3  $    657.1  $    459.2  $    437.4
 Plastic container
  business..............       216.4       219.6       204.3       186.3       192.6
Income (loss) from
 operations:(j)
 Metal container
  business..............       106.1        58.2        59.8        42.3        40.7
 Plastic container
  business..............        18.4        13.2        (0.1)        0.6         2.3
OTHER DATA:
Adjusted EBITDA(k)......  $    186.0  $    132.4  $    114.5  $     76.1  $     74.0
Adjusted EBITDA as a
 percentage of net
 sales..................        13.2%       12.0%       13.3%       11.8%       11.7%
Income (loss) from
 operations as a
 percentage of net
 sales..................         8.8         6.3         6.8         6.5         6.7
Capital expenditures....  $     56.9  $     51.9  $     29.2  $     42.5  $     23.4
Depreciation and
 amortization(l)........        58.6        45.4        37.2        33.8        31.8
Cash flows provided by
 operating activities...       125.2       209.6        47.3        48.1        15.4
Cash flows used for
 investing activities...       (98.3)     (397.1)      (27.9)     (116.1)      (23.0)
Cash flows (used for)
 provided by financing
 activities.............       (27.9)      186.9       (17.0)       65.3         8.6
Number of employees (at
 end of period)(m)......       5,525       5,110       4,000       3,330       3,340

                                             DECEMBER 31,
                            --------------------------------------------------
                             PRO FORMA
                              1996(H)    1996    1995    1994    1993    1992
                            ----------- ------  ------  ------  ------  ------
                            (UNAUDITED)
BALANCE SHEET DATA (at end
 of period):
Total assets..............    $912.7    $913.5  $900.0  $504.3  $497.6  $389.0
Total long-term debt......     687.8     693.8   750.9   510.8   505.7   383.2
Deficiency in
 stockholders' equity.....    (122.8)   (190.2) (179.8) (158.0) (145.0) (138.0)

                                                             (footnotes follow)

           NOTES TO SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) On August 1, 1995, the Company acquired AN Can for a purchase price of $362.0 million (including the purchase from ANC of its St. Louis facility in May 1996 for $13.1 million). The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date. See Note 3 to the Consolidated Financial Statements for the year ended December 31, 1996 included elsewhere in this Prospectus.

(b) On December 21, 1993, the Company acquired DM Can for a purchase price of approximately $73.3 million. The acquisition was accounted for as a purchase transaction and the results of operations have been included with the Company's historical results from the acquisition date.

(c) Based upon a review of its depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net realizable values. In 1995, the metal container business recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which had become underutilized due to excess capacity. In 1994, charges of $7.2 million and $9.5 million were recorded by the metal container business and plastic container business, respectively, to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and for technologically obsolete and inoperable machinery and equipment.

(d) Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. In accordance with APB No. 25, options granted under these plans are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge of approximately $21.1 million, assuming an initial public offering price of $19.00 per share, net of $3.7 million previously accrued, at the time of the Offering in the Company's first quarter in 1997, for the excess of fair market value over grant price of these options less amounts previously accrued. The unaudited pro forma financial data do not give effect to such non-cash charge. Prior to the Offering, the Company recognized compensation expense for the change in pro forma book value since the date of grant of these options, amortized over the vesting period.

(e) The unaudited pro forma net income per common share data for the year ended December 31, 1996 does not include the historical extraordinary charge, net of tax, incurred in 1996 and an extraordinary charge, net of tax, that the Company expects to incur in the first quarter of 1997 of $0.7 million, in each case for the write-off of unamortized deferred financing costs related to the early redemption of the Discount Debentures. See "Capitalization".

(f) During 1993, the Company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers Accounting for
    Postemployment Benefits". The Company did not elect to restate prior years' financial statements for any of these pronouncements.

(g) Actual and pro forma net income (loss) per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods. Under the terms of the stock option plans of Containers and Plastics, stock options issued under such plans will be converted to options under the Stock Option Plan at the time of the Offering. Such conversion will be made based upon the allocable value of Containers and Plastics determined in relation to the value of the Company. Weighted average number of shares outstanding includes the subsidiary options which are considered to be issued within 12 months prior to the Offering at less than the assumed initial public offering price due to their conversion feature as described in footnote (d) above. Supplementary net income (loss) per share, assuming that sufficient shares will be issued in the Offering to repay indebtedness as described in "Use of Proceeds" as of January 1, 1996, was $1.41 for the year ended December 31, 1996.

(h) The unaudited pro forma net income per common share data for the year ended December 31, 1996 and the unaudited pro forma balance sheet data at December 31, 1996 assume gross proceeds from the Offering to the Company of $70.3 million and the use of the net proceeds therefrom as described under "Use of Proceeds". For a detailed presentation of the unaudited pro forma results of operations of the Company for the year ended December 31, 1996, see the unaudited pro forma condensed statement of operations, including the notes thereto, included elsewhere in this Prospectus. See "Capitalization".

(i) The weighted average number of common and common equivalent shares outstanding gives effect to the Stock Split.

(j) Income from operations in the selected segment data includes charges incurred for the reduction in carrying value of certain assets for the metal containers business of $14.7 million and $7.2 million for the years ended December 31, 1995 and 1994 and for the plastic containers business of $9.5 million for the year ended December 31, 1994, as referred to in footnote (c) above. Income from operations for both the metal container and plastic container businesses excludes corporate expense.

(k) "Adjusted EBITDA" means consolidated net income before extraordinary charges, cumulative effect of changes in accounting principles and preferred stock dividends plus, to the extent reflected in the income statement for the applicable period, without duplication, consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to add back expenses relating to postretirement health care costs (which amounted to $2.6 million, $1.7 million, $0.7 million and $0.5 million for the years ended December 31, 1996, 1995, 1994 and 1993, respectively), the reduction in carrying value of assets (which were $14.7 million and $16.7 million for the years ended December 31, 1995 and 1994, respectively) and certain other non-cash charges (which included charges relating to the vesting of benefits under SARs of $0.8 million for each of the years ended December 31, 1996 and 1995 and $1.5 million for the year ended December 31, 1994). The Company has included information regarding Adjusted EBITDA because management believes that many investors consider it to be important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with GAAP as a measure of the profitability or liquidity of the Company. See the consolidated statements of operations and consolidated statements of cash flows of Holdings, including the notes thereto, included elsewhere in this Prospectus. Adjusted EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

(l) Depreciation and amortization excludes amortization of debt financing costs.

(m) The number of employees at December 31, 1995 includes approximately 1,400 employees who joined the Company on August 1, 1995 as a result of the acquisition by Containers of AN Can. The number of employees at December 31, 1993 excludes 650 employees who joined the Company on December 21, 1993 as a result of the acquisition by Containers of DM Can.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The following discussion includes certain forward-looking statements regarding the Company's expected results of operations, cost savings and future liquidity. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors".

OVERVIEW

  The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share for the twelve months ended October 31, 1996 of 35% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company has focused on growth through acquisitions, followed by plant rationalizations and consolidations and investment in the acquired businesses to gain manufacturing and production efficiencies and to provide for internal growth. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of AN Can in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and DM Can in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes, the metal container manufacturing subsidiary of Curtice Burns. See "Prospectus Summary--Recent Developments". The Company's future growth will depend in large part on additional acquisitions of consumer goods packaging businesses.

  Holdings is a holding company that conducts its business through two operating companies, Containers and Plastics, each of which is a wholly owned subsidiary of Silgan.

 COST REDUCTIONS AND INVESTMENTS FOLLOWING ACQUISITIONS

  The Company believes that its acquisitions and investments have enabled it to achieve a low cost position in the metal food container segment. To further enhance its low cost position, the Company has realized cost reduction opportunities through plant rationalizations and capital improvements, as well as from improved production scheduling and line reconfiguration. Since 1991, Containers has closed eight smaller, higher cost metal container facilities, including five facilities that were closed in 1995 as a result of the integration of the manufacturing operations of DM Can. Because most of the facilities that were closed in 1995 were closed late in the year, the Company began to realize the benefits from the closing of such facilities in 1996. From 1991 through 1993, Plastics closed three manufacturing facilities and consolidated the technical and administrative functions of its plastic container businesses. An additional facility was closed in 1995. In 1994, Plastics began to realize the benefits of this consolidation and rationalization program, as well as from its capital investment program. In the fourth quarter of 1996, the Company initiated further downsizing and rationalizations of certain of its facilities. Management expects that these actions, along with improved production scheduling, will enable the Company to achieve lower manufacturing costs in 1997 as compared to 1996.

 AN CAN ACQUISITION

  Management believes that the acquisition of AN Can, which has seventeen manufacturing facilities, provides the Company with further cost reduction opportunities, not only through purchasing economies and manufacturing synergies which it will realize from the combined operations, but also through the integration of selling, general and administrative operations of AN Can into the Company's existing metal container business. In 1996, the Company realized certain of the manufacturing synergies. In 1997, the Company expects to complete the integration of the selling, general and administrative functions. The Company believes that it will realize the full benefits of the integration of the selling, general and administrative functions in 1998, and that benefits to be realized by the rationalization of plant operations will begin to occur in 1997.

  Although employee termination costs in connection with plant rationalizations, administrative workforce reductions and other plant exit costs associated with the acquisition of AN Can have been accrued through purchase accounting adjustments, the Company incurred in 1995 and in 1996 other non-recurring costs which under current accounting pronouncements will be charged against operating income. These costs, which include transitional charges related to the integration of selling and administrative functions, as well as costs associated with plant rearrangement and clean-up, were $3.2 million in 1995 and were approximately $3.5 million in 1996. The Company expects that it will eliminate the redundant charges related to the integration of selling and administrative functions in 1997.

 NET SALES

  LONG-TERM CONTRACTS. The Company seeks to develop and maintain long-term relationships with its customers. The Company estimates that approximately 80% of Containers' projected sales in 1997 will be pursuant to long-term supply arrangements. Containers' has agreements with Nestle pursuant to which Containers supplies a majority of Nestle's metal container requirements, and an agreement with Del Monte pursuant to which Containers supplies substantially all of Del Monte's U.S. metal container requirements. Revenues from these two customers represented approximately 29% of net sales by Containers in 1996. In addition to Nestle and Del Monte, Containers has multi-year supply arrangements with several other customers, including contracts which AN Can had with many of its customers. The Company has recently agreed with Nestle, subject to definitive documentation, to extend the term of certain of the Nestle Supply Agreements through 2004 (representing approximately 10% of the Company's 1996 sales) in return for certain price concessions by the Company. See "Risk Factors--Reliance on Major Customers" and "Business--Sales and Marketing". The Company believes that these price concessions will not have a material adverse effect on its results of operations. Under the Company's recent agreement with Nestle, with respect to the remaining Nestle Supply Agreements that expire in August 1997 (representing approximately 6% of the Company's 1996 sales), the Company has the right to submit a bid to Nestle, and to match any bid received by Nestle, for the 1998 supply year with respect to the metal containers that are the subject of such Nestle Supply Agreements. There can be no assurance that any such bid by the Company will be made at sales prices equivalent to those currently in effect or otherwise on terms similar to those currently in effect. The loss by the Company of either Nestle or Del Monte as a customer would have a material adverse effect on the Company's results of operations. See "Risk Factors--Reliance on Major Customers" and "Business--Sales and Marketing".

  The Company's long-term supply contracts generally provide for pricing changes in accordance with cost change formulas, thereby significantly reducing the exposure of the Company's results from operations to the volatility of raw material costs. In addition, the terms of the Company's long-term supply contracts limit the Company's ability to increase margins.

  AGRICULTURAL HARVEST AND SEASONALITY. The Company's metal container business sales are dependent, in part, upon the vegetable, tomato and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. The fruit and vegetable pack harvest in 1994 was better than the below normal fruit and vegetable pack harvest in 1995, resulting in greater sales to fruit and vegetable pack processing customers in 1994 as compared to 1995. The 1996 midwest vegetable harvest was better than in 1995, but, due to cool wet weather during the 1996 planting season, was less than the harvest in 1994. See "Risk Factors--Dependence on Agricultural Harvest; Seasonality".

  The Company's business is affected by seasonal variations as a result of the timing of the harvest. Accordingly, the Company experiences higher unit sales volume in the second and third quarters and, as a result, the Company has historically generated a disproportionate amount of its annual income from operations during these quarters. In 1996, the Company generated substantially all of its net income in the second and third quarters. See "Risk Factors-- Dependence on Agricultural Harvest; Seasonality" and "--Quarterly Results of Operations".

 INTEREST EXPENSE

  In order to increase its financial flexibility, during 1995 and 1996 the Company refinanced portions of its higher cost capital with lower cost capital. Upon completion of the Refinancing, the Company will have refinanced all of the Discount Debentures. The net result of these refinancings will be approximately $19.5 million of annual current cash interest savings (excluding non-cash interest relating to the Exchange Debentures) and approximately $25.9 million of current cash tax savings (as a result of the deduction by the Company of the accreted interest of approximately $103.5 million on the retired Discount Debentures).

  The Company's aggregate interest expense and the preferred stock dividend requirement in 1996 was $92.4 million. On a pro forma basis after giving effect to the Refinancing, the Company's interest expense for 1996 (including interest on the Exchange Debentures which, as part of the Refinancing, are assumed to have been exchanged for the Exchangeable Preferred Stock as of the beginning of the year) would have been $83.5 million. For 1997, assuming that the floating rates of interest to be borne by the Company's indebtedness in 1997 are comparable to 1996 rates and without giving effect to incremental borrowings to finance acquisitions, if any, the Company expects that its interest expense will decline by approximately $10.0 million as compared to 1996. Since the Company refinanced a substantial amount of the Discount Debentures in the third quarter of 1996, the Company expects that most of this reduction in interest expense will occur during the first and second quarters of 1997 as compared to the same periods in 1996.

  As of December 31, 1996, on a pro forma basis after giving effect to the Refinancing, the Company would have had approximately $748.6 million of indebtedness outstanding, including $27.8 million of working capital loans. Historically, the Company's working capital loans are at their lowest amount at year-end. Because the Company sells metal containers used in vegetable and fruit processing, the Company must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Due to these seasonal requirements, the Company incurs short term indebtedness to finance its working capital requirements. At its peak in September 1996, approximately $182.5 million of the working capital revolver under the Silgan Credit Agreement, including letters of credit, was utilized.

  The Company's financial results are sensitive to changes in prevailing market rates of interest. At December 31, 1996, on a pro forma basis after giving effect to the Refinancing and including working capital loans of $27.8 million, 48.2% of the Company's indebtedness bore interest at floating rates, taking into account interest rate swap agreements entered into by the Company to mitigate the effect of interest rate fluctuations. These agreements have a notional amount of $200.0 million, including interest rate swap agreements entered into during the fourth quarter of 1996 with a notional amount of $100.0 million. Under these agreements, floating rate interest was exchanged for fixed rates of interest ranging from 5.6% to 6.2% plus the Company's incremental margin, which currently ranges from 2.5% to 3.0%. Depending upon market conditions, the Company may enter into additional interest rate swap or hedge agreements in the future to hedge its exposure to interest rate volatility.

 INCOME TAX CONSIDERATIONS

  FEDERAL TAX LIABILITY. Because the Discount Debentures represent "applicable high yield discount obligations," the tax deduction that would otherwise have been available to the Company for the accreted interest on the Discount Debentures during the five years that no cash interest was paid thereon was not available until the retirement of the Discount Debentures. After giving effect to the Refinancing, the Company will have redeemed or repurchased all of the Discount Debentures from 1995 to 1997, providing the Company with an allowable deduction of approximately $103.5 million for the amount of accreted interest on such indebtedness, and resulting in no federal tax liability for the Company in 1996. At December 31, 1996, the Company had a regular net operating loss carryforward of approximately $164.0 million. This net operating loss carryforward resulted principally from both the deduction of the accreted interest on the Discount Debentures refinanced in 1996 and 1995 and significant tax depreciation deductions from the acquisition of AN Can. Upon completion of the Refinancing, after giving effect to the deduction of accreted interest on the remaining Discount Debentures, the Company estimates it will have a regular net operating loss carryforward of approximately $185.0 million. Subject to certain limitations, this net operating loss carryforward will be available to offset taxable income that the Company expects to generate in 1997 and in the future until such time as the regular net operating loss carryforward is fully utilized.

  Effective in 1993, however, the Company became subject to alternative minimum tax ("AMT") for federal income tax purposes. Due to the availability of an AMT net operating loss carryforward, the Company incurred an AMT liability at the rate of 2% of AMT taxable income for 1993 through 1995. Beginning in 1996, the Company would have fully utilized its AMT net operating loss carryforwards and would have incurred an AMT liability at the statutory rate of 20% of AMT taxable income if it had not realized the benefit of the deduction of accreted interest on the retired Discount Debentures. As a result of this deduction, the Company will have reduced its federal tax liability by approximately $20.7 million and state tax liability by approximately $5.2 million for 1996 and 1997. Management expects that the Company will fully utilize the benefit of this deduction in late 1997 or early 1998 at which time it will then become subject to AMT at the statutory rate.

  BOOK ACCOUNTING IMPLICATIONS. SFAS No. 109 of the Financial Accounting Standards Board ("FASB") requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the future tax benefits arising from the deferred tax assets will not be realized. Because the Company incurred losses from its inception through 1995, SFAS No. 109 required the Company to record a valuation allowance. Although the Company reported net income for 1996, it has not yet met the criteria under SFAS No. 109 to release any of its valuation allowance. The ultimate realization of all or part of the Company's deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future. When preparing future period interim and annual financial statements, the Company will evaluate its strategic plans, in light of evolving business conditions, and the valuation allowance will be adjusted based on such evaluation. The Company expects that it will meet the realization criteria of SFAS No. 109 in 1997, and that it will release a portion of its deferred tax asset valuation allowance, resulting in the recognition of a tax benefit. After the expected release of a portion of its valuation allowance in 1997, the Company expects to provide for federal income taxes at the statutory rate.

  The Company's income tax rate varied from the U.S. statutory rate in 1996 due to the utilization of net operating loss carryforwards. In 1995 and 1994, the Company's income tax rate varied from the U.S. statutory rate due to losses which resulted in temporary differences between book and taxable income for which recognition of a deferred tax asset was not considered appropriate at the time. In accordance with SFAS No. 109, the Company has provided a provision for income taxes based upon federal, state and foreign taxes currently payable. See Note 14 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth certain income statement data for the Company, expressed as a percentage of net sales, for each of the periods presented, and should be read in conjunction with the historical and pro forma financial information and related notes thereto included elsewhere in this Prospectus.

                                               YEAR ENDED DECEMBER 31,
                                              -----------------------------
                                               1996    1995     1994
                                              ------- -------  -------
OPERATING DATA:
Net sales:
  Metal container business...................   84.6%   80.1 %   76.3 %
  Plastic container business.................   15.4    19.9     23.7
                                              ------  ------   ------
    Total....................................  100.0   100.0    100.0
Cost of goods sold...........................   87.0    88.1     86.9
                                              ------  ------   ------
Gross profit.................................   13.0    11.9     13.1
Selling, general and administrative
 expenses....................................    4.2     4.3      4.4
Reduction in carrying value of assets........    --      1.3      1.9
                                              ------  ------   ------
Income from operations.......................    8.8     6.3      6.8
Interest expense and other related financing
 costs.......................................    6.4     7.3      7.6
                                              ------  ------   ------
Income (loss) before income taxes............    2.4    (1.0)    (0.8)
Income tax provision.........................    0.2     0.5      0.7
                                              ------  ------   ------
Income (loss) before extraordinary charges...    2.2    (1.5)    (1.5)
Extraordinary charges relating to early
 extinguishment of debt......................   (0.2)   (0.5)     --
                                              ------  ------   ------
Net income (loss) before preferred stock
 dividend requirement........................    2.0    (2.0)    (1.5)
Preferred stock dividend requirement.........   (0.2)    --       --
                                              ------  ------   ------
Net income (loss) applicable to common
 stockholders................................    1.8%   (2.0)%   (1.5)%
                                              ======  ======   ======
Pro forma net income.........................    2.6%
                                              ======

  Summary historical results for the Company's two business segments, metal and plastic containers, for the calendar years ended December 31, 1996, 1995 and 1994 and summary pro forma results for these business segments for the calendar year ended December 31, 1995 (after giving effect to the acquisition of AN Can as of the beginning of such period) are provided below.

  The unaudited pro forma financial data includes the historical results of the Company and AN Can and reflects the effect of purchase accounting adjustments based on appraisals and valuations, the financing of the acquisition of AN Can, the refinancing of certain of the Company's debt obligations, and certain other adjustments, as if these events occurred as of the beginning of the periods presented. The unaudited pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had these transactions in fact occurred at the beginning of the periods indicated, or to project the Company's financial position or results of operations for any future date or period. The unaudited pro forma financial data do not give effect to adjustments for decreased costs from manufacturing synergies resulting from the integration of AN Can with Containers' existing can manufacturing operations and benefits the Company may realize as a result of its planned rationalization of plant operations. The pro forma information presented should be read in conjunction with the historical results of operations of the Company included elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                             HISTORICAL            PRO FORMA
                                      --------------------------  -------------
                                        1996      1995     1994     1995
                                      --------  --------  ------  --------
                                              (DOLLARS IN MILLIONS)
Net sales:
  Metal container business........... $1,189.3  $  882.3  $657.1  $1,184.8
  Plastic container business.........    216.4     219.6   204.3     219.6
                                      --------  --------  ------  --------
    Consolidated..................... $1,405.7  $1,101.9  $861.4  $1,404.4
                                      ========  ========  ======  ========
Income from operations:
  Metal container business........... $  106.1  $   72.9  $ 67.0  $   95.7
  Plastic container business.........     18.4      13.2     9.4      13.2
  Reduction in asset value(1)........      --      (14.7)  (16.7)    (14.7)
  Corporate expense..................     (1.2)     (1.6)   (1.3)     (1.5)
                                      --------  --------  ------  --------
    Consolidated..................... $  123.3  $   69.8  $ 58.4  $   92.7
                                      ========  ========  ======  ========

--------
(1) Included in the historical and pro forma income from operations of the Company in 1995 are charges incurred for the reduction of the carrying value of certain underutilized equipment to net realizable value of $14.7 million allocable to the metal container business. Included in the historical income from operations of the Company in 1994 are charges incurred for the reduction of the carrying value of certain underutilized and obsolete equipment to net realizable value of $16.7 million in 1994, of which $7.2 million was allocable to the metal container business and $9.5 million to the plastic container business.

 HISTORICAL YEAR ENDED DECEMBER 31, 1996 COMPARED WITH HISTORICAL YEAR ENDED DECEMBER 31, 1995

  NET SALES. Consolidated net sales increased $303.8 million, or 27.6%, to $1.4 billion for the year ended December 31, 1996, as compared to net sales of $1.1 billion for the same period in 1995. This increase resulted predominantly from net sales generated by the former AN Can operations.

  Net sales for the metal container business (including net sales of its specialty business of $90.7 million) were $1,189.3 million for the year ended December 31, 1996, an increase of $307.0 million from net sales of $882.3 million for the same period in 1995. Net sales of metal cans of $1,098.6 million for the year ended December 31, 1996 were $253.1 million greater than net sales of metal cans of $845.5 million for the same period in 1995. This increase resulted from the inclusion of a full year of sales generated from the former AN Can operations, including net sales of approximately $236.0 million during the first seven months of 1996, and increased unit sales due to a better vegetable pack harvest in 1996 as compared to 1995, offset to a limited extent by volume losses with certain customers.

  Sales of specialty items included in the metal container segment increased $53.9 million to $90.7 million during the year ended December 31, 1996 as compared to the same period in 1995, due predominantly to additional sales generated by the former AN Can operations.

  Net sales for the plastic container business of $216.4 million during the year ended December 31, 1996 decreased $3.2 million from net sales of $219.6 million for the same period in 1995. Despite an increase in unit sales, net sales of plastic containers declined as a result of the pass through of lower resin costs.

  COST OF GOODS SOLD. Cost of goods sold as a percentage of consolidated net sales was 87.0% ($1.2 billion) for the year ended December 31, 1996, a decrease of 1.1 percentage points as compared to 88.1% ($970.5 million) for the same period in 1995. The decrease in cost of goods sold as a percentage of net sales was principally attributable to synergies realized from the AN Can acquisition, improved operating efficiencies due to can plant consolidations as well as the improved manufacturing performance by the plastic container business, offset, in part, by the higher cost base of the former AN Can operations and the realization of higher per unit costs due to the Company's one-time planned reduction in finished goods inventory. The additional production capacity provided by AN Can has enabled the Company to produce its product closer to the time of sale and, as a result, during 1996 the Company reduced the amount of finished goods that it carries.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of consolidated net sales decreased
0.1 percentage points to 4.2% ($58.8 million) for the year ended December 31, 1996, as compared to 4.3% ($46.9 million) for the year ended December 31, 1995. This decrease in selling, general and administrative expenses as a percentage of net sales reflects the expected lower administrative expenses realized as a result of the integration of the administrative functions of AN Can with the Company, despite the incurrence of certain redundant costs, estimated to be $3.5 million, associated with the integration of the AN Can operations. In 1997, the Company expects to eliminate all of these redundant costs as it completes its integration of the administrative functions of AN Can with the Company.

  INCOME FROM OPERATIONS. Income from operations as a percentage of consolidated net sales increased 2.5 percentage points to 8.8% ($123.3 million) for the year ended December 31, 1996, as compared with 6.3% ($69.8 million) for the same period in the prior year. Included in income from operations for 1995 was a charge of $14.7 million for the write-off of certain underutilized assets. Without giving effect to this charge, income from operations as a percentage of consolidated net sales would have increased 1.1 percentage points in 1996 as compared to 1995, primarily as a result of the aforementioned improvement in gross margin.

  Income from operations as a percentage of net sales for the metal container business improved to 8.9% ($106.1 million) for the year ended December 31, 1996, from 8.3% ($72.9 million) (without giving effect to the charge of $14.7 million to adjust the carrying value of certain assets) for the same period in 1995. This increase in income from operations as a percentage of net sales for the metal container business was principally attributable to synergies resulting from the acquisition of AN Can, improved operating efficiencies due to plant consolidations and the benefit of cost reductions provided by the Company's capital investment program, offset, in part, by the higher cost base of the AN Can operations and the negative impact of the Company's one-time planned reduction in the amount of finished goods inventory.

  Income from operations as a percentage of net sales for the plastic container business improved to 8.5% ($18.4 million) for the year ended December 31, 1996, from 6.0% ($13.2 million) for the same period in 1995. The improvement in the operating performance of the plastic container business was principally attributable to increased production volumes as well as the benefits realized through capital investment and improved production planning and scheduling efficiencies.

  INTEREST EXPENSE. Interest expense increased $8.7 million to $89.4 million for the year ended December 31, 1996, principally as a result of increased borrowings to finance the acquisition of AN Can in August 1995, offset, in part, by the benefit realized from the redemption of $154.4 million of the Discount Debentures with lower cost bank borrowings (additional B term loans of $125.0 million and working capital loans of $17.4 million) and with $12.0 million of the proceeds from the Preferred Stock Sale, and by lower average bank borrowing rates.

  Upon completion of the Refinancing, the Company will have refinanced all of the Discount Debentures with lower cost borrowings and proceeds from the Preferred Stock Sale and the Offering. Since a substantial portion of the Discount Debentures were refinanced in the third quarter of 1996, the Company expects that its interest expense will decline significantly in the first and second quarters of 1997 as compared to the same quarters in the prior year.

  INCOME TAXES. The provisions for income taxes for the years ended December 31, 1996 and 1995 provide for federal, state and foreign taxes currently payable. The decrease in the provision for income taxes of $1.8 million for the year ended December 31, 1996 as compared to the same period in 1995 reflects the benefit of the current cash tax savings realized from the deduction of accreted interest on the retired Discount Debentures.

  NET INCOME. As a result of the items discussed above, net income of $30.6 million (before extraordinary charges of $2.2 million and the preferred stock dividend requirement of $3.0 million) increased $46.6 million for the year ended December 31, 1996, as compared to a net loss of $16.0 million (before extraordinary charges, net of taxes, of $5.8 million) for the year ended December 31, 1995.

  During 1996, the Company incurred an extraordinary charge of $2.2 million for the write-off of unamortized debt costs associated with the early redemption of Discount Debentures. In 1995, the Company incurred an extraordinary charge of $5.8 million, net of taxes, for the write-off of unamortized debt costs related to the refinancing of its secured debt facilities to fund the AN Can acquisition, the repurchase of a portion of the Discount Debentures, and premiums paid on the repurchase of a portion of such Discount Debentures.

 HISTORICAL YEAR ENDED DECEMBER 31, 1996 COMPARED WITH PRO FORMA YEAR ENDED DECEMBER 31, 1995

  NET SALES. Consolidated net sales for the year ended December 31, 1996 of $1.4 billion were comparable to pro forma consolidated net sales for the same period in 1995. Increased unit sales of metal containers due to a better vegetable pack harvest in 1996 as compared to 1995 offset the loss of an AN Can customer whose product line was acquired by a company that manufactured its own cans and volume losses with certain other customers. Although the plastic container business had increased unit volume in 1996, net sales declined $3.2 million due to the pass through of lower resin costs.

  INCOME FROM OPERATIONS. Income from operations as a percentage of consolidated net sales for the year ended December 31, 1996 increased 1.2 percentage points to 8.8% ($123.3 million), as compared to pro forma income from operations as a percentage of pro forma consolidated net sales of 7.6% ($107.4 million) (without giving effect to the charge to adjust the carrying value of certain assets of $14.7 million) for the year ended December 31, 1995. The increase in income from operations for the year ended December 31, 1996 as compared to pro forma income from operations for the same period in 1995 was attributable to more efficient production planning, the realization of can manufacturing synergies resulting from the acquisition of AN Can, the benefits realized from plant consolidations and capital investments, and the improved operating performance of the plastic container business, offset, in part, by redundant costs associated with the AN Can operations and the negative impact of the Company's one-time planned reduction of the amount of finished goods inventory.

 HISTORICAL YEAR ENDED DECEMBER 31, 1995 COMPARED WITH HISTORICAL YEAR ENDED DECEMBER 31, 1994

  NET SALES. Consolidated net sales increased $240.5 million, or 27.9%, to $1.1 billion for the year ended December 31, 1995, as compared to net sales of $861.4 million for the same period in 1994.

This increase resulted from net sales of $264.3 million generated by AN Can since its acquisition in August 1995 and a $15.3 million increase in sales of plastic containers offset, in part, by a decline in sales of metal containers to Silgan's existing customer base of $39.1 million.

  Net sales for the metal container business (including its specialty business) were $882.3 million for the year ended December 31, 1995, an increase of $225.2 million from net sales of $657.1 million for the same period in 1994. Excluding net sales of metal cans of $236.0 million generated by AN Can since its acquisition, net sales of metal cans to the Company's customers were $609.5 million during the year ended December 31, 1995, as compared to $647.5 million for the same period in 1994. Net sales to the Company's customers in 1995 decreased principally due to lower unit volume resulting from the below normal 1995 vegetable pack offset, in part, by slightly higher sales prices due to the pass through of raw material cost increases.

  Sales of specialty items included in the metal container segment increased $27.2 million to $36.8 million during the year ended December 31, 1995 as compared to the same period in 1994, due to the acquisition of AN Can which generated sales of $28.3 million of specialty items since its acquisition.

  Net sales for the plastic container business of $219.6 million during the year ended December 31, 1995 increased $15.3 million over net sales of $204.3 million for the same period in 1994. This increase was attributable to increased unit sales for new customer products and to higher average sales prices due to the pass through of higher average resin costs.

  COST OF GOODS SOLD. Cost of goods sold as a percentage of consolidated net sales was 88.1% ($970.5 million) for the year ended December 31, 1995, an increase of 1.2 percentage points as compared to 86.9% ($748.3 million) for the same period in 1994. The increase in cost of goods sold as a percentage of net sales principally resulted from increased per unit manufacturing costs resulting from reduced can production volumes, lower margins realized on certain products due to competitive market conditions and lower margins on sales made by AN Can, offset, in part, by improved manufacturing operating efficiencies due to plant consolidations and lower depreciation expense due to a change in the estimated useful life of certain equipment.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of consolidated net sales declined 0.1 percentage points to 4.3% ($46.9 million) for the year ended December 31, 1995 as compared to 4.4% ($38.0 million) for the year ended December 31, 1994. The decrease in selling, general and administrative expenses as a percentage of net sales resulted from the Company's continued control of these expenses in respect of the Company's existing business, offset partially by a temporarily higher level of expenses incurred during the integration of AN Can. The Company expects that its selling, general and administration costs as a percentage of sales will decline in 1997 after it completes the integration of the administrative functions of its metal container business.

  INCOME FROM OPERATIONS. Income from operations as a percentage of consolidated net sales was 6.3% ($69.8 million) for the year ended December 31, 1995, as compared with 6.8% ($58.4 million) for the same period in 1994. Included in income from operations were charges for the write-off of certain underutilized assets of $14.7 million and $16.7 million in 1995 and 1994, respectively. Without giving effect to these charges, income from operations as a percentage of consolidated net sales would have declined 1.0% in 1995, primarily as a result of the aforementioned decline in gross margin.

  Income from operations as a percentage of net sales for the metal container business (without giving effect to charges of $14.7 million and $7.2 million in 1995 and 1994, respectively, to adjust the carrying value of certain assets) was 8.3% ($72.9 million) for the year ended December 31, 1995, as compared to 10.2% ($67.0 million) for the same period in the prior year. The decrease in income from operations as a percentage of net sales principally resulted from higher per unit manufacturing costs realized on lower production volume, lower margins realized on certain products due to competitive market conditions, inefficiencies caused by work stoppages at two of the Company's California facilities, and lower margins realized on sales made by AN Can, offset, in part, by operating efficiencies due to plant consolidations.

  Income from operations as a percentage of net sales attributable to the plastic container business (without giving effect to the charge of $9.5 million in 1994 to adjust the carrying value of certain assets) was 6.0% ($13.2 million) for the year ended December 31, 1995, as compared to 4.6% ($9.4 million) for the same period in 1994. The operating performance of the plastic container business improved as a result of production planning and scheduling efficiencies and benefits realized from capital investment, offset, in part, by increased unit production costs incurred as a result of an inventory reduction program.

  INTEREST EXPENSE. Interest expense, including amortization of debt financing costs, increased by approximately $14.9 million to $80.7 million for the year ended December 31, 1995, principally as a result of increased borrowings to finance the acquisition of AN Can and to fund higher working capital needs as a result of the increased seasonality of the Company's metal container business, and higher average interest rates. Accretion of interest on the Discount Debentures in 1995 approximated the prior year's accretion due to the repurchase of $61.7 million principal amount at maturity of Discount Debentures in the third quarter of 1995.

  INCOME TAXES. The provisions for income taxes for the years ended December 31, 1995 and 1994 were comprised of federal, state and foreign income taxes currently payable. The decrease in the provision for income taxes in 1995 reflects a decrease in federal income taxes currently payable due to the deductibility of accrued interest on the Discount Debentures that were repurchased in 1995.

  NET INCOME. As a result of the items discussed above, net loss before the extraordinary charge for the year ended December 31, 1995 was $16.0 million, as compared to a net loss of $13.0 million for the year ended December 31, 1994.

  As a result of the early extinguishment of amounts owed under its secured debt facilities, the Company incurred an extraordinary charge of $5.8 million (net of tax of $2.6 million) in 1995.


QUARTERLY RESULTS OF OPERATIONS

  The Company's business is affected by seasonal variations as a result of the timing of the harvest. Accordingly, the Company experiences higher unit sales volume in the second and third quarters and, as a result, the Company has historically generated a disproportionate amount of its annual income from operations during these quarters. See "Risk Factors--Dependence on Agricultural Harvest; Seasonality".

  The following table presents certain of the Company's unaudited consolidated quarterly financial data for the years 1996, 1995 and 1994.

                                                             1996
                                                  -----------------------------
                                                  FIRST   SECOND THIRD   FOURTH
                                                  ------  ------ ------  ------
                                                     (DOLLARS IN MILLIONS)
Net sales.......................................  $279.9  $327.1 $473.6  $325.1
Gross profit....................................    36.5    48.7   58.8    38.1
Income from operations..........................    23.7    34.3   43.6    21.7
Interest expense................................    22.6    23.3   22.4    21.1
Income before extraordinary charges and pre-
 ferred
 stock dividend requirements....................     0.1     9.5   20.7     0.3
Net income (loss) available to common stockhold-
 ers............................................     0.1     9.5   17.3    (1.5)
                                                             1995
                                                  -----------------------------
                                                  FIRST   SECOND THIRD   FOURTH
                                                  ------  ------ ------  ------
                                                     (DOLLARS IN MILLIONS)
Net sales.......................................  $203.3  $201.7 $406.5  $290.4
Gross profit....................................    29.0    29.8   41.7    30.9
Income from operations..........................    18.8    22.3   28.3     0.4
Interest expense................................    17.3    17.5   22.9    23.0
Income (loss) before extraordinary charges and
 preferred
 stock dividend requirements....................    (1.4)    3.5    3.7   (21.8)
Net income (loss) available to common stockhold-
 ers............................................    (1.4)    3.5   (2.1)  (21.8)
                                                             1994
                                                  -----------------------------
                                                  FIRST   SECOND THIRD   FOURTH
                                                  ------  ------ ------  ------
                                                     (DOLLARS IN MILLIONS)
Net sales.......................................  $186.2  $201.0 $286.0  $188.2
Gross profit....................................    22.7    28.3   36.4    25.7
Income from operations..........................    14.0    18.7   27.2    (1.5)
Interest expense................................    15.6    16.3   16.8    17.1
Income (loss) before extraordinary charges and
 preferred
 stock dividend requirements....................    (2.2)    1.5    9.0   (21.3)
Net income (loss) available to common stockhold-
 ers............................................    (2.2)    1.5    9.0   (21.3)

  The Company's income from operations includes charges for the write-down of the carrying value of certain underutilized and obsolete equipment to net realizable value of $14.7 million and $16.7 million in the fourth quarters of 1995 and 1994, respectively. Net income (loss) includes extraordinary charges for debt refinancing costs of $2.2 million incurred in the third quarter of 1996 and $5.8 million, net of taxes, incurred in the third quarter of 1995.

CAPITAL RESOURCES AND LIQUIDITY

  The Company's liquidity requirements arise primarily from its obligations under the indebtedness incurred in connection with its acquisitions and the refinancing of such indebtedness, capital investment in new and existing equipment and the funding of the Company's seasonal working capital needs. Historically, the Company has met these liquidity requirements through cash flow generated from operating activities and working capital borrowings.

  On July 22, 1996, the Company completed the Preferred Stock Sale. With net proceeds of $47.8 million from the Preferred Stock Sale, the Company purchased the Holdings Class B Stock held by Mellon for $35.8 million pursuant to its right to purchase such stock for such amount under the Amended and Restated Organization Agreement dated as of December 21, 1993 among the Company and its stockholders and, on August 26, 1996, redeemed $12.0 million principal amount of Discount Debentures.

  On August 1, 1995, Silgan, Containers and Plastics entered into the Silgan Credit Agreement (which originally provided Silgan with $225.0 million of A term loans and $225.0 million of B term loans and provided Containers and Plastics with a commitment of $225.0 million for working capital loans) to finance the acquisition by Containers of AN Can, to refinance and repay in full all amounts owing under the Company's previous credit agreement and under Silgan's Senior Secured Floating Rate Notes due 1997. With borrowings of $200.0 million under the Silgan Credit Agreement (as amended in May 1996 to include an additional $125.0 million of B term loans), Holdings repurchased and redeemed an aggregate of $204.1 million principal amount at maturity of Discount Debentures.

  The Silgan Credit Agreement also provided the Company with improved financial flexibility by (i) enabling Silgan to transfer funds to Holdings for payment by Holdings of cash dividends on the Exchangeable Preferred Stock (or, if issued, cash interest on the Exchange Debentures), (ii) extending the maturity of the Company's secured debt facilities until December 31, 2000,
(iii) lowering the interest rate spread on its floating rate borrowings by 1/2%, as well as providing for further interest rate reductions in the event the Company attains certain financial targets, and (iv) lowering the Company's average cost of indebtedness by permitting Holdings to repurchase or redeem Discount Debentures.

  Upon completion of the Refinancing, the Company will have retired all of the Discount Debentures. By refinancing all of the Discount Debentures with borrowings under the Silgan Credit Agreement and proceeds from the Preferred Stock Sale and from the Offering, the Company will have lowered its average cost of indebtedness, will realize approximately $19.5 million of annual current cash interest savings (excluding non-cash interest on the Exchange Debentures), and will realize approximately $25.9 million of current cash tax savings as a result of the deduction by the Company of the accreted interest on the retired Discount Debentures. In addition, as a result of the Company's net operating loss carryforwards, the Company did not have any federal tax liability in 1996, and expects to incur minimal federal tax liability in 1997. For several years thereafter, the Company expects to incur federal tax liability at the alternative minimum tax rates then in effect. See "-- Overview--Income Tax Considerations".

  During 1996, cash generated from operations of $125.2 million, borrowings of $125.0 million of B term loans under the Silgan Credit Agreement, net proceeds of $47.8 million from the Preferred Stock Sale, net borrowings of working capital loans under the Silgan Credit Agreement of $20.7 million, proceeds of $1.6 million from the sale of assets and $1.1 million of cash balances were used to fund capital expenditures of $56.9 million, the purchase of Finger Lakes for $29.9 million and the purchase of ANC's St. Louis facility for $13.1 million, the redemption of $154.4 million of Discount Debentures, the repayment of $29.5 million of term loans under the Silgan Credit Agreement, the payment of $1.8 million of financing costs associated with the borrowing of additional B term loans under the Silgan Credit Agreement, and the purchase of Holdings Class B Stock held by Mellon for $35.8 million.

  The Company's Adjusted EBITDA for the year ended December 31, 1996 in comparison to 1995 increased by $53.6 million to $186.0 million. The increase in Adjusted EBITDA resulted primarily from increased cash earnings generated by both the metal container business (including earnings from the AN Can operations) and the plastic container business. Although the Adjusted EBITDA of the Company was higher in 1996 as compared to 1995 and the Company reduced the amount of finished goods inventory in 1996, cash flow from operations in 1996 would have remained constant with 1995 (assuming AN Can had been acquired at December 31, 1995 rather than at its seasonal peak). The Company incurred greater cash interest expense in 1996 due to the refinancings of Discount Debentures (for which no cash interest was required through June 15, 1996) with bank borrowings, and in 1995 the Company adopted similar year-end vendor payment terms to those of AN Can.

  During 1995, cash generated from operations of $209.6 million (including cash of $112.0 million generated by AN Can during the five month period from its acquisition on August 1, 1995), proceeds of $3.5 million realized from the sale of assets and a decrease of $0.6 million in cash balances were used to repay $142.8 million of working capital borrowings used to fund the acquisition of AN Can, fund capital expenditures of $51.9 million, repay $9.7 million of term loans and $5.5 million of working capital loans, and make payments to former shareholders of $3.8 million in full settlement of outstanding litigation. The Company's Adjusted EBITDA for the year ended December 31, 1995 as compared to 1994 increased by $17.9 million to $132.4 million. The increase in Adjusted EBITDA reflected the generation of additional cash flow from AN Can since its acquisition on August 1, 1995, partially offset by a decline in the cash earnings of the Company's existing business principally as a result of lower unit volume due to the below normal 1995 vegetable pack.

  For the year ended December 31, 1995, the operating cash flow of the Company increased significantly from the prior year due to the generation of cash by AN Can since its acquisition on August 1, 1995 and the adoption by Silgan of similar year-end vendor payment terms to those of AN Can. At December 31, 1995, the trade receivable balance of AN Can was $44.2 million ($90.2 million on August 1, 1995), the inventory balance was $98.9 million ($137.9 million on August 1, 1995), and the trade payables balance was $58.2 million ($64.2 million on August 1, 1995).

  Because the Company sells metal containers used in fruit and vegetable pack processing, its sales are seasonal. As a result, a significant portion of the Company's revenues are generated in the first nine months of the year. As is common in the packaging industry, the Company must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. The acquisition of AN Can increased the Company's seasonal metal containers business. The Company's average outstanding trade receivables increased in 1996 as compared to 1995 due to the acquisition of AN Can which had more seasonal sales than the Company. As a result the Company increased the amount of working capital loans available to it under its credit facility to $225.0 million. Due to the Company's seasonal requirements, the Company expects to incur short term indebtedness to finance its working capital requirements. Approximately $182.5 million of the working capital revolver under the Silgan Credit Agreement, including letters of credit, was utilized at its peak in September 1996.

  As of December 31, 1996, the outstanding principal amount of working capital loans was $27.8 million and, subject to a borrowing base limitation and taking into account outstanding letters of credit, the unused portion of working capital commitments at such date was $190.0 million.

  In addition to its operating cash needs, the Company believes its cash requirements over the next several years consist primarily of (i) annual capital expenditures of $50.0 to $60.0 million, (ii) scheduled principal amortization payments of term loans under the Silgan Credit Agreement (without giving effect to the use of any of the net proceeds from the Offering to prepay bank terms loans) of $38.5 million, $53.4 million, $53.4 million, $126.1 million and $155.9 million over the next five years, respectively,
(iii) expenditures of approximately $30.0 million over the next three years associated with plant rationalizations, employee severance and administrative workforce reductions, other plant exit costs and employee relocation costs of AN Can, (iv) the Company's interest requirements, including interest on working capital loans, the principal amount of which will vary depending upon seasonal requirements, the bank term loans, most of which bear fluctuating rates of interest, and the 11 3/4% Notes, and (v) payments of approximately $5.0 million (based on the Company's current estimate of its 1997 net income) for federal and state tax liabilities in 1997. Beginning in 1998, the Company expects to incur federal tax liability at the alternative minimum tax rates then in effect. See "--Overview--Income Tax Considerations".

  Management believes that cash generated by operations and funds from working capital borrowings under the Silgan Credit Agreement will be sufficient to meet the Company's expected operating needs, planned capital expenditures, debt service and tax obligations for the foreseeable future.

  The Silgan Credit Agreement, the indenture with respect to the 11 3/4% Notes (the "11 3/4% Notes Indenture"), the Exchangeable Preferred Stock and, when issued, the Exchange Debentures each contain restrictive covenants that, among other things, limit the Company's ability to incur debt, sell assets and engage in certain transactions. Management does not expect these limitations to have a material effect on the Company's business or results of operations. The Company is in compliance with all financial and operating covenants contained in such financing agreements and believes that it will continue to be in compliance during 1997 with all such covenants.

EFFECT OF INFLATION AND INTEREST RATE FLUCTUATIONS

  Historically, inflation has not had a material effect on the Company, other than to increase its cost of borrowing. In general, the Company has been able to increase the sales prices of its products to reflect any increases in the prices of raw materials. See "--Overview--Net Sales--Long-term Contracts".

  Because the Company has indebtedness which bears interest at floating rates, the Company's financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 1996, on a pro forma basis after giving effect to the Refinancing and including working capital loans of $27.8 million, the Company had $748.6 million of indebtedness outstanding, of which $360.6 million bore interest at floating rates, taking into account interest rate swap agreements entered into by the Company to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest was exchanged for fixed rates of interest ranging from 5.6% to 6.2% plus the Company's incremental margin, which currently ranges from 2.5% to 3.0%. The notional principal amounts of these agreements totaled $200.0 million, including interest rate swap agreements entered into during the fourth quarter of 1996 with a notional amount of $100.0 million, and mature in the year 1999. Depending upon market conditions, the Company may enter into additional interest rate swap or hedge agreements (with counterparties that, in the Company's judgment, have sufficient creditworthiness) to hedge its exposure against interest rate volatility.

NEW ACCOUNTING PRONOUNCEMENTS

 LONG-LIVED ASSET IMPAIRMENT

  The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the first quarter of 1996. Under SFAS No. 121, impairment losses will be recognized when events or changes in circumstances indicate that the undiscounted cash flows generated by assets are less than the carrying value of such assets. Impairment losses are then measured by comparing the fair value of assets to their carrying amount. There were no impairment losses recognized during 1996 as a result of the adoption of SFAS No. 121. See Note 2 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

 STOCK-BASED COMPENSATION

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for the 1996 fiscal year. Under SFAS No. 123, compensation expense for all stock-based compensation plans would be recognized based on the fair value of the options at the date of grant using an option pricing model. As permitted under SFAS No. 123, the Company may either adopt the new pronouncement or follow the current accounting methods as prescribed under APB No. 25. The Company has not elected to adopt SFAS No. 123 and continues to recognize compensation expense in accordance with APB No. 25. In addition, the Company is required to include in its 1996 year end financial statements pro forma information regarding compensation expense recognizable under SFAS No. 123. See Note 17 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                   BUSINESS

GENERAL

  The Company is a leading North American manufacturer of consumer goods packaging products that currently produces (i) steel and aluminum containers for human and pet food, (ii) custom designed plastic containers for personal care, health, food, pharmaceutical and household chemical products and (iii) specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. The Company is the largest manufacturer of metal food containers in North America, with a unit sale market share for the twelve months ended October 31, 1996 of 35% in the United States, and is a leading manufacturer of plastic containers in North America for personal care products. The Company's strategy is to increase shareholder value by growing its existing businesses and expanding into other segments by applying its expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.

  The Company was founded in 1987 by its current Co-Chief Executive Officers. Since its inception, the Company has acquired and successfully integrated ten businesses, including the recent acquisitions of AN Can in August 1995 for a purchase price of approximately $362.0 million (including net working capital of approximately $156.0 million) and DM Can in December 1993 for a purchase price of approximately $73.3 million (including net working capital of approximately $21.9 million). In addition, on October 9, 1996 the Company completed its acquisition of Finger Lakes, the metal food container manufacturing subsidiary of Curtice Burns. See "Prospectus Summary--Recent Developments". The Company's strategy has enabled it to rapidly increase its net sales and income from operations. The Company's net sales have increased from $630.0 million in 1992 to $1,405.7 million in 1996, representing a compound annual growth rate of approximately 22%. During this period, income from operations increased from $42.2 million in 1992 to $123.3 million in 1996, representing a compound annual growth rate of approximately 31%, while the Company's income from operations as a percentage of net sales increased
2.1 percentage points from 6.7% to 8.8% over the same period.

  The Company's philosophy, which has contributed to its strong performance since inception, is based on: (i) a significant equity ownership by management and an entrepreneurial approach to business, (ii) its low cost producer position and (iii) its long-term customer relationships. The Company's senior management has a significant ownership interest in the Company, which fosters an entrepreneurial management style and places a primary focus on creating shareholder value. The Company has achieved a low cost producer status through
(i) the maintenance of a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of total net sales, (ii) purchasing economies, (iii) significant capital investments that have generated manufacturing and production efficiencies, (iv) plant consolidations and rationalizations and (v) the proximity of its plants to its customers. The Company's philosophy has also been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. This philosophy has resulted in numerous long-term supply contracts, high retention of customers' business and recognition from its customers, as demonstrated by many quality and service awards.

COMPANY HISTORY

  Holdings is a Delaware corporation organized in April 1989, that, in June 1989, through a merger acquired all of the outstanding common stock of Silgan. Holdings' principal asset is all of the outstanding capital stock of Silgan. Prior to June 30, 1989, Holdings did not engage in any business. Silgan is a Delaware corporation formed in August 1987 as a holding company to acquire interests in various packaging manufacturers.

  Since its inception in 1987, the Company has completed the following acquisitions:

          ACQUIRED BUSINESS             YEAR               PRODUCTS
          -----------------             ----               --------
Metal Container Manufacturing division  1987
 of Nestle                                   Metal food containers
Monsanto Company's plastic container    1987
 business                                    Plastic containers
Fort Madison Can Company of The Dial    1988 Metal food containers
 Corporation
Seaboard Carton Division of Nestle      1988 Paper containers
Aim Packaging, Inc.                     1989 Plastic containers
Fortune Plastics Inc.                   1989 Plastic containers
Express Plastic Containers Limited      1989 Plastic containers
Amoco Container Company                 1989 Plastic containers
Del Monte's U.S. can manufacturing      1993
 operations                                  Metal food containers
Food Metal and Specialty business of    1995 Metal food containers, metal caps
 ANC                                          and closures and Omni plastic
                                              containers
Finger Lakes, a subsidiary of Curtice   1996
 Burns                                       Metal food containers

  The principal executive offices of Holdings are located at 4 Landmark Square, Stamford, Connecticut 06901, telephone number (203) 975-7110.

GROWTH STRATEGY

  The Company intends to enhance its position as a leading supplier of consumer goods packaging products by aggressively pursuing a strategy designed to achieve future growth and to increase profitability. The key components of this strategy are to (i) increase the Company's market share in its current business lines through acquisitions and internal growth, (ii) expand into complementary business lines by applying the Company's acquisition and operating expertise to other areas of the North American consumer goods packaging market and (iii) improve the profitability of acquired businesses through integration, rationalization and capital investments to enhance their manufacturing and production efficiency.

 INCREASE MARKET SHARE THROUGH ACQUISITIONS AND INTERNAL GROWTH

  The Company has increased its revenues and market share in the metal container, plastic container and specialty markets through acquisitions and internal growth. As a result of this strategy, the Company has diversified its customer base, geographic presence and product line. Management believes that certain industry trends exist which will enable the Company to continue to acquire attractive businesses in its existing markets. For example, during the past ten years, the metal container market has experienced significant consolidation due to the desire by food processors to reduce costs and deploy resources to their core operations. Self-manufacturers are increasingly outsourcing their container needs by selling their operations to commercial container manufacturing companies and agreeing to purchase containers from the buyer pursuant to long-term contracts. The Company's acquisitions of the metal container manufacturing operations of Nestle, The Dial

Corporation and Del Monte reflect this trend. As a result of its growth strategy, the Company has more than tripled its overall share of the U.S. metal food container market from approximately 10% in 1987 to approximately 35% for the twelve months ended October 31, 1996. The Company expects this consolidation trend to continue, as evidenced by its October 9, 1996 acquisition of Finger Lakes. See "Prospectus Summary--Recent Developments". The Company's plastic container business has also increased its market position primarily through strategic acquisitions, from a sales base of $88.8 million in 1987 to $216.4 million in 1996. The plastic container segment of the consumer goods packaging industry is highly fragmented, and management intends to pursue consolidation opportunities in that segment.

  The Company also expects to generate internal growth due to its participation in certain higher growth segments of the consumer goods packaging market. For example, due to increasing consumer preference for plastic as a substitute for glass, the Company is aggressively pursuing opportunities for its custom designed PET and HDPE containers. These opportunities include producing PET containers for regional bottled water companies, and HDPE and PET containers for products such as shampoo, mouthwash, salad dressing and liquor. The Company also believes that there will be opportunities to expand its specialty business, which generated net sales of $90.7 million in 1996. Specialty products manufactured by the Company include metal closures for vacuum sealed glass containers, its licensed Omni plastic container, a plastic, microwaveable bowl with an easy-open metal end, and paper containers.

 EXPAND INTO COMPLEMENTARY BUSINESS LINES THROUGH ACQUISITIONS

  Management believes that it can successfully apply its acquisition and operating expertise to new segments of the consumer goods packaging industry. For example, with the AN Can acquisition, the Company expanded its specialty business into metal caps and closures and its licensed Omni plastic container. Management believes that certain trends in and characteristics of the North American consumer goods packaging industry will continue to generate attractive acquisition opportunities in complementary business lines. The Company is focused on the North American consumer goods packaging industry, which represents a significant part of the $95 billion North American packaging market (based on estimated total sales in 1994). Importantly, the industry is also fragmented, with numerous segments and multiple participants in each of them. In addition, many of these segments are experiencing consolidation.

 ENHANCE PROFITABILITY OF ACQUIRED COMPANIES

  The Company seeks to acquire businesses at reasonable cash flow multiples and to enhance profitability by rationalizing plants, by improving manufacturing and production efficiencies and through purchasing economies. The Company rationalizes plants by closing or downsizing certain plants and by consolidating production capacity within other plants. Since 1991, the Company has reduced costs by closing twelve smaller, higher cost facilities. Since its inception in 1987, the Company has invested approximately $272.3 million to upgrade acquired manufacturing facilities, aimed at generating manufacturing and production efficiencies and achieving a low cost producer position. As a result, the Company's acquisitions have generally been accretive to earnings and have produced high returns on assets. The AN Can acquisition illustrates the ability of the Company to enhance the profitability of acquired businesses. The Company estimates that it has reduced AN Can's operating costs from its historical 1994 level by at least $21.0 million, through selling and administrative cost reductions, improved manufacturing and production efficiencies and purchasing economies. The Company expects to further reduce AN Can's operating costs over the next few years by an aggregate of approximately $15.0 million (approximately half of which is expected to be realized in 1997) through the elimination of transitional administrative costs, the realization of additional manufacturing and production synergies with its metal container business and plant rationalizations.

BUSINESS SEGMENTS

  The Company operates through two operating companies, Containers and Plastics.

 CONTAINERS

  For 1996, Containers had net sales of $1,189.3 million (85% of the Company's net sales) and income from operations of $106.1 million (85% of the Company's income from operations) (without giving effect to corporate expense). Containers has realized compound annual unit sales growth in excess of 24% since 1992, despite the relative maturity of the U.S. food can industry. Containers is engaged in the manufacture and sale of steel and aluminum containers that are used primarily by processors and packagers for human and pet food. Containers manufactures metal containers for vegetables, fruit, pet food, meat, tomato based products, coffee, soup, seafood and evaporated milk. The Company estimates that approximately 80% of Containers' projected sales in 1997 will be pursuant to long-term supply arrangements. Containers has the Nestle Supply Agreements with Nestle pursuant to which Containers supplies a majority of Nestle's metal container requirements, and the DM Supply Agreement with Del Monte pursuant to which Containers supplies substantially all of Del Monte's metal container requirements. In addition to Nestle and Del Monte, Containers has multi-year supply arrangements with several other major food processors.

  Containers also manufactures certain specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. For 1996, Containers had net sales of specialty packaging items of $90.7 million.

 PLASTICS

  For 1996, Plastics had net sales of $216.4 million (15% of the Company's net sales) and income from operations of $18.4 million (15% of the Company's income from operations) (without giving effect to corporate expense). Plastics is aggressively pursuing opportunities in custom designed PET and HDPE containers. Plastics emphasizes value-added design, fabrication and decoration of custom containers in its business. Plastics manufactures custom designed HDPE containers for health and personal care products, including containers for shampoos, conditioners, hand creams, lotions, cosmetics and toiletries, household chemical products, including containers for scouring cleaners, cleaning agents and lawn and garden chemicals and pharmaceutical products, including containers for tablets, antacids and eye cleaning solutions. Plastics also manufactures PET custom designed containers for mouthwash, respiratory and gastrointestinal products, liquid soap, skin care lotions, salad dressings, condiments, instant coffee, bottled water and liquor. While many of Plastics' larger competitors that manufacture extrusion blow-molded plastic containers employ technology oriented to large bottles and long production runs, Plastics has focused on mid-sized, extrusion blow-molded plastic containers requiring special decoration and shorter production runs. Because these products are characterized by short product life and a demand for creative packaging, the containers manufactured for these products generally have more sophisticated designs and decorations.

MANUFACTURING AND PRODUCTION

  As is the practice in the industry, most of the Company's can and plastic container customers provide it with quarterly or annual estimates of products and quantities pursuant to which periodic commitments are given. Such estimates enable the Company to effectively manage production and control working capital requirements. Containers estimates that approximately 80% of its projected 1997 sales will be pursuant to multi-year contracts. Plastics has purchase orders or contracts for containers with the majority of its customers. In general, these purchase orders and contracts are for containers made from proprietary molds and are for a duration of 2 to 5 years. Both Containers and Plastics schedule their production to meet their customers' requirements. Because the production time for the Company's products is short, the backlog of customer orders in relation to sales is not significant.

 METAL CONTAINER BUSINESS

  The Company's manufacturing operations include cutting, coating, lithographing, fabricating, assembling and packaging finished cans. Three basic processes are used to produce cans. The traditional three-piece method requires three pieces of flat metal to form a cylindrical body with a welded side seam, a bottom and a top. High integrity of the side seam is assured by the use of sophisticated electronic weld monitors and organic coatings that are thermally cured by induction and convection processes. The other two methods of producing cans start by forming a shallow cup that is then formed into the desired height using either the draw and iron process or the draw and redraw process. Using the draw and redraw process, the Company manufactures steel and aluminum two-piece cans, the height of which does not exceed the diameter. For cans the height of which is greater than the diameter, the Company manufactures steel two-piece cans by using a drawing and ironing process. Quality and stackability of such cans are comparable to that of the shallow two-piece cans described above. Can bodies and ends are manufactured from thin, high-strength aluminum alloys and steels by utilizing proprietary tool and die designs and selected can making equipment.

 PLASTIC CONTAINER BUSINESS

  The Company utilizes two basic processes to produce plastic bottles. In the extrusion blow molding process, pellets of plastic resin are heated and extruded into a tube of plastic. A two-piece metal mold is then closed around the plastic tube and high pressure air is blown into it causing a bottle to form in the mold's shape. In the injection blow molding process, pellets of plastic resin are heated and injected into a mold, forming a plastic preform. The plastic preform is then blown into a bottle-shaped metal mold, creating a plastic bottle.

  The Company believes that its proprietary equipment for the production of HDPE containers is particularly well-suited for the use of post-consumer recycled ("PCR") resins because of the relatively low capital costs required to convert its equipment to utilize multi-layer container construction.

  The Company's decorating methods for its plastic products include (1) in-mold labeling which applies a paper or plastic film label to the bottle during the blowing process and (2) post-mold decoration. Post-mold decoration includes (i) silk screen decoration which enables the applications of images in multiple colors to the bottle, (ii) pressure sensitive decoration which uses a plastic film or paper label with an adhesive, (iii) heat transfer decoration which uses a plastic coated label applied by heat, and (iv) hot stamping decoration which transfers images from a die using metallic foils. The Company has state-of-the-art decorating equipment, including, management believes, one of the largest sophisticated decorating facilities in the country.

RAW MATERIALS

  The Company does not believe that it is materially dependent upon any single supplier for any of its raw materials and, based upon the existing arrangements with suppliers, its current and anticipated requirements and market conditions, the Company believes that it has made adequate provisions for acquiring raw materials. Although increases in the prices of raw materials have generally been passed along to the Company's customers in accordance with the Company's long-term supply arrangements and otherwise, any inability to do so in the future could have a significant impact on the Company's operating margins.

 METAL CONTAINER BUSINESS

  The Company uses tin plated and chromium plated steel, aluminum, copper wire, organic coatings, lining compound and inks in the manufacture and decoration of its metal can products. The Company's material requirements are supplied through purchase orders with suppliers with whom the Company, through its predecessors, has long-term relationships. If its suppliers fail to deliver under their arrangements, the Company will be forced to purchase raw materials on the open market, and no assurances can be given that it would be able to make such purchases at comparable prices or terms. The Company believes that it will be able to purchase sufficient quantities of steel and aluminum can sheet for the foreseeable future.

 PLASTIC CONTAINER BUSINESS

  The raw materials used by the Company for the manufacture of plastic containers are primarily resins in pellet form such as recycled PET, HDPE-PCR and virgin HDPE and PET and, to a lesser extent, low density polyethylene, extrudable polyethylene terephthalate, polyethylene terephthalate glycol, polypropylene, polyvinyl chloride and medium density polyethylene. The Company's resin requirements are acquired through multi-year arrangements for specific quantities of resins with several major suppliers of resins. The price the Company pays for resin raw materials is not fixed and is subject to market pricing. The Company believes that it will be able to purchase sufficient quantities of resins for the foreseeable future.

SALES AND MARKETING

  The Company's philosophy has been to develop long-term customer relationships by acting in partnership with its customers, providing reliable quality and service and utilizing its low cost producer position. The Company markets its products in most areas of North America primarily by a direct sales force and for its plastic container business, to a lesser extent, through a network of distributors. Because of the high cost of transporting empty containers, the Company generally sells to customers within a 300 mile radius of its manufacturing plants. See also "--Competition" below.

  In 1996, 1995 and 1994, approximately 17%, 21% and 26%, respectively, of the Company's sales were to Nestle, and approximately 12%, 15% and 21%, respectively, of the Company's sales were to Del Monte. No other customer accounted for more than 10% of the Company's total sales during such years.

 METAL CONTAINER BUSINESS

  The Company is the largest manufacturer of metal food can containers in North America, with a unit sale market share for the twelve months ended October 31, 1996 of approximately 35% in the United States. Containers has entered into multi-year supply arrangements with many of its customers, including Nestle and Del Monte. The Company estimates that approximately 80% of its projected metal container sales in 1997 will be pursuant to such arrangements.

  In 1987, the Company, through Containers, and Nestle entered into nine Nestle Supply Agreements pursuant to which Containers has agreed to supply Nestle with, and Nestle has agreed to purchase from Containers, substantially all of the can requirements of the former Carnation operations of Nestle for a period of ten years, subject to certain conditions. In 1996, sales of metal cans by the Company to Nestle were $240.6 million.

  The Nestle Supply Agreements provide for certain prices and specify that such prices will be increased or decreased based upon cost change formulas set forth therein. The Nestle Supply Agreements contain provisions that require Containers to maintain certain levels of product quality, service and delivery in order to retain the Nestle business. In the event of a breach of a particular Nestle Supply Agreement, Nestle may terminate such Nestle Supply Agreement but the other Nestle Supply Agreements would remain in effect.

  The Company has recently agreed with Nestle, subject to definitive documentation, to extend the term of certain of the Nestle Supply Agreements through 2004 (representing approximately 10% of the Company's estimated 1996 sales) in return for certain price concessions by the Company. The Company believes that these price concessions will not have a material adverse effect on its results of operations. Under certain limited circumstances, Nestle, beginning in January 2000 (with respect to all of the containers supplied under the Nestle Supply Agreements that have been extended through 2004), may receive competitive bids, and Containers has the right to match any such bids. If Containers matches a competitive bid, it may result in reduced sales prices with respect to the metal containers that are the subject of such competitive bid. In the event that Containers chooses not to match a competitive bid, such metal containers may be purchased from the competitive bidder at the competitive bid price for the term of the bid.

  Under the Company's recent agreement with Nestle, with respect to the remaining Nestle Supply Agreements that expire in August 1997 (representing approximately 6% of the Company's estimated 1996 sales), the Company has the right to submit a bid to Nestle, and to match any bid received by Nestle, for the 1998 supply year with respect to the metal containers that are the subject of such Nestle Supply Agreements. There can be no assurance that any such bid by the Company will be made at sales prices equivalent to those currently in effect or otherwise on terms similar to those currently in effect. In addition, the Company cannot predict the effect, if any, on its results of operations of matching or not matching any such bids.

  On December 21, 1993, Containers and Del Monte entered into the DM Supply Agreement. Under the DM Supply Agreement, Del Monte has agreed to purchase from Containers, and Containers has agreed to sell to Del Monte, substantially all of Del Monte's annual requirements for metal containers to be used for the packaging of food and beverages in the United States, subject to certain limited exceptions. In 1996, sales of metal containers by the Company to Del Monte were $168.0 million.

  The DM Supply Agreement provides for certain prices for all metal containers supplied by Containers to Del Monte thereunder and specifies that such prices will be increased or decreased based upon specified cost change formulas.

  Under the DM Supply Agreement, beginning in December 1998, Del Monte may, under certain circumstances, receive proposals with terms more favorable than those under the DM Supply Agreement from independent commercial can manufacturers for the supply of containers of a type and quality similar to the metal containers that Containers furnishes to Del Monte, which proposals shall be for the remainder of the term of the DM Supply Agreement and for 100% of the annual volume of containers at one or more of Del Monte's canneries. Containers has the right to retain the business subject to the terms and conditions of such competitive proposal.

  The sale of metal containers to vegetable and fruit processors is seasonal and monthly revenues increase during the months of June through October. As is common in the packaging industry, the Company must build inventory and then carry accounts receivable for some seasonal customers beyond the end of the season. The acquisition of AN Can increased the Company's seasonal metal container business. Consistent with industry practice, such customers may return unused containers. Historically, such returns have been minimal.

 PLASTIC CONTAINER BUSINESS

  The Company is one of the leading manufacturers of custom designed HDPE and PET containers sold in North America. The Company markets its plastic containers in most areas of North America through a direct sales force and through a large network of distributors. Management believes that the Company is a leading manufacturer of plastic containers in North America for personal care products. More than 70% of the Company's plastic containers are sold for health and personal care products, such as hair care, oral care, pharmaceutical and other health care applications. The Company's largest customers in these product segments include the Helene Curtis and Chesebrough-Ponds USA divisions of Unilever United States, Inc., Procter & Gamble Co., Avon Products, Inc., Andrew Jergens Inc., The Dial Corporation, Warner-Lambert Company and Pfizer Inc. The Company also manufactures plastic containers for food and beverage products, such as salad dressings, condiments, instant coffee and bottled water and liquor. Customers in these product segments include Procter & Gamble Co., Kraft Foods Inc. and General Mills, Inc.

  As part of its marketing strategy, the Company has arrangements to sell some of its plastic products to distributors, which in turn sell such products primarily to regional customers. Plastic containers sold to distributors are manufactured by using generic molds with decoration, color and neck finishes added to meet the distributors' individual requirements. The distributors' warehouses and their sales personnel enable the Company to market and inventory a wide range of such products to a variety of customers.

  Plastics has written purchase orders or contracts for containers with the majority of its customers. In general, these purchase orders and contracts are for containers made from proprietary molds and are for a duration of 2 to 5 years.

COMPETITION

  The packaging industry is highly competitive. The Company competes in this industry with other packaging manufacturers as well as fillers, food processors and packers who manufacture containers for their own use and for sale to others. The Company attempts to compete effectively through the quality of its products, competitive pricing and its ability to meet customer requirements for delivery, performance and technical assistance. The Company also pursues market niches such as the manufacture of easy-open ends and special feature cans, which may differentiate the Company's products from its competitors' products.

  Because of the high cost of transporting empty containers, the Company generally sells to customers within a 300 mile radius of its manufacturing plants. Strategically located existing plants give the Company an advantage over competitors from other areas, and the Company would be disadvantaged by the loss or relocation of a major customer. As of December 31, 1996, the Company operated 48 manufacturing facilities, geographically dispersed throughout the United States and Canada, that serve the distribution needs of its customers.

 METAL CONTAINER BUSINESS

  Of the commercial metal can manufacturers, Crown Cork and Seal Company, Inc. and Ball Corporation are the Company's most significant national competitors. As an alternative to purchasing cans from commercial can manufacturers, customers have the ability to invest in equipment to self-manufacture their cans. However, some self-manufacturers have sold or closed can manufacturing operations and entered into long-term supply agreements with the new owners or with commercial can manufacturers.

  Although metal containers face continued competition from plastic, paper and composite containers, management believes that metal containers are superior to plastic and paper containers in applications where the contents are processed at high temperatures, where the contents are packaged in large or institutional quantities (14 to 64 oz.) or where long-term storage of the product is desirable. Such applications include canned vegetables, fruits, meats and pet foods. These sectors are the principal areas for which the Company manufactures its products.

 PLASTIC CONTAINER BUSINESS

  Plastics competes with a number of large national producers of health, personal care, food, beverage, pharmaceutical and household chemical plastic container products, including Owens-Brockway Plastics Products, a division of Owens-Illinois, Inc., Constar Plastics Inc., a subsidiary of

Crown Cork and Seal Company, Inc., Johnson Controls Inc., Continental Plastics Inc. and Plastipak Packaging Inc. In order to compete effectively in the constantly changing market for plastic bottles, the Company must remain current with, and to some extent anticipate innovations in, resin composition and applications and changes in the technology for the manufacturing of plastic bottles.

EMPLOYEES

  As of December 31, 1996, the Company employed approximately 1,080 salaried and 4,445 hourly employees on a full-time basis. Approximately 64% of the Company's hourly plant employees are represented by a variety of unions.

  The Company's labor contracts expire at various times between 1997 and 2008. Contracts covering approximately 15% of the Company's hourly employees presently expire during 1997. The Company expects no significant changes in its relations with these unions. Management believes that its relationship with its employees is good.

REGULATION

  The Company is subject to federal, state and local environmental laws and regulations. In general, these laws and regulations limit the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous waste. The Company believes that all of its facilities are either in compliance in all material respects with all presently applicable environmental laws and regulations or are operating in accordance with appropriate variances, delayed compliance orders or similar arrangements.

  In addition to costs associated with regulatory compliance, the Company may be held liable for alleged environmental damage associated with the past disposal of hazardous substances. Generators of hazardous substances disposed of at sites at which environmental problems are alleged to exist, as well as the owners of those sites and certain other classes of persons, are subject to claims under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") regardless of fault or the legality of the original disposal. Liability under CERCLA and under many similar state statutes is joint and several, and, therefore, any responsible party may be held liable for the entire cleanup cost at a particular site. Other state statutes may impose proportionate rather than joint and several liability. The federal Environmental Protection Agency or a state agency may also issue orders requiring responsible parties to undertake removal or remedial actions at certain sites. Pursuant to the agreement relating to the acquisition in 1987 of the can operations of Nestle ("Nestle Can"), the Company has assumed liability for the past waste disposal practices of Nestle Can. In 1989, the Company received notice that it is one of many potentially responsible parties (or similarly designated parties) for cleanup of hazardous waste at a site to which it (or its predecessor Nestle Can) is alleged to have shipped such waste and at which the Company's share of cleanup costs could exceed $100,000. See "--Legal Proceedings" below.

  Pursuant to the agreement relating to the acquisition in 1987 from Monsanto Company ("Monsanto") of substantially all of the business and related fixed assets and inventory of Monsanto's plastic containers business ("Monsanto Plastic Containers"), Monsanto has agreed to indemnify the Company for substantially all of the costs attributable to the past waste disposal practices of Monsanto Plastic Containers. In connection with the acquisition of DM Can, Del Monte has agreed to indemnify the Company for a period of three years for substantially all of the costs attributable to any noncompliance by DM Can with any environmental law prior to the closing, including all of the costs attributable to the past waste disposal practices of DM Can. In connection with the acquisition of AN Can, subject to certain limitations, ANC has agreed to indemnify the Company for a period of three years for the costs attributable to any noncompliance by AN Can with any environmental law prior to the closing, including costs attributable to the past waste disposal practices of AN Can.

  The Company is subject to the Occupational Safety and Health Act and other laws regulating noise exposure levels and other safety and health concerns in the production areas of its plants.

  Management does not believe that any of the matters described above individually or in the aggregate will have a material effect on the Company's capital expenditures, earnings, financial position or competitive position.

RESEARCH AND PRODUCT DEVELOPMENT

 METAL CONTAINER BUSINESS

  The Company's research, product development and product engineering efforts relating to its metal containers are currently conducted at its research centers at Oconomowoc, Wisconsin and Neenah, Wisconsin. The Company is building a state-of-the-art research facility in Oconomowoc, Wisconsin in order to consolidate its two main research centers into one facility.

 PLASTIC CONTAINER BUSINESS

  The Company's research, product development and product engineering efforts with respect to its plastic containers are currently performed by its manufacturing and engineering personnel located at its Norcross, Georgia facility. In addition to its own research and development staff, the Company participates in arrangements with three non-U.S. plastic container manufacturers that allow for an exchange of technology among these manufacturers. Pursuant to these arrangements, the Company licenses its blow molding technology to such manufacturers.

PROPERTIES

  Holdings' and Silgan's principal executive offices are located at 4 Landmark Square, Stamford, Connecticut 06901. The administrative headquarters and principal places of business for Containers and Plastics are located at 21800 Oxnard Street, Woodland Hills, California 91367 and 14515 N. Outer Forty, Chesterfield, Missouri 63017, respectively. All of these offices are leased by the Company.

  The Company owns and leases properties for use in the ordinary course of business. Such properties consist primarily of 33 metal container manufacturing facilities, 11 plastic container manufacturing facilities and 4 specialty packaging manufacturing facilities. Twenty of these facilities are owned and 28 are leased by the Company. The leases expire at various times through 2020. Some of these leases provide renewal options.

  Below is a list of the Company's operating facilities, including attached warehouses, as of December 31, 1996 for its metal container business:

                                                       APPROXIMATE BUILDING AREA
     LOCATION                                                (SQUARE FEET)
     --------                                          -------------------------
     City of Industry, CA.............................      50,000 (leased)
     Kingsburg, CA....................................      37,783 (leased)
     Modesto, CA......................................      35,585 (leased)
     Modesto, CA......................................     128,000 (leased)
     Modesto, CA......................................     150,000 (leased)
     Riverbank, CA....................................     167,000
     San Leandro, CA..................................     200,000 (leased)
     Stockton, CA.....................................     243,500
     Norwalk, CT......................................      14,359 (leased)
     Broadview, IL....................................      85,000
     Hoopeston, IL....................................     323,000
     Rochelle, IL.....................................     175,000
     Waukegan, IL.....................................      40,000 (leased)
     Woodstock, IL....................................     160,000 (leased)
     Evansville, IN...................................     188,000
     Hammond, IN......................................     160,000 (leased)
     Laporte, IN......................................     144,000 (leased)
     Fort Madison, IA.................................      66,000
     Ft. Dodge, IA....................................      49,500 (leased)
     Benton Harbor, MI................................      20,246 (leased)
     Savage, MN.......................................     160,000
     St. Paul, MN.....................................     470,000
     West Point, MS...................................      25,000 (leased)
     Mt. Vernon, MO...................................     100,000
     Northtown, MO....................................     112,000 (leased)
     St. Joseph, MO...................................     173,725
     St. Louis, MO....................................     174,000 (leased)
     Edison, NJ.......................................     280,000
     Lyons, NY........................................     145,000
     Crystal City, TX.................................      26,045 (leased)
     Toppenish, WA....................................      98,000
     Vancouver, WA....................................     127,000 (leased)
     Menomonee Falls, WI..............................     116,000
     Menomonie, WI....................................      60,000 (leased)
     Oconomowoc, WI...................................     105,200
     Plover, WI.......................................      58,000 (leased)
     Waupun, WI.......................................     212,000

  Below is a list of the Company's operating facilities, including attached warehouses, as of December 31, 1996 for its plastic container business:

                                                       APPROXIMATE BUILDING AREA
     LOCATION                                                (SQUARE FEET)
     --------                                          -------------------------
     Anaheim, CA...................................... 127,000 (leased)
     Deep River, CT................................... 140,000
     Monroe, GA....................................... 117,000
     Norcross, GA.....................................  59,000 (leased)
     Ligonier, IN..................................... 477,000 (284,000 leased)
     Seymour, IN...................................... 406,000
     Franklin, KY..................................... 122,000 (leased)
     Port Clinton, OH................................. 336,000 (leased)
     Langhorne, PA.................................... 156,000 (leased)
     Mississauga, Ontario.............................  80,000 (leased)
     Mississauga, Ontario.............................  60,000 (leased)

  The Company owns and leases certain other warehouse facilities that are detached from its manufacturing facilities. All of the Company's facilities are subject to liens in favor of the Banks.

  The Company believes that its plants, warehouses and other facilities are in good operating condition, adequately maintained, and suitable to meet its present needs and future plans. The Company believes that it has sufficient capacity to satisfy the demand for its products in the foreseeable future. To the extent that the Company needs additional capacity, management believes that the Company can convert certain facilities to continuous operation or make the appropriate capital expenditures to increase capacity.

LEGAL PROCEEDINGS

  On October 17, 1989, the State of California, on behalf of the California Department of Health Services ("DHS"), filed a suit in the United States District Court for the Northern District of California against the owners and operators of a recycling facility operated by Summer del Caribe, Inc., Dale Summer and Lynn Rodich. The complaint also named 16 can manufacturing companies, including Containers, that had sent amounts of solder dross to the facility for recycling as "Potentially Responsible Parties" ("PRPs") under the Federal Superfund statute. Containers is one of the 15 defendant can companies which agreed to participate as a group in response to the DHS suit (the "PRP Group"). In the PRP Group agreement, Containers agreed with the other can company defendants that its apportioned share of cleanup costs would be 6.72% of the total cost of cleanup. The PRP Group has undertaken a feasibility study for the purpose of developing, designing and implementing a final remedy for the site. The feasibility study was approved by the California Department of Toxic Substances Control ("DTSC") in June 1994. On March 14, 1995, the court approved a settlement agreement and consent decree which ordered the PRP Group to submit a draft Remedial Action Plan to the DTSC for approval, which the PRP Group submitted to the DTSC on September 5, 1995. On September 13, 1995, the DTSC notified the PRP Group by letter that the Remedial Action Plan had been adopted for the Summer del Caribe site. According to the Remedial Action Plan, the overall cost of site cleanup is estimated to be $3,000,000. Site cleanup is near completion. However, monitoring at the site will be required for approximately one year, the expenses for which represent a small portion of the total expense of cleanup. The PRP Group has assessed approximately $201,264 as Containers' share of the cleanup cost, which amount has been paid. The Company believes that significant additional expenditures on its behalf are unlikely.

  Other than the action mentioned above, there are no other material pending legal proceedings to which the Company is a party or to which any of its properties are subject.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

 HOLDINGS AND SILGAN

  The following table sets forth certain information (ages as of December 31, 1996) concerning the directors and executive officers of Holdings and Silgan.

NAME                              AGE POSITION
----                              --- --------
R. Philip Silver.................  54 Chairman of the Board, Co-Chief Executive
                                       Officer and Director
D. Greg Horrigan.................  53 President, Co-Chief Executive Officer and
                                       Director
Robert H. Niehaus................  41 Director
Leigh J. Abramson................  28 Director
Harley Rankin, Jr................  57 Executive Vice President, Chief Financial
                                       Officer and Treasurer
Harold J. Rodriguez, Jr..........  41 Vice President, Controller and Assistant
                                       Treasurer
Glenn A. Paulson.................  53 Vice President

 CONTAINERS

  The following table sets forth certain information (ages as of December 31, 1996) concerning the executive officers of Containers.

NAME                                AGE POSITION
----                                --- --------
James D. Beam......................  53 President
Gerald T. Wojdon...................  60 Vice President--Operations and Assistant
                                         Secretary
Gary M. Hughes.....................  54 Vice President--Sales & Marketing
H. Dennis Nerstad..................  59 Vice President--Production Services
Joseph A. Heaney...................  43 Vice President--Finance

 PLASTICS

  The following table sets forth certain information (ages as of December 31, 1996) concerning the Directors and executive officers of Plastics.

NAME                        AGE POSITION
----                        --- --------
Russell F. Gervais.........  53 President
Howard H. Cole.............  51 Vice President and Assistant Secretary
Charles Minarik............  59 Vice President--Operations and Commercial
                                 Development
Alan H. Koblin.............  44 Vice President--Sales & Marketing
Colleen J. Jones...........  36 Vice President--Finance, Chief Financial Officer
                                 and Assistant Secretary

  Mr. Silver has been Chairman of the Board and Co-Chief Executive Officer of Holdings and Silgan since March 1994. Mr. Silver is one of the founders of the Company and was formerly President of Holdings and Silgan. Mr. Silver has been a Director of Holdings and Silgan since their inception in April 1989 and August 1987, respectively. Mr. Silver has been a Director of Containers since its inception in August 1987 and Vice President of Containers since May 1995. Mr. Silver has been a Director of Plastics since its inception in August 1987 and Chairman of the Board of Plastics since March 1994. Prior to founding the Company in 1987, Mr. Silver was a consultant to the packaging industry.

Mr. Silver was President of Continental Can Company from June 1983 to August 1986. From September 1989 through August 1993, Mr. Silver held various positions with Sweetheart Holdings Inc. and Sweetheart Cup Company, Inc., including Chairman of the Board and Director. Mr. Silver is a Director of Johnstown America Corporation.

  Mr. Horrigan has been President and Co-Chief Executive Officer of Holdings and Silgan since March 1994. Mr. Horrigan is one of the founders of the Company and was formerly Chairman of the Board of Holdings and Silgan. Mr. Horrigan has been a Director of Holdings and Silgan since their inception in April 1989 and August 1987, respectively. Mr. Horrigan has been Chairman of the Board of Containers and a Director of Containers and Plastics since their inception in August 1987. Mr. Horrigan was Executive Vice President and Operating Officer of Continental Can Company from 1984 to 1987. From September 1989 through August 1993, Mr. Horrigan held various positions with Sweetheart Holdings Inc. and Sweetheart Cup Company, Inc., including Chairman of the Board and Director.

  Mr. Niehaus has been a Director of Holdings since its inception in April 1989 and a Director of Silgan, Containers and Plastics since their inception in August 1987. Mr. Niehaus joined Morgan Stanley in 1982 and has been a Managing Director of Morgan Stanley since 1990. Mr. Niehaus has been a Vice Chairman and a Director of Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.") since January 1990 and a Vice Chairman and a Director of the managing general partner of the general partner of Morgan Stanley Capital Partners III, L.P. ("MSCP III") since January 1994. Mr. Niehaus is also a Director of American Italian Pasta Company, Fort Howard Corporation and Waterford Crystal Ltd., and Chairman of Waterford Wedgewood UK plc.

  Mr. Abramson has been a Director of Holdings, Silgan, Containers and Plastics since September 1996. He has been an Associate of Morgan Stanley since 1994 and a Vice President of MSLEF II, Inc. and of the managing general partner of the general partner of MSCP III since 1995. Mr. Abramson has been with Morgan Stanley since 1990, first in the Corporate Finance Division and, since 1992, in the Merchant Banking Division. Mr. Abramson is also a Director of PageMart Wireless, Inc., PageMart, Inc. and Jefferson Smurfit Corporation.

  Mr. Rankin has been Executive Vice President and Chief Financial Officer of Holdings since its inception in April 1989 and Treasurer of Holdings since January 1992. Mr. Rankin has been Executive Vice President and Chief Financial Officer of Silgan since January 1989 and Treasurer of Silgan since January 1992. Mr. Rankin has been Vice President of Containers and Plastics since January 1989 and was Treasurer of Plastics from January 1994 to December 1994. Prior to joining the Company, Mr. Rankin was Senior Vice President and Chief Financial Officer of Armtek Corporation. Mr. Rankin was Vice President and Chief Financial Officer of Continental Can Company from November 1984 to August 1986. From September 1989 to August 1993, Mr. Rankin was Vice President, Chief Financial Officer and Treasurer of Sweetheart Holdings Inc. and Vice President of Sweetheart Cup Company, Inc.

  Mr. Rodriguez has been Vice President of Holdings and Silgan since March 1994 and Controller and Assistant Treasurer of Holdings and Silgan since March 1990. Prior to March 1990, Mr. Rodriguez was Assistant Controller and Assistant Treasurer of Holdings and Silgan from April 1989 and October 1987, respectively. Mr. Rodriguez has been Vice President of Containers and Plastics since March 1994. From September 1989 to August 1993, Mr. Rodriguez was Controller, Assistant Secretary and Assistant Treasurer of Sweetheart Holdings Inc. and Assistant Secretary and Assistant Treasurer of Sweetheart Cup Company, Inc. From 1978 to 1987, Mr. Rodriguez was employed by Ernst & Young LLP, last serving as Senior Manager specializing in taxation.

  Mr. Paulson has been Vice President of Holdings and Silgan since January 1996. Mr. Paulson was employed by Containers to manage the transition of AN Can from August 1995 to December 1995. From January 1989 to July 1995, Mr. Paulson was employed by ANC, last serving as Senior

Vice President and General Manager, Food Metal and Specialty, North America. Prior to his employment with ANC, Mr. Paulson was President of the beverage packaging operations of Continental Can Company.

  Mr. Beam has been President of Containers since July 1990. From September 1987 to July 1990, Mr. Beam was Vice President--Marketing & Sales of Containers. Mr. Beam was Vice President and General Manager of Continental Can Company, Western Food Can Division, from March 1986 to September 1987.

  Mr. Wojdon has been Vice President--Operations and Assistant Secretary of Containers since September 1987. From August 1982 to August 1987, Mr. Wojdon was General Manager of Manufacturing of the Can Division of the Carnation Company.

  Mr. Hughes has been Vice President--Sales & Marketing of Containers since July 1990. From February 1988 to July 1990, Mr. Hughes was Vice President, Sales and Marketing of the Beverage Division of Continental Can Company. Prior to February 1988, Mr. Hughes was employed by Continental Can Company in various regional sales positions.

  Mr. Nerstad has been a Vice President of Containers since December 1993. From August 1989 to December 1993, Mr. Nerstad was Vice President-- Distribution and Container Manufacturing of Del Monte and was Director of Container Manufacturing of Del Monte from November 1983 to July 1989. Prior to 1983, Mr. Nerstad was employed by Del Monte in various regional and plant positions.

  Mr. Heaney has been Vice President--Finance of Containers since October 1995. From September 1990 to October 1995, Mr. Heaney was Controller, Food Metal and Specialty Division of ANC. From August 1977 to August 1990, Mr. Heaney was employed by ANC and American Can Company in various divisional, regional and plant finance/accounting positions.

  Mr. Gervais has been President of Plastics since December 1992. From September 1989 to December 1992, Mr. Gervais was Vice President--Sales & Marketing of Plastics. From March 1984 to September 1989, Mr. Gervais was President and Chief Executive Officer of Aim Packaging, Inc.

  Mr. Cole has been Vice President and Assistant Secretary of Plastics since September 1987. From April 1986 to September 1987, Mr. Cole was Manager of Personnel of the Monsanto Engineered Products Division of Monsanto.

  Mr. Minarik has been Vice President--Operations and Commercial Development of Plastics since May 1993. From February 1991 to August 1992, Mr. Minarik was President of Wheaton Industries Plastics Group. Mr. Minarik was Vice President--Marketing of Constar International, Inc. from March 1983 to February 1991.

  Mr. Koblin has been Vice President--Sales & Marketing of Plastics since 1994. From 1992 to 1994, Mr. Koblin was Director of Sales & Marketing of Plastics. From 1990 to 1992, Mr. Koblin was Vice President of Churchill Industries.

  Ms. Jones has been Vice President--Finance and Chief Financial Officer of Plastics since December 1994 and Assistant Secretary of Plastics since November 1993. From October 1993 to December 1994, Ms. Jones was Corporate Controller of Plastics and from July 1989 to October 1993, she was Manager-- Finance of Plastics. From July 1982 to July 1989, Ms. Jones was an Audit Manager for Ernst & Young LLP.

BOARD OF DIRECTORS

  Holdings presently has a Board of Directors consisting of four members. Holdings intends to elect an additional two persons to serve as independent directors of Holdings following the completion of the Offering. Prior to the Offering, the Board of Directors will be divided into three classes (designated Class I, Class II and Class III). Initially, Class I will consist of Mr. Silver and Mr. Abramson, Class II will consist of Mr. Horrigan and Mr. Niehaus, and the two Class III directorships will remain vacant until the Board of Directors elects two independent persons to serve as Class III directors following the completion of the Offering. The Class I, Class II and Class III directors will serve until the annual stockholder meetings of Holdings to be held in 1998, 1999 and 2000, respectively, and until their successors are duly elected and qualified. At each annual stockholders' meeting, directors nominated to the class of directors whose term is expiring at that annual meeting will be elected for a term of three years, and the remaining directors will continue in office until their respective terms expire and until their successors are duly elected and qualified. Accordingly, at each annual meeting two of the Company's six directors will be elected, and each director will be required to stand for election once every three years. The four directors that are not independent will be elected pursuant to the Principals Stockholders Agreement. Under the Principals Stockholders Agreement, MSLEF II agreed that, so long as Messrs. Silver and Horrigan hold in the aggregate at least one-half of the number of shares of Common Stock held by them on the date of this Prospectus, Messrs. Silver and Horrigan will nominate the two independent directors, who must then be elected in accordance with Holdings' Restated Certificate of Incorporation. Officers are elected by the Board of Directors and serve at the discretion of the Board of Directors. See "Description of Capital Stock--Description of Stockholders Agreements".

  The Board of Directors has an Audit Committee, which is presently composed of Messrs. Silver and Niehaus. After the Offering, the Board of Directors will reconstitute its Audit Committee to consist of two Directors who are neither officers nor employees of Holdings. The Audit Committee has the responsibility of reviewing and supervising the financial controls of Holdings. The Audit Committee's responsibilities include (i) making recommendations to the Board of Directors with respect to its financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of Holdings, (iii) meeting with the Company's independent public accountants concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of Holdings.

  The Board of Directors expects to establish a Compensation Committee and an Executive Committee. The Compensation Committee will consist of at least two Directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will have the responsibility of reviewing the performance of the executive officers of Holdings and recommending to the Board of Directors annual salary and bonus amounts for all officers of the Company.

COMPENSATION OF DIRECTORS

  It is anticipated that directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $20,000 for their service on the Board of Directors, and a fee of $2,000 for each meeting of the Board of Directors or any committee thereof that they attend, plus reasonable out-of-pocket expenses.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the annual and long term compensation for services rendered in all capacities to the Company during the fiscal years ended December 31, 1996, 1995 and 1994 of those persons who at December 31, 1996 were (i) the Chief Executive Officer of Holdings and (ii) the other four most highly compensated executive officers of Holdings and its subsidiaries. Prior to the Offering, no director of Holdings or its subsidiaries received any compensation for serving as a director of Holdings or its subsidiaries. See "Certain Transactions--Management Agreements".

                          SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                           ANNUAL COMPENSATION            COMPENSATION
                                  ------------------------------------- ----------------
                                                                             AWARDS
                                                                        ----------------
                                                              OTHER        SECURITIES
                                                              ANNUAL    UNDERLYING STOCK    ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY(A)(B) BONUS(A)(C) COMPENSATION OPTIONS/SARS(D)  COMPENSATION(E)
---------------------------  ---- ------------ ----------- ------------ ---------------- ---------------
R. Philip Silver.........    1996  $1,875,000        --        --               --               --
 (Chairman of the Board
  and                        1995   1,830,000        --        --               --               --
 Co-Chief Executive
  Officer of                 1994   1,684,135        --        --               --               --
 Holdings and Silgan and
 Chairman of the Board of
 Plastics)
D. Greg Horrigan.........    1996   1,875,000        --        --               --               --
 (President and Co-Chief     1995   1,830,000        --        --               --               --
 Executive Officer of
  Holdings                   1994   1,684,135        --        --               --               --
 and Silgan and Chairman
 of the Board of
 Containers)
Harley Rankin, Jr. ......    1996     425,007        --        --               --               --
 (Executive Vice
  President,                 1995     408,978        --        --               --               --
 Chief Financial Officer
  and                        1994     384,930        --        --           102,799              --
 and Treasurer of
 Holdings and Silgan)
James D. Beam............    1996     372,600   $112,339       --               --           $73,805
 (President of
  Containers)                1995     361,200        --        --               --            66,394
                             1994     350,000    169,092       --               --            94,175
Russell F. Gervais.......    1996     234,000    111,400       --               --             7,020
 (President of Plastics)     1995     226,000     59,000       --               --             5,085
                             1994     216,804     83,300       --           137,066              --

--------
(a) The compensation of Messrs. Horrigan, Silver, Rankin and Rodriguez reflects amounts as earned and was paid by S&H. Such persons received no direct compensation from Holdings, Silgan or their respective subsidiaries. See "Certain Transactions--Management Agreements".
(b) The salaries of Messrs. Beam and Gervais were paid by Containers and Plastics, respectively.
(c) Bonuses of Messrs. Beam and Gervais were earned by them in such year and paid in the following year, pursuant to the Silgan Containers Corporation Performance Incentive Plan and the Silgan Plastics Corporation Incentive Plan, respectively. Under such plans, executive officers and other key employees of Containers and Plastics may be awarded cash bonuses provided that such company achieves certain assigned financial targets.
(d) Reflects options to purchase shares of Common Stock under the Stock Option Plan, and gives effect to the Stock Split. Such options are exercisable ratably over a five-year period which began on January 1, 1995. Mr. Gervais' options are estimated and have been calculated in accordance with Plastics' stock option plan to give effect to the conversion thereof to options under the Stock Option Plan (based on a preliminary allocation of value between subsidiaries and on an assumed initial public offering price of $19.00 per share). The exact amount of Mr. Gervais' options under the Stock Option Plan will be determined at the time of the Offering.
(e) In the case of Mr. Beam, includes amounts contributed under the Silgan Containers Corporation Supplemental Executive Retirement Plan (the "Supplemental Plan") and used to pay premiums for split-dollar life insurance for Mr. Beam maintained in conjunction with the Supplemental Plan and includes amounts contributed by Containers under the Silgan Containers Corporation Deferred Incentive Savings Plan. In the case of Mr. Gervais, includes amounts allocated to Mr. Gervais under the Silgan Plastics Corporation Contributory Retirement Plan.

                      OPTION VALUES AT DECEMBER 31, 1996

                                                                  VALUE OF UNEXERCISED
                         NUMBER OF SECURITIES UNDERLYING              IN-THE-MONEY
                             UNEXERCISED OPTIONS AT                    OPTIONS AT
                                DECEMBER 31, 1996                 DECEMBER 31, 1996(A)
                         -----------------------------------    -------------------------
          NAME            EXERCISABLE        UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
          ----           ----------------   ----------------    ----------- -------------
R. Philip Silver........                --                 --          --           --
D. Greg Horrigan........                --                 --          --           --
Harley Rankin, Jr.(b)...            233,011             41,120  $3,858,649   $  635,567
James D. Beam(b)(c).....            582,526                --    9,972,862          --
Russell F.
 Gervais(b)(c)..........             82,240             54,826   1,517,193    1,011,462

--------
(a) For the purposes of this table, the fair market value per share of Common Stock at December 31, 1996 was estimated to be the assumed initial public offering price of $19.00 per share.
(b) Options are for shares of Common Stock and give effect to the Stock Split.
(c) Messrs. Beam's and Gervais' options are estimated and have been calculated in accordance with Containers' and Plastics' stock option plans, respectively, to give effect to the conversion thereof to options under the Stock Option Plan (based on a preliminary allocation of value between subsidiaries and an assumed initial public offering price of $19.00 per share). The exact amount of Messrs. Beam's and Gervais' options under the Stock Option Plan will be determined at the time of the Offering.

STOCK OPTION PLAN

  The Board of Directors and stockholders of Holdings approved the establishment of the Stock Option Plan. Under the Stock Option Plan, as an additional means of attracting and retaining officers and key personnel, Holdings may grant options to purchase shares of Common Stock to participants. Options granted may be either non-qualified stock options or "incentive stock options".

  The Board of Directors of Holdings, through a committee (the "Stock Option Committee"), administers the Stock Option Plan and has the power to, among other things, choose participants and fix the type of grant and all the terms and conditions thereof, including number of shares covered by a grant and the exercise price. Only officers (including executive officers) and other key employees of the Company are eligible to participate in the Stock Option Plan. The stock issuable under the Stock Option Plan includes shares of Holdings' authorized and unissued or reacquired Common Stock. The number of shares for which options may be granted under the Stock Option Plan may not exceed 3,534,568 shares.

  Options are exercisable over such period as determined by the Stock Option Committee, and generally, except as otherwise determined by the Stock Option Committee, no option may remain exercisable more than ten years from the grant date, subject to earlier termination as provided in the Stock Option Plan. Options become exercisable no earlier than one year from the date of grant and in such installments as specified in the option agreement therefor.

  All options granted under the Stock Option Plan must be evidenced by an option agreement between Holdings and the option recipient embodying all the terms and conditions of the option grant, provided that (i) incentive stock options granted must comply with Section 422 of the Code, (ii) no option shall be transferable or assignable other than by will or the laws of descent and distribution and, during the lifetime of the recipient, such option shall be exercisable only by the recipient, (iii) all options must expire upon or remain exercisable for a limited time after termination of employment, all as specified in the Stock Option Plan, and (iv) upon exercise of options, full payment for the shares covered thereby shall be made in cash or shares of Common Stock already owned or a combination of cash and shares of Common Stock.

  Concurrent with the Offering, all outstanding stock options issued under stock option plans of Containers and Plastics will be converted to stock options under Holdings' Stock Option Plan in accordance with the terms of such plans. Additionally, the holders of stock options under the

Containers' and Plastics' stock option plans have waived certain registration rights thereunder. At the time of the Offering, the Containers' and Plastics' stock option plans will terminate. As a result, the only stock options that will be outstanding after the Offering will be stock options under the Holdings' Stock Option Plan.

  As of the date of this Prospectus, options to purchase 1,821,254 shares of Common Stock were outstanding under the Stock Option Plan at exercise prices ranging from $0.55 to $4.35 per share. With respect to certain outstanding options, Holdings has an obligation to pay to the optionees an amount per option as specified in the applicable option agreement (determined in connection with the merger in which Holdings acquired Silgan with respect to the issuance of options under the Stock Option Plan in exchange for options under a predecessor plan) upon exercise of such options. An aggregate amount of $943,589 would be payable by Holdings to such optionees upon the exercise of such outstanding options.

FEDERAL INCOME TAX CONSEQUENCES OF STOCK OPTION PLAN

  The following discussion sets forth a brief summary of the U.S. federal income tax aspects of options granted under the Stock Option Plan based on tax laws in effect on the date hereof. This summary is not intended to be exhaustive, and does not describe a number of special tax rules that could apply in certain circumstances (i.e., alternative minimum tax). State, local and foreign income tax consequences are not discussed, and may vary from locality to locality. Participants in the Stock Option Plan are urged to consult their own tax advisors with respect to the consequences of their participation in the Stock Option Plan.

 STOCK OPTIONS

  The grant of incentive stock options or non-qualified stock options will not result in taxable income for the optionee at the time the option is granted and Holdings will not be entitled to a deduction at that time.

 NON-QUALIFIED STOCK OPTIONS

  In general, an optionee will be subject to tax for the year of exercise of a non-qualified stock option on the amount of ordinary income equal to the difference between the purchase price and the fair market value of the Common Stock received at the time of such exercise. Holdings will be entitled to a deduction in a corresponding amount. Income tax withholding requirements apply upon exercise. The optionee's tax basis in the Common Stock acquired on exercise will be equal to the exercise price plus the amount of ordinary income subject to tax upon such exercise. Upon subsequent disposition of the Common Stock, the holder will realize capital gain or loss, long-term or short-term, depending upon the length of time the holder held the Common Stock received upon the option exercise.

 INCENTIVE STOCK OPTIONS

  In general, the exercise of an incentive stock option will not result in income for the optionee if the optionee (i) does not dispose of the Common Stock within two years after the date of grant or one year after the acquisition of the Common Stock upon exercise and (ii) is an employee of Holdings or a subsidiary of Holdings from the date of the option grant until three months before the exercise date. If these requirements are met, the tax basis of the Common Stock upon later disposition will be the exercise price. Any gain will be taxed to the holder as long-term capital gain and Holdings will not be entitled to a deduction. The excess of the fair market value on the exercise date over the exercise price is an item of tax preference, potentially subject to the alternative minimum tax.

  If an optionee disposes of the Common Stock acquired upon exercise prior to the expiration of either of the holding periods described in clause (i) in the immediately preceding paragraph, the optionee will recognize ordinary income and Holdings will be entitled to a corresponding deduction equal to the lesser of (a) the fair market value of the Common Stock on the exercise date minus the exercise price or (b) the amount realized on disposition minus the exercise price. Any gain in excess of the amount of the ordinary income portion will be taxable as long-term or short-term capital gain, depending upon the length of time the Common Stock was held after exercise.

PENSION PLANS

  The Company has established pension plans (the "Pension Plans") covering substantially all of the salaried employees of Containers and Plastics, respectively, including the executive officers (the "Containers Pension Plan" and the "Plastics Pension Plan," respectively). The Pension Plans are defined benefit plans intended to be qualified pension plans under Section 401(a) of the Code, under which pension costs are determined annually on an actuarial basis with contributions made accordingly.

  The following table illustrates the estimated annual normal retirement benefits that are payable under the Containers Pension Plan. Such benefit levels assume retirement at age 65, the years of service shown, continued existence of the Containers Pension Plan without substantial change and payment in the form of a single life annuity.

                         CONTAINERS PENSION PLAN TABLE

                                      YEARS OF SERVICE
FINAL AVERAGE    -----------------------------------------------------------------------
  EARNINGS         10          15          20          25           30           35
-------------    -------     -------     -------     -------     --------     --------
  $ 50,000       $ 7,130     $10,640     $14,260     $17,830     $ 21,390     $ 24,960
    75,000        11,510      17,260      23,010      28,760       34,520       40,270
   100,000        15,880      23,820      31,760      39,700       47,640       55,580
   125,000        20,260      30,380      40,510      50,640       60,770       70,890
   150,000        24,630      36,950      49,260      61,580       73,890       86,210
   175,000        29,010      43,510      58,010      72,510       87,020      101,520
   200,000        33,380      50,070      66,760      83,450      100,140      116,830
   225,000        37,760      56,630      75,510      94,390      113,270      132,140

  Benefits under the Containers Pension Plan are based on the participant's average base pay (the "Salary" column in the Summary Compensation Table) over the final three years of employment. The amount of average base pay taken into account for any year is limited by Section 401(a)(17) of the Code, which imposes a cap of $150,000 (to be indexed for inflation) on compensation taken into account for 1994 and later years (the limit for 1993 was $235,840).

  As of December 31, 1996, James D. Beam, the only eligible executive officer named in the Summary Compensation Table, had nine years of credited service under the Containers Pension Plan. Mr. Beam also participates in the Supplemental Plan, which is designed to make up for benefits not payable under the Containers Pension Plan due to Code limitations. Mr. Beam's benefits under the Supplemental Plan are funded through a split-dollar life insurance policy; income attributable to this life insurance policy is included in the "All Other Compensation" column of the Summary Compensation Table.

  The following table illustrates the estimated annual normal retirement benefits that are payable under the Plastics Pension Plan. Such benefit levels assume retirement age at 65, the years of service shown, continued existence of the Plastics Pension Plan without substantial change and payment in the form of a single life annuity.

                          PLASTICS PENSION PLAN TABLE

                                     YEARS OF SERVICE
FINAL AVERAGE    --------------------------------------------------------------------
  EARNINGS         10         15          20          25          30          35
-------------    ------     -------     -------     -------     -------     -------
  $ 50,000       $7,000     $10,550     $14,000     $17,500     $21,000     $24,500
    75,000       10,500      15,750      21,000      26,250      31,500      36,750
   100,000       14,000      21,000      28,000      35,000      42,000      49,000
   125,000       17,500      26,250      35,000      43,750      52,500      61,250
   150,000       21,000      31,500      42,000      52,500      63,000      73,950
   175,000       24,500      36,750      49,000      61,250      73,950      87,075
   200,000       28,000      42,000      56,000      70,200      85,200     100,200
   225,000       31,500      47,250      63,000      79,575      96,450     113,325

  Benefits under the Plastics Pension Plan are based on the participant's average total cash compensation (the "Salary" and "Bonus" columns in the Summary Compensation Table) over the final 36 months of employment or over the highest three of the final five calendar years of employment, whichever produces the greater average compensation. In computing this average, compensation for any year cannot exceed 125% of base pay. Compensation used in determining benefits is also limited by Section 401(a)(17) of the Code, which imposes the limits indicated above.

  Benefits under the Plastics Pension Plan may be offset by a social security amount (the plan provides benefits based on the greater of three formulas, only one of which provides for a social security offset). Each of the benefit estimates in the above table is based on the formula that produces the greatest benefit for individuals with the stated earnings and years of service.

  As of December 31, 1996, Russell F. Gervais, the only eligible executive officer named in the Summary Compensation Table, had seven years of credited service under the Plastics Pension Plan.

CERTAIN EMPLOYMENT AGREEMENTS

  Certain executive officers and other key employees of Containers and Plastics (including Messrs. Beam and Gervais) have executed employment agreements. The initial term of each such employment agreement is generally three years from its effective date and is automatically extended for successive one year periods unless terminated pursuant to the terms of such agreement. Generally, these employment agreements provide for, among other things, a minimum severance benefit equal to the employee's base salary and benefits for, in most cases, a period of one year following termination (or the remainder of the term of the agreement, if longer) (i) if the employee is terminated by his employer for any reason other than disability or for cause as specified in the agreement or (ii) if the employee voluntarily terminates employment due to a demotion and, in some cases, significant relocation, all as specified in the agreement.

  The foregoing summaries of the various benefit plans and agreements of the Company are qualified by reference to such plans and agreements, copies of certain of which have been filed as exhibits to the Registration Statement (as defined herein) of which this Prospectus is a part.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Holdings did not have a Compensation Committee during 1996. The compensation of Messrs. Silver, Horrigan, Rankin and Rodriguez was paid by S&H, which was paid by the Company for providing certain management services to the Company pursuant to the Management Agreements (as defined in "Certain Transactions-- Management Agreements"). See "Certain Transactions--Management Agreements". The compensation of all other executive officers of the Company was determined by the senior management of the Company.

                    PRINCIPAL AND SELLING STOCKHOLDERS

  Prior to completion of the Offering, all of the issued and outstanding Common Stock of Holdings was owned by the Principal Common Stockholders and BTNY. Upon completion of the Offering, the Principal Common Stockholders will own 13,591,737 shares of Common Stock (12,988,930 shares if the over-allotment option granted to the Underwriters is exercised in full), or approximately 72.1% of the issued and outstanding shares of Common Stock (approximately 68.9% if the over-allotment option granted to the Underwriters is exercised in full).

  Under the Principals Stockholders Agreement, Messrs. Silver and Horrigan agreed to vote their shares of Common Stock for the election of two directors chosen by MSLEF II so long as MSLEF II holds at least one-half of the number of shares of Common Stock held by it immediately prior to the Offering, and MSLEF II agreed to vote its shares of Common Stock for the election of two directors chosen by Messrs. Silver and Horrigan so long as they hold in the aggregate at least one-half of the number of shares of Common Stock held by them on the date of this Prospectus. Holdings currently has four directors, but intends to increase its board of directors after the Offering to six members to include two additional independent directors. See "Certain Transactions", "Description of Capital Stock--Description of Stockholders Agreements" and "Underwriting" for further discussion of the foregoing and for a discussion of other transactions between the Selling Stockholders and the Company during the last three years.

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock prior to the Offering after giving effect to the Stock Split and after the Offering as adjusted to reflect the sale of the shares of Common Stock offered hereby, (i) by each person who is known by Holdings to own beneficially more than 5% of the Common Stock, (ii) by each current director of Holdings and each named executive officer, (iii) by all executive officers and directors as a group and (iv) by each of the Selling Stockholders.

  Each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned.

                              BEFORE THE OFFERING                        AFTER THE OFFERING(1)
                         ------------------------------              ------------------------------
                         NUMBER OF SHARES PERCENTAGE OF              NUMBER OF SHARES PERCENTAGE OF
                         OF COMMON STOCK  COMMON STOCK               OF COMMON STOCK  COMMON STOCK
                           BENEFICIALLY   BENEFICIALLY  SHARES TO BE   BENEFICIALLY   BENEFICIALLY
                              OWNED         OWNED(2)     OFFERED(3)       OWNED         OWNED(2)
                         ---------------- ------------- ------------ ---------------- -------------
R. Philip Silver(4).....    3,576,544         23.59%          --        3,576,544         18.96%
D. Greg Horrigan(4).....    3,576,544         23.59%          --        3,576,544         18.96%
Robert H. Niehaus(5)....          --            --            --              --            --
Leigh J. Abramson(5)....          --            --            --              --            --
Harley Rankin, Jr.(6)...      233,011          1.51%          --          233,011          1.22%
James D. Beam(7)........      582,526          3.70%          --          582,526          3.00%
Russell F. Gervais(8)...       82,240            * %          --           82,240            * %
The Morgan Stanley
 Leveraged Equity Fund
 II, L.P.(9)............    7,153,088         47.18%      714,439       6,438,649         34.13%
Bankers Trust New York
 Corporation(10)........      856,657           5.6%       85,561         771,096           4.1%
All officers and
 directors as a group...    8,731,051         52.15%          --        8,731,051         42.71%

--------

 (1) Assumes no purchase of shares in the Offering and no exercise of the Underwriters' over-allotment option.

 (2) An asterisk denotes beneficial ownership of 1% or less of the Common
     Stock.

 (3) If the Underwriters over-allotment option is exercised in full, the number of shares to be offered by MSLEF II and BTNY will be 1,317,246 and 157,754, respectively.



 (4) Director of Holdings, Silgan, Containers and Plastics. Messrs. Silver and Horrigan are parties to a voting agreement pursuant to which they have agreed to use their best efforts to vote their shares as a block. The address for such person is 4 Landmark Square, Stamford, CT 06901.

 (5) Director of Holdings, Silgan, Containers and Plastics. The address for such person is c/o Morgan Stanley & Co. Incorporated, 1221 Avenue of the Americas, New York, NY 10020.

 (6) Reflects shares that may be acquired through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 4 Landmark Square, Stamford, CT 06901.

 (7) Reflects shares that may be acquired through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 21800 Oxnard Street, Woodland Hills, CA 91367.

 (8) Reflects shares that may be acquired through the exercise of vested stock options granted pursuant to the Stock Option Plan. The address for such person is 14515 N. Outer Forty, Chesterfield, MO 63017.

 (9) The address for The Morgan Stanley Leveraged Equity Fund II, L.P., is 1221 Avenue of the Americas, New York, NY 10020.

(10) The address for Bankers Trust New York Corporation is 130 Liberty Street, New York, NY 10006.

                             CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENTS

  Holdings, Silgan, Containers and Plastics each entered into an amended and restated management services agreement dated as of December 21, 1993 (collectively, the "Management Agreements") with S&H to replace in its entirety its then existing management services agreement, as amended, with S&H. Pursuant to the Management Agreements, S&H provides Holdings, Silgan, Containers and Plastics and their respective subsidiaries with general management and administrative services (the "Services"). The Management Agreements provide for payments to S&H (i) on a monthly basis, of $5,000 plus an amount equal to 2.475% of consolidated earnings before depreciation, interest and taxes of Holdings and its subsidiaries ("Holdings EBDIT"), for such calendar month until Holdings EBDIT for the calendar year shall have reached an amount set forth in the Management Agreements for such calendar year (the "Scheduled Amount") and 1.65% of Holdings EBDIT for such calendar month to the extent that Holdings EBDIT for the calendar year shall have exceeded the Scheduled Amount but shall not have been greater than an amount (the "Maximum Amount") set forth in the Management Agreements and (ii) on a quarterly basis, of an amount equal to 2.475% of Holdings EBDIT for such calendar quarter until Holdings EBDIT for the calendar year shall have reached the Scheduled Amount and 1.65% of Holdings EBDIT for such calendar quarter to the extent that Holdings EBDIT for the calendar year shall have exceeded the Scheduled Amount but shall not have been greater than the Maximum Amount (the "Quarterly Management Fee"). The Scheduled Amount was $83.5 million for the calendar year 1996, and the Maximum Amount was $98.101 million for the calendar year 1996. The Scheduled Amount is $89.5 million for the calendar year 1997, and the Maximum Amount is $100.504 million for the calendar year 1997. The Management Agreements provide that upon receipt by Silgan of a notice from Bankers Trust that certain events of default under the Silgan Credit Agreement have occurred, the Quarterly Management Fee shall continue to accrue, but shall not be paid to S&H until the fulfillment of certain conditions, as set forth in the Management Agreements.

  Additionally, the Management Agreements provide that Holdings, Silgan, Containers, Plastics and their respective subsidiaries shall reimburse S&H, on a monthly basis, for all out-of-pocket expenses paid by S&H in providing the Services, including fees and expenses to consultants, subcontractors and other third parties, in connection with such Services. All fees and expenses paid to S&H under each of the Management Agreements are credited against amounts paid to S&H under the other Management Agreements. Under the terms of the Management Agreements, Holdings, Silgan, Containers and Plastics have agreed, subject to certain exceptions, to indemnify S&H and its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any losses, damages, costs and expenses they may sustain arising in connection with the Management Agreements.

  The Management Agreements also provide that S&H may select a consultant, subcontractor or agent to provide the Services. S&H has retained Morgan Stanley to render financial advisory services to S&H. In connection with such retention, S&H has agreed to pay Morgan Stanley a fee equal to 9.1% of the fees paid to S&H under the Management Agreements.

  Concurrent with the Offering, each of Holdings, Silgan, Containers and Plastics will enter into an amended and restated management services agreement (collectively, the "New Management Agreements") with S&H to replace in their entirety the Management Agreements. The New Management Agreements will contain substantially the same terms as the Management Agreements, except that after the initial term of the New Management Agreements (which will continue until June 30, 1999), the New Management Agreements will be automatically renewed for successive one-year terms unless either party gives written notice at least 180 days prior to the end of the then current term of its election not to renew. The independent directors of Holdings will determine on behalf of the companies whether to give such written notice not to renew. The New Management Agreements may be terminated (i) at the option of each of the respective companies upon the failure or refusal of S&H to perform its obligations under the New Management Agreements, if such failure or refusal continues unremedied for more than 60 days after written notice of its existence shall have been given; (ii) at the option of S&H upon the failure or refusal of any of the respective companies to perform its obligations under the New Management Agreements, if such failure or refusal continues unremedied for more than 60 days after written notice of its existence shall have been given; (iii) at the option of S&H or the respective companies (a) if S&H or one of the companies is declared insolvent or bankrupt or a voluntary bankruptcy petition is filed by any of them, (b) upon the occurrence of any of the following events with respect to S&H or one of the companies if not cured, dismissed or stayed within 45 days: the filing of an involuntary petition in bankruptcy, the appointment of a trustee or receiver or the institution of a proceeding seeking a reorganization, arrangement, liquidation or dissolution, (c) if S&H or one of the companies voluntarily seeks a reorganization or arrangement or makes an assignment for the benefit of creditors or (d) upon the death or permanent disability of both of Messrs. Silver and Horrigan; (iv) upon at least 180 days prior written notice at the option of each of the respective companies for any reason; (v) upon at least 180 days prior written notice at the option of S&H for any reason other than Cause or a Change of Control (each as defined in the New Management Agreements); (vi) at the option of S&H after a Change of Control; (vii) at the option of the respective companies in the event of criminal conduct or gross negligence by S&H in the performance of the Services; or (viii) at the option of S&H or the respective companies upon the termination of any of the New Management Agreements for Cause (as defined therein). The New Management Agreements will prohibit S&H from competing with the Company during the term thereof and, only if S&H terminates the New Management Agreements pursuant to clause (v) above, for a period of one year after such termination. The New Management Agreements will provide that, in the event that they are terminated pursuant to clause (iv) above, each of the respective companies will be required to pay to S&H the present value of the amount of the payments that would have been payable to S&H thereunder through the end of the initial term or renewed term, as the case may be, thereof. In addition, under the New Management Agreements the Scheduled Amount will be $89.5 million, $95.5 million and $101.5 million for the calendar years 1997, 1998 and 1999, respectively, and the Maximum Amount will be $100.504 million, $102.964 million and $105.488 million for the calendar years 1997, 1998 and 1999, respectively. For the calendar year 2000, the Scheduled Amount and the Maximum Amount will be $108.653 million, and for each calendar year thereafter the Scheduled Amount and Maximum Amount will increase by 3% from that of the previous year.

  The Company believes that it is difficult to determine whether the Management Agreements and the New Management Agreements are on terms no less favorable than those available from unaffiliated parties because of the personal nature of the services provided thereunder and the expertise and skills of the individuals providing such services. The Company believes that arrangements under the Management Agreements and the New Management Agreements are fair to both parties.

  For the years ended December 31, 1996, 1995 and 1994, under the Management Agreements, S&H earned aggregate fees, including reimbursable expenses and fees payable to Morgan Stanley, of $5.3 million, $5.4 million and $5.0 million, respectively, from Holdings, Silgan, Containers and Plastics, and during 1996, 1995 and 1994 Morgan Stanley earned fees of $425,000, $409,000 and $383,000, respectively.

OTHER

  In connection with the refinancings of the Company's bank credit agreement in 1995 and 1993, the banks thereunder (including Bankers Trust) received certain fees amounting to $17.2 million and $8.1 million in 1995 and 1993, respectively. In connection with a recent amendment to the Silgan Credit Agreement in May 1996, the banks thereunder (including Bankers Trust) received certain fees amounting to $1.6 million. In connection with the Preferred Stock Sale, Morgan Stanley, which acted as the placement agent in connection therewith, received certain fees amounting to $1.8 million. See

"Principal and Selling Stockholders" for a description of the ownership by MSLEF II, an affiliate of Morgan Stanley, of certain securities of Holdings.

  Morgan Stanley, an affiliate of MSLEF II, is one of the several Underwriters and will receive fees in connection with the Offering. See "Underwriting".

  Messrs. Silver and Horrigan, BTNY, MSLEF II and Holdings are parties to the Stockholders Agreement, which provides for certain rights and obligations among them and between them and Holdings. See "Description of Capital Stock-- Description of Stockholders Agreements".

  G. William Sisley, Secretary of Holdings and Silgan, is a partner in the law firm of Winthrop, Stimson, Putnam & Roberts. Winthrop, Stimson, Putnam & Roberts provides legal services to Holdings, Silgan and their subsidiaries.

  In the event that the Company enters into any future transactions with any of its affiliates, the Company expects to enter into any such transactions on terms no less favorable than those available from unaffiliated parties.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is incorporated under the laws of the State of Delaware. Immediately prior to the closing of the Offering, Holdings will amend its Certificate of Incorporation to change its authorized capital stock to 100,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 per share. Prior to the sale of shares of Common Stock in the Offering, there are 15,162,833 shares of Common Stock issued and outstanding, 14,306,176 of which are beneficially owned by the Principal Common Stockholders. Such number of outstanding shares reflects the Stock Split. Upon consummation of the Offering, 18,862,833 shares of Common Stock will be issued and outstanding. There are 53,258 shares of Exchangeable Preferred Stock issued and outstanding, of which none are owned by the Principal Common Stockholders. All outstanding shares of capital stock are, and the shares issued in the Offering will be, fully paid and nonassessable.

COMMON STOCK

  Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. See "--Description of Stockholders Agreements". Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and obligations to holders of preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further calls or assessments. In addition, any action taken by the holders of Common Stock must be taken at a meeting and may not be taken by consent in writing, and a special meeting of the stockholders may only be called by the Chairman of the Board or the President of the Company or by a majority of the Board of Directors of the Company, and may not be called by the holders of Common Stock.

PREFERRED STOCK

 GENERAL

  The Company's Board of Directors, without stockholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and privileges thereof, including any dividend rights, conversion rights, voting rights, redemption rights and terms of any sinking fund provisions, liquidation preferences, the number of shares constituting a series and the designation of such series. The Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock. Currently, 53,258 shares of Exchangeable Preferred Stock are issued and outstanding. However, after the Offering, Holdings intends to exchange its outstanding Exchangeable Preferred Stock for the Exchange Debentures. See "Description of Certain Indebtedness--Description of the Exchange Debentures". The Company has no present plans to issue any additional shares of preferred stock other than shares that may be issued to pay dividend obligations on the Exchangeable Preferred Stock.

 TERMS OF OUTSTANDING PREFERRED STOCK

  The following is a summary of the terms of the Exchangeable Preferred Stock.

  The Exchangeable Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to all outstanding capital stock of Holdings. Holdings is required to redeem the Exchangeable Preferred Stock at its liquidation preference of $1,000 per share, plus accrued and unpaid dividends, on July 15, 2006.

  Dividends on the Exchangeable Preferred Stock are cumulative from the date of issuance at 13 1/4% per annum on the liquidation preference thereof, and are payable quarterly in cash or, on or prior to July 15, 2000 at the sole option of Holdings, in additional shares of Exchangeable Preferred Stock, on January 15, April 15, July 15 and October 15, commencing October 15, 1996. The Exchangeable Preferred Stock is generally exchangeable into Exchange Debentures at any time at the option of Holdings, in whole but not in part. If by July 22, 1997 the Exchangeable Preferred Stock has not been exchanged for the Exchange Debentures, the dividend rate on the Exchangeable Preferred Stock will increase by 0.5% per annum to 13 3/4% per annum of the liquidation preference thereof until such exchange occurs. The Company currently plans to exchange the Exchangeable Preferred Stock for the Exchange Debentures after completion of the Offering. For a summary of the terms of the Exchange Debentures, see "Description of Certain Indebtedness--Description of the Exchange Debentures".

  On or after July 15, 2000, the Exchangeable Preferred Stock is redeemable, at the option of Holdings, in whole or in part, at the rate of 109.938% (declining ratably to 100% by July 15, 2003) of the liquidation preference thereof, plus accrued and unpaid dividends to the redemption date. In addition, at any time, or from time to time, on or prior to July 15, 2000, Holdings may, at its option, redeem all (but not less than all) of the outstanding shares of Exchangeable Preferred Stock at a redemption price equal to 110% of the liquidation preference thereof, plus accrued and unpaid dividends to the redemption date, with the proceeds of one or more sales of common stock of Holdings. Upon a Change of Control (as defined in the Certificate of Designation), Holdings is required to make an offer to purchase all shares of Exchangeable Preferred Stock at a purchase price equal to 101% of their liquidation preference, plus accrued and unpaid dividends to the date of purchase.

  Holders of the Exchangeable Preferred Stock have no voting rights except as provided by law and as provided in Holdings' Restated Certificate of Incorporation or in the Certificate of Designation relating to the Exchangeable Preferred Stock (the "Certificate of Designation"). In the event that dividends are not paid for four consecutive quarters or upon certain other events as described in the Certificate of Designation (including failure to comply with covenants under the Certificate of Designation and failure to pay the mandatory redemption price on the Exchangeable Preferred Stock when due), then the number of directors constituting Holdings' Board of Directors will be adjusted to permit the holders of the majority of the then outstanding Exchangeable Preferred Stock, voting separately as a class, to elect the number of directors that is equal to the greater of (i) one and (ii) the whole number obtained (rounding down to the nearest whole number) by (a) multiplying 1/6 by the number of directors then in office and (b) adding one.

  The Certificate of Designation contains certain covenants which, among other things, restricts the ability of Holdings and its subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make distributions in respect of their capital stock; purchase, redeem or otherwise acquire for value shares of capital stock; make investments in any affiliate or unrestricted subsidiary; enter into transactions with shareholders or affiliates; create restrictions on the ability of Holdings' subsidiaries to make certain payments; issue or sell stock of Holdings' subsidiaries; engage in sales of assets; and engage in mergers or consolidations.

DESCRIPTION OF STOCKHOLDERS AGREEMENTS

  Holdings, MSLEF II, BTNY and Messrs. Silver and Horrigan are parties to the Stockholders Agreement dated as of December 21, 1993 (as amended, the "Stockholders Agreement") which provides for certain rights and obligations among such stockholders and between such stockholders and Holdings. The operative provisions of the Stockholders Agreement take effect upon the completion of the Offering. The following is a summary of the material provisions of the Stockholders Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Stockholders Agreement provides that for a period of eight years after the Offering, MSLEF II shall have the right to demand two separate registrations of its shares of Common Stock; provided, however, that such demand right will terminate at such time as MSLEF II, together with its affiliates, owns less than five percent of the issued and outstanding shares of Common Stock. If, at any time or from time to time for a period of eight years after the Offering, Holdings shall determine to register additional shares of Common Stock (other than in connection with certain non-underwritten offerings), Holdings will offer each of MSLEF II, BTNY and Messrs. Silver and Horrigan the opportunity to register shares of Common Stock it holds in a "piggyback registration".

  The Stockholders Agreement prohibits the transfer prior to June 30, 1999 by MSLEF II or by Messrs. Silver or Horrigan of Holdings' Common Stock without the prior written consent of the others, except for (i) transfers made in connection with a public offering or a Rule 144 Open Market Transaction (as defined in the Stockholders Agreement), (ii) transfers made to an affiliate, which, in the case of a transfer by MSLEF II to an affiliate, must be an Investment Entity (defined generally to be any person who is primarily engaged in the business of investing in securities of other companies and not taking an active role in the management or operations of such companies), (iii) certain transfers by MSLEF II to an Investment Entity or, in the event of certain defaults under the Management Agreement between S&H and Holdings, to a third party, in each case that comply with certain rights of first refusal granted to the Group (the "Group" is defined generally to mean, collectively, Messrs. Silver and Horrigan and their respective affiliates and certain related family transferees and estates, with Mr. Silver and his affiliates and certain related family transferees and estates being deemed to be collectively one member of the Group, and Mr. Horrigan and his affiliates and certain related family transferees and estates being deemed to be collectively another member of the Group) set forth in the Stockholders Agreement, (iv) certain transfers by either member of the Group to a third party that comply with certain rights of first refusal granted to the other member of the Group and MSLEF II set forth in the Stockholders Agreement, and (v) in the case of MSLEF II, a distribution of all or substantially all of the shares of Holdings' Common Stock then owned by MSLEF II to the partners of MSLEF II (a "MSLEF Distribution"). Notwithstanding the foregoing, each of Messrs. Silver and Horrigan and MSLEF II may pledge his or its shares of Holdings' Common Stock to a lender or lenders reasonably acceptable to Holdings to secure a loan or loans to him or it. In the event of any proposed foreclosure of such pledge, such shares will be subject to certain rights of first refusal set forth in the Stockholders Agreement.

  Concurrent with the Offering, MSLEF II and Messrs. Silver and Horrigan entered into the Principals Stockholders Agreement. The Principals Stockholders Agreement provides that (i) for so long as MSLEF II and its affiliates (excluding the non-affiliated limited partners of MSLEF II who acquire shares of Common Stock from MSLEF II in a MSLEF Distribution) hold at least one-half of the number of shares of Common Stock held by MSLEF II immediately prior to the Offering, each of Messrs. Silver and Horrigan will use his best efforts (including to vote any shares of Common Stock owned or controlled by him) to cause the nomination and election of two members of the Board of Directors of Holdings to be chosen by MSLEF II; provided, however, that each such nominee shall be either (a) an employee of Morgan Stanley whose primary responsibility is managing investments for MSLEF II (or a successor or related partnership) or (b) a person reasonably acceptable to the Group not engaged in (as a director, officer, employee, agent or consultant or as a holder of more than five percent of the equity securities of) a business competitive with that of Holdings, and (ii) from and after the time that MSLEF II and its affiliates (excluding the non-affiliated limited partners of MSLEF II who acquire shares of Common Stock from MSLEF II in a MSLEF Distribution) hold less than one-half of the number of shares of Common Stock held by MSLEF II immediately prior to the Offering and until such time that MSLEF II and its affiliates (excluding the non-affiliated limited partners of MSLEF II who acquire shares of Common Stock from MSLEF II in a MSLEF Distribution) hold less than five percent (5%) of the outstanding Common Stock beneficially owned, each of Messrs. Silver and Horrigan will use his best efforts (including to vote any shares of Common Stock owned or controlled by him) to cause the nomination and election of one member of the Board of Directors of Holdings to be chosen by MSLEF II; provided, however, that such nominee shall be (i) either an employee of Morgan Stanley whose primary responsibility is managing investments for MSLEF II (or a successor or related partnership) or
(ii) a person reasonably acceptable to the Group not engaged in (as a director, officer, employee, agent or consultant or as a holder of more than five percent of the equity securities of) a business competitive with that of Holdings.

  In addition, the Principals Stockholders Agreement provides that (i) for so long as the Group holds at least one-half of the number of shares of Common Stock held by it in the aggregate on the date of this Prospectus, MSLEF II will use its best efforts (including to vote any shares of Common Stock owned or controlled by it) to cause the nomination and election of two individuals nominated by the holders of a majority of the shares of Common Stock held by the Group as members of the Board of Directors of Holdings; provided, however, that at least one of such nominees shall be Mr. Silver or Mr. Horrigan and the other person, if not Mr. Silver or Mr. Horrigan, will be a person reasonably acceptable to MSLEF II, so long as MSLEF II and its affiliates (excluding the non-affiliated limited partners of MSLEF II who may acquire shares of Common Stock from MSLEF II in a MSLEF Distribution) hold at least one-half of the number of shares of Common Stock held by MSLEF II immediately prior to the Offering, (ii) from and after the time that the Group holds less than one-half of the number of shares of Common Stock held by it in the aggregate on the date hereof and until such time that the Group holds less than five percent (5%) of the outstanding Common Stock beneficially owned, MSLEF II will use its best efforts (including to vote any shares of Common Stock owned or controlled by it) to cause the nomination and election of one individual nominated by the holders of a majority of the shares of Common Stock held by the Group as a member of the Board of Directors of Holdings; provided, however, that such nominee shall be Silver or Horrigan or, if not Silver or Horrigan, a person reasonably acceptable to MSLEF II, so long as MSLEF II and its affiliates (excluding the non-affiliated limited partners of MSLEF II who acquire shares of Common Stock from MSLEF II in a MSLEF Distribution) hold at least one-half of the number of shares of Common Stock held by MSLEF II immediately prior to the Offering, and (iii) so long as the Group holds at least one-half of the number of shares of Common Stock held by it in the aggregate on the date of this Prospectus, the Group will have the right to nominate for election all directors of Holdings other than the directors referred to above in this paragraph and in the preceding paragraph, and upon such nomination by the Group such nominees will stand for election to Holdings' Board of Directors in accordance with Holdings' Restated Certificate of Incorporation, and MSLEF II will vote all shares of Common Stock owned or controlled by it and its affiliates against any director standing for election for Holdings' Board of Directors that has not been nominated by the Group, other than the directors referred to above in this paragraph and in the preceding paragraph.

  The Principals Stockholders Agreement further provides that MSLEF II will vote all shares of Common Stock held by it against any unsolicited merger, or sale of Holdings' business or assets, if such transaction is opposed by the holders of a majority of the shares of Common Stock held by the Group, unless as of the applicable record date for such vote, the Group holds less than ninety percent of the number of shares of Common Stock held by it in the aggregate at the date of this Prospectus.

  The foregoing provisions of the Principals Stockholders Agreement could have the effect of delaying, deferring or preventing a change of control of the Company and preventing the stockholders from receiving a premium for their shares of Common Stock in any proposed acquisition of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or
(ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

LIMITATIONS ON DIRECTORS' LIABILITY

  Holdings' Restated Certificate of Incorporation contains a provision which eliminates the personal liability of a director to Holdings and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to Holdings or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of Holdings protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for Holdings. As a result of this provision, the ability of Holdings or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

  In addition, the Restated Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Holdings, or is or was serving at the request of Holdings as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR

  The Bank of New York is the transfer agent and registrar for the Common
Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after consummation of the Offering, Holdings will have outstanding 18,862,833 shares of Common Stock. Of these shares, the 4,500,000 shares of Common Stock sold in the Offering (or 5,175,000 shares if the over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company (as that term is defined under the Securities Act). The 14,362,833 shares of Common Stock owned by the Principal Common Stockholders and BTNY (13,687,833 shares, if the over-allotment option is exercised in full) are "restricted securities" as defined in Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act other than pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act.

  In general, under Rule 144, as currently in effect, (i) a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock as to which at least two years have elapsed since such shares were sold by Holdings or by an affiliate of Holdings in a transaction or chain of transactions not involving a public offering ("restricted securities") or
(ii) an affiliate of Holdings who holds shares of Common Stock that are not restricted securities may, without regard to the holding period, sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of Holdings' Common Stock then outstanding (188,628 shares after completion of the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale required under Rule 144 was filed. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about Holdings. Affiliates of Holdings must comply with the requirements of Rule 144, including the two-year holding period requirement, to sell shares of Common Stock that are restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from Holdings or an affiliate of Holdings, a holder of such restricted securities who is not an affiliate of Holdings at the time of the sale and has not been an affiliate of Holdings at any time during the three months prior to such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above.

  All shares of Common Stock owned by each of the Principal Common Stockholders and BTNY will immediately after consummation of the Offering be eligible (subject to the one year lock-up arrangement described below) for sale in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of, Rule 144 described above. The Stockholders Agreement provides for restrictions on transfers of Common Stock by the Principal Common Stockholders other than sales pursuant to Rule 144 or public offerings. Holdings has granted MSLEF II and Messrs. Silver and Horrigan certain registration rights with respect to the shares of Common Stock owned by them. See "Risk Factors--Shares Eligible for Future Sale" and "Description of Capital Stock--Description of Stockholders Agreements".

  Holdings and each of the Principal Common Stockholders and BTNY have agreed that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock, other than in the Offering, or any security convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters for a period of one year after the date of this Prospectus. See "Underwriting".

  Holdings intends to register under the Securities Act the shares of Common Stock issuable upon the exercise of options granted pursuant to the Stock Option Plan. See "Management--Executive Compensation".

  Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices of the Common Stock and the ability of the Company to issue additional equity securities. See "Risk Factors--Shares Eligible for Future Sale".

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF THE SILGAN CREDIT AGREEMENT

  Pursuant to the Silgan Credit Agreement, the Banks loaned to Silgan (i) $225 million of term loans designated as "A Term Loans" and (ii) $350 million of term loans designated as "B Term Loans" (together with the A Term Loans, the "Term Loans"), and agreed to lend to Containers or Plastics up to an aggregate of $225 million of revolving loans (the "Revolving Loans"). As of December 31, 1996, the outstanding principal amounts of A Term Loans, B Term Loans and Revolving Loans under the Silgan Credit Agreement were $194.6 million, 343.7 million and $27.8 million, respectively. The A Term Loans mature on December 31, 2000 and are payable in varying increasing installments from December 31, 1996 through December 31, 2000. The B Term Loans mature on March 15, 2002 and are payable in varying installments from December 31, 1996 through March 15, 2002. The Revolving Loans mature and are payable in full on December 31, 2000.

  To secure the obligations of Silgan, Containers and Plastics (the "Borrowers") under the Silgan Credit Agreement: (i) Silgan pledged to the Banks all of the capital stock of Containers and Plastics held by Silgan; (ii) Plastics pledged to the Banks 65% of the capital stock of 827599 Ontario Inc. ("Canadian Holdco") held by Plastics; (iii) Containers pledged to the Banks all of the capital stock of SCCW Can Corporation ("SCCW Can"), a California corporation and a wholly owned subsidiary of Containers, held by Containers;
(iv) Containers pledged to the Banks all of the capital stock of California-Washington Can Corporation ("C-W Can"), a California corporation and a wholly owned subsidiary of Containers, held by Containers; (v) Silgan, Containers, Plastics, C-W Can and SCCW Can each granted to the Banks security interests in substantially all of their respective real and personal property; and (vi) Holdings pledged to the Banks all of the capital stock of Silgan held by Holdings. In addition, each of Holdings, Silgan, Containers, Plastics, C-W Can and SCCW Can have guaranteed the obligations of the Borrowers under the Silgan Credit Agreement.

  Each of the Term Loans and each of the Revolving Loans, at the respective Borrower's election, consists of loans designated as Eurodollar rate loans or as Base Rate (as defined in the Silgan Credit Agreement) loans. Subject to certain conditions, each of the Term Loans and each of the Revolving Loans can be converted from a Base Rate loan into a Eurodollar rate loan and vice versa. Interest on Term Loans maintained as Base Rate loans accrues at floating rates of 1.5% less the then applicable Interest Reduction Discount (as defined in the Silgan Credit Agreement) (in the case of A Term Loans) and 2% (in the case of B Term Loans) over the Base Rate. Interest on Term Loans maintained as Eurodollar rate loans accrues at floating rates of 2.5% less the then applicable Interest Reduction Discount (in the case of A Term Loans) and 3% (in the case of B Term Loans) over a formula rate (the "Eurodollar Rate") determined with reference to the rate offered by Bankers Trust for dollar deposits in the New York interbank Eurodollar market. Interest on Revolving Loans maintained as (i) Base Rate loans accrues at floating rates of 1.5%, less the then applicable Interest Reduction Discount, plus the Base Rate or
(ii) Eurodollar Rate loans accrues at floating rates of 2.5%, less the then applicable Interest Reduction Discount, plus the Eurodollar Rate.

  Under the Silgan Credit Agreement, Silgan is required to repay the Terms Loans in an amount equal to (i) 50% of Silgan's Excess Cash Flow (as defined in the Silgan Credit Agreement) in any fiscal year during the Silgan Credit Agreement, (ii) 80% of the net sale proceeds received from certain asset sales (increasing to 100% of such net sale proceeds under certain circumstances as described in the Silgan Credit Agreement), and (iii) 100% of the net equity proceeds received from certain sales of equity (subject to certain exceptions permitting the use of such proceeds to repay certain indebtedness (including the Discount Debentures), decreasing to 50% of net equity proceeds received after the occurrence of certain events as described in the Silgan Credit Agreement.

  The financial covenants contained in the Silgan Credit Agreement include the requirement to maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities (each as defined in the Silgan Credit Agreement), a ratio of EBITDA to Interest Expense (each as defined in the Silgan Credit Agreement) which becomes more restrictive over time and a Leverage Ratio (as defined in the Silgan Credit Agreement) which also becomes more restrictive over time.

  The Silgan Credit Agreement restricts or limits each of the Borrowers' and their respective subsidiaries' abilities, among other things: (i) to create certain liens; (ii) subject to certain exceptions, to consolidate, merge or sell its assets and to purchase assets; (iii) to pay dividends on, or repurchase shares of, its capital stock, except for, among other things, dividends in amounts to allow Holdings to pay cash dividends on the Exchangeable Preferred Stock (or interest on the Exchange Debentures) as provided in the Silgan Credit Agreement and dividends from Containers and Plastics to Silgan as long as they remain wholly owned subsidiaries of Silgan;
(iv) to lease real and personal property; (v) to create additional indebtedness, except for, among other things, unsecured subordinated indebtedness of Silgan used to refinance 11 3/4% Notes; (vi) to make certain advances, investments and loans, except for, among other things, certain limited acquisitions and investments as provided in the Silgan Credit Agreement; (vii) to enter into transactions with affiliates; (viii) to make certain capital expenditures, except for, among other things, capital expenditures which do not exceed in the aggregate for the Borrowers $65 million (plus amounts permitted and not utilized in the prior year) for each calendar year; (ix) except as otherwise permitted under the Silgan Credit Agreement, to make any voluntary payments, prepayments, acquire for value, redeem or exchange, among other things, any 11 3/4% Notes, any of the Exchangeable Preferred Stock or Exchange Debentures or to make certain amendments to the 11 3/4% Notes, the Borrowers' or their respective subsidiaries' respective certificates of incorporation and by-laws, or to certain other agreements; (x) with certain exceptions, to have any additional subsidiaries; and (xi) to engage in any business other than the packaging business.

  The Silgan Credit Agreement requires that Silgan own not less than 90% of the outstanding common stock of Containers and Plastics and 100% of all other outstanding capital stock of Containers and Plastics.

  The ability of Holdings to take certain actions is restricted or limited pursuant to the terms of the Second Amended and Restated Holdings Guaranty dated as of August 1, 1995 made by Holdings (the "Holdings Guaranty"). The Holdings Guaranty restricts or limits Holdings' ability to, among other things: (i) create certain liens; (ii) incur additional indebtedness, except that, among other things, Holdings may exchange the Exchangeable Preferred Stock for the Exchange Debentures on or after the earlier of the third anniversary of the issuance of the Exchangeable Preferred Stock or the consummation by Holdings of a registered public offering of its common stock in an amount equal to or greater than the principal amount of the Exchange Debentures and Holdings may incur unsecured subordinated Indebtedness (as defined in the Silgan Credit Agreement) the proceeds of which are used to refinance, redeem or repay the Exchange Debentures or any Refinancing Indebtedness (as defined in the Silgan Credit Agreement) of Holdings; (iii) consolidate, merge or sell its assets and purchase or lease assets, except that Holdings may merge with Silgan to the extent that such merger is permitted under the Silgan Credit Agreement; (iv) pay cash dividends, except that, among other things, Holdings may pay cash dividends on the Exchangeable Preferred Stock to the extent that Silgan is permitted to pay cash dividends or make advances to Holdings under the Silgan Credit Agreement for such purpose and dividends to the holders of its common stock in amounts and at the times as provided in the Silgan Credit Agreement after the consummation of a registered public equity offering by Holdings; (v) repurchase any of its capital stock; (vi) make loans or advances, except that, among other things; Holdings may make advances to Silgan as permitted under the Silgan Credit Agreement; and (vii) engage in any business other than holding Silgan's common stock and certain other limited matters permitted by the Holding Guaranty.

  Events of default under the Silgan Credit Agreement include, with respect to each of the Borrowers, as the case may be, among others: (i) the failure to pay any principal on the Term Loans or the Revolving Loans, the failure to reimburse drawings under any letters of credit when due or the failure to pay within two business days after the date such payment is due interest on the Term Loans, the Revolving Loans or any unpaid drawings under any letter of credit or any fees or other amounts owing under the Silgan Credit Agreement;
(ii) subject to certain limited exceptions, any failure to pay amounts due under certain other agreements or any defaults that result in or permit the acceleration of certain other indebtedness; (iii) subject to certain limited exceptions, the breach of any covenants, representations or warranties contained in the Silgan Credit Agreement or any related document; (iv) certain events of bankruptcy, insolvency or dissolution; (v) the occurrence of certain judgments, writs of attachment or similar process against any of the Borrowers or any of their respective subsidiaries; (vi) the occurrence of certain Employee Retirement Income Security Act related liabilities; (vii) a default under or invalidity of the guarantees (including an event of default under the Holdings Guaranty) or of the security interests granted to the Banks pursuant to the Silgan Credit Agreement; (viii) the failure of Holdings to own 100% of the capital stock of Silgan; (ix) a Change of Control (as defined in the Silgan Credit Agreement) shall occur; and (x) the requirement that Silgan repurchase any 11 3/4% Note or that Holdings repurchase any Exchange Debenture, in any case as a result of a Change of Control (as defined in the agreements and indentures relating thereto).

DESCRIPTION OF THE 11 3/4% NOTES

  Silgan sold the 11 3/4% Notes ($135 million principal amount) in a public offering on June 29, 1992. The 11 3/4% Notes bear interest at a rate of 11 3/4% per annum. The 11 3/4% Notes are redeemable at any time on and after June 15, 1997 at the option of Silgan, in whole or in part, at 105.875% of their principal amount plus accrued interest, declining to 100% of their principal amount plus accrued interest on or after June 15, 1999. In the event of a Change of Control (as defined in the 11 3/4% Notes Indenture), each holder of the 11 3/4% Notes may require Silgan to repurchase its 11 3/4% Notes at 101% of the principal amount plus accrued interest. The 11 3/4% Notes Indenture contains certain covenants that, among other things, direct the application of the proceeds from certain asset sales, limit the ability of Silgan and its subsidiaries to incur indebtedness, make certain payments with respect to their capital stock, make prepayments of certain indebtedness, make loans or investments to entities other than Restricted Subsidiaries (as defined in the 11 3/4% Notes Indenture), enter into transactions with affiliates, engage in mergers or consolidations, and, with respect to Silgan's subsidiaries, issue stock. Generally, these covenants are no more restrictive than the covenants contained in the Silgan Credit Agreement.

DESCRIPTION OF THE EXCHANGE DEBENTURES

  Upon completion of the Offering and the redemption of the remaining Discount Debentures (which is expected to occur no later than 45 days after the completion of the Offering), Holdings intends to exchange all of the outstanding Exchangeable Preferred Stock for Exchange Debentures. As a result, Holdings will realize tax benefits resulting from the deductibility of interest paid on the Exchange Debentures. The aggregate principal amount of the Exchange Debentures will be equal to the aggregate liquidation preference of, and accrued but unpaid dividends on, the Exchangeable Preferred Stock outstanding on the date that the Exchangeable Preferred Stock is exchanged for the Exchange Debentures (the "Exchange Date"). The Exchange Debentures will mature on July 15, 2006. Each Exchange Debenture will bear interest at the dividend rate in effect with respect to the Exchangeable Preferred Stock on the date the Exchange Debentures are issued from the Exchange Date or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on January 15 and July 15 of each year, commencing with the first of such dates to occur after the Exchange Date. On or prior to July 15, 2000, Holdings will be permitted to pay interest on the Exchange Debentures by issuing additional Exchange Debentures.

  On or after July 15, 2000, the Exchange Debentures will be redeemable, at the option of Holdings, in whole or in part, at the rate of 109.938% of the principal amount thereof plus accrued interest, declining ratably to 100% by July 15, 2003. In addition, at any time, or from time to time, on or prior to July 15, 2000, Holdings will be able, at its option, to redeem all (but not less than all) outstanding Exchange Debentures at a redemption price equal to 110% of the principal amount thereof plus accrued interest, with the proceeds of one or more sales of common stock of Holdings. Upon a Change of Control (as defined in the Indenture with respect to the Exchange Debentures (the "Exchange Debenture Indenture")), Holdings will be required to make an offer to purchase all of the Exchange Debentures at a purchase price equal to 101% of their principal amount on the date of purchase, plus accrued and unpaid interest to the date of purchase.

  The Exchange Debenture Indenture will contain certain covenants that, among other things, will direct the application of the proceeds from certain asset sales, limit the ability of Holdings and its subsidiaries to incur indebtedness, make certain payments with respect to their capital stock, make prepayments of certain indebtedness, make loans or investments to entities other than Restricted Subsidiaries (as such term will be defined in the Exchange Debenture Indenture), enter into transactions with affiliates, engage in mergers or consolidations, and, with respect to Holdings' subsidiaries, issue stock. Generally, these covenants will be no more restrictive than the covenants contained in the Silgan Credit Agreement.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed upon by Winthrop, Stimson, Putnam & Roberts, Financial Centre, 695 East Main Street, Stamford, Connecticut 06904-6760. G. William Sisley, a partner in Winthrop, Stimson, Putnam & Roberts, is Secretary of Holdings and Silgan. Winthrop, Stimson from time to time represents certain of the Underwriters in connection with certain legal matters unrelated to its representation of Holdings. Certain legal matters are being passed upon for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling has performed, and will continue to perform, legal services for MSLEF II, Morgan Stanley and companies controlled by MSLEF II and Morgan Stanley.

                                    EXPERTS

  The consolidated financial statements of Silgan Holdings Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of American National Can Company's Food Metal & Specialty Division as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports with the Securities and Exchange Commission (the "Commission"). Reports filed by Holdings may be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov.

  Holdings has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 33-28409) pursuant to the Exchange Act are incorporated herein by reference:

    1. Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (excluding the Financial Statements of Silgan Corporation included therein);

    2. Holdings' Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 1995 (excluding the Financial Statements of Silgan Corporation included therein);

    3. Holdings' Annual Report on Form 10-K/A-2 for the fiscal year ended December 31, 1995;

    4. Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

    5. Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

    6. Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996;

    7. Holdings' Current Report on Form 8-K dated August 14, 1995, as amended by Amendment to Current Report on Form 8-K/A dated October 16, 1995;

    8. Holdings' Current Report on Form 8-K dated May 31, 1996;

    9. Holdings' Current Report on Form 8-K dated August 2, 1996;

    10. Holdings' Current Report on Form 8-K dated September 16, 1996;

    11. Holdings' Current Report on Form 8-K dated January 27, 1997; and

    12. Holdings' Current Report on Form 8-K dated February 5, 1997.

  Holdings will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Silgan Holdings Inc., 4 Landmark Square, Stamford, CT 06901, Attention: Chief Financial Officer (Telephone Number (203) 975-7110).

  Statements contained in this Prospectus as to the contents of any contract or document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors...........................................  F-2
Consolidated Balance Sheets at December 31, 1996 and 1995................  F-3
Consolidated Statements of Operations for the years ended December 31,
 1996, 1995 and 1994.......................................................F-4
Consolidated Statements of Deficiency in Stockholders' Equity for the
 years ended December 31, 1996, 1995 and 1994..............................F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1995 and 1994.......................................................F-6
Notes to Consolidated Financial Statements...............................  F-7
Unaudited Pro Forma Condensed Statement of Operations for the year ended
 December 31, 1996....................................................... F-27
Notes to Unaudited Pro Forma Condensed Statement of Operations........... F-30

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Silgan Holdings Inc.

  We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, deficiency in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
Stamford, Connecticut
January 31, 1997

                              SILGAN HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                  PRO FORMA
                                                    1996       1996      1995
                                                 ----------- --------  --------
                                                 (UNAUDITED)
                    ASSETS
Current assets:
  Cash and cash equivalents....................              $  1,017  $  2,102
  Accounts receivable, less allowances for
   doubtful accounts of $4,045 and $4,832 for
   1996 and 1995, respectively.................               101,436   109,929
  Inventories..................................               195,981   210,471
  Prepaid expenses and other current assets....                 7,403     5,801
                                                             --------  --------
    Total current assets.......................               305,837   328,303
Property, plant and equipment, net.............               499,781   487,301
Goodwill, net..................................                77,176    53,562
Other assets...................................                30,752    30,880
                                                             --------  --------
                                                             $913,546  $900,046
                                                             ========  ========
   LIABILITIES AND DEFICIENCY IN STOCKHOLDERS'
                      EQUITY
Current liabilities:
  Trade accounts payable.......................              $122,623  $138,195
  Accrued payroll and related costs............                41,799    32,805
  Accrued interest payable.....................                 9,522     4,358
  Accrued expenses and other current liabili-
   ties........................................                35,456    43,457
  Bank working capital loans...................                27,800     7,100
  Current portion of long-term debt............                38,427    28,140
                                                             --------  --------
    Total current liabilities..................               275,627   254,055
Long-term debt.................................               693,783   750,873
Deferred income taxes..........................                 6,836     6,836
Other long-term liabilities....................                74,508    68,086
Cumulative exchangeable redeemable preferred
 stock (90,000 shares authorized, 51,556 shares
 issued and outstanding).......................                52,998       --
Deficiency in stockholders' equity:
  Common Stock, $0.01 par value per share:
   Class A (500,000 shares authorized, 417,500
    shares issued and outstanding).............                     4         4
   Class B (667,500 shares authorized, 417,500
    and 667,500 shares issued and outstanding
    in 1996 and 1995, respectively)............                     4         7
   Class C (1,000,000 shares authorized, 50,000
    shares issued and outstanding).............                     1         1
   Pro Forma Common Stock (100,000,000 shares
    authorized, 15,162,833 shares issued and
    outstanding)...............................       152         --        --
  Additional paid-in capital...................    18,466      18,609    33,606
  Accumulated deficit..........................              (208,824) (213,422)
                                                             --------  --------
Total deficiency in stockholders' equity.......              (190,206) (179,804)
                                                             --------  --------
                                                             $913,546  $900,046
                                                             ========  ========

                            See accompanying notes.

                              SILGAN HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                 1996        1995       1994
                                              ----------  ----------  --------
Net sales...................................  $1,405,742  $1,101,905  $861,374
Cost of goods sold..........................   1,223,684     970,491   748,290
                                              ----------  ----------  --------
  Gross profit..............................     182,058     131,414   113,084
Selling, general and administrative
 expenses...................................      58,768      46,848    37,997
Reduction in carrying value of assets.......         --       14,745    16,729
                                              ----------  ----------  --------
  Income from operations....................     123,290      69,821    58,358
Interest expense and other related financing
 costs......................................      89,353      80,710    65,789
                                              ----------  ----------  --------
  Income (loss) before income taxes.........      33,937     (10,889)   (7,431)
Income tax provision........................       3,300       5,100     5,600
                                              ----------  ----------  --------
  Income (loss) before extraordinary
   charge...................................      30,637     (15,989)  (13,031)
Extraordinary charges relating to early
 extinguishment of debt, net of taxes.......      (2,222)     (5,817)      --
                                              ----------  ----------  --------
  Net income (loss) before preferred stock
   dividend requirement.....................      28,415  $  (21,806) $(13,031)
Preferred stock dividend requirement........      (3,006)        --        --
                                              ----------  ----------  --------
  Net income (loss) available to common
   stockholders.............................  $   25,409  $  (21,806) $(13,031)
                                              ==========  ==========  ========


                            See accompanying notes.

                              SILGAN HOLDINGS INC.

         CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                      TOTAL
                                           ADDITIONAL             DEFICIENCY IN
                                    COMMON  PAID-IN   ACCUMULATED STOCKHOLDERS'
                                    STOCK   CAPITAL     DEFICIT      EQUITY
                                    ------ ---------- ----------- -------------
Balance at December 31, 1993......   $12    $33,606    $(178,585)   $(144,967)
Net loss..........................   --         --       (13,031)     (13,031)
                                     ---    -------    ---------    ---------
Balance at December 31, 1994......    12     33,606     (191,616)    (157,998)
Net loss..........................   --         --       (21,806)     (21,806)
                                     ---    -------    ---------    ---------
Balance at December 31, 1995......    12     33,606     (213,422)    (179,804)
Purchase and retirement of 250,000
 shares of Class B Common Stock...    (3)   (14,997)     (20,811)     (35,811)
Net income........................   --         --        25,409       25,409
                                     ---    -------    ---------    ---------
Balance at December 31, 1996......   $ 9    $18,609    $(208,824)   $(190,206)
                                     ===    =======    =========    =========


                            See accompanying notes.

                              SILGAN HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                 1996       1995       1994
                                               ---------  ---------  ---------
Cash flows from operating activities:
 Net income (loss) before preferred stock div-
  idend requirement........................... $  28,415  $ (21,806) $ (13,031)
 Adjustments to reconcile net income (loss) to
  net cash provided
  by operating activities:
  Depreciation................................    54,830     42,217     35,392
  Amortization................................     8,993      8,083      7,075
  Accretion of discount on discount deben-
   tures......................................    12,077     28,672     27,477
  Reduction in carrying value of assets.......       --      14,745     16,729
  Extraordinary charge relating to early ex-
   tinguishment of debt.......................     2,222      6,301        --
  Changes in assets and liabilities, net of
   effect of acquisitions:
   Decrease (increase) in accounts receiv-
    able......................................    15,102     (1,011)   (21,267)
   Decrease (increase) in inventories.........    20,348     10,852    (16,741)
   (Decrease) increase in trade accounts pay-
    able......................................   (17,145)    43,108      4,478
   Net working capital provided by AN Can from
    8/1/95 to 12/31/95........................       --      85,213        --
   Other, net increase (decrease).............       357     (6,745)     7,221
                                               ---------  ---------  ---------
    Total adjustments.........................    96,784    231,435     60,364
                                               ---------  ---------  ---------
  Net cash provided by operating activities...   125,199    209,629     47,333
                                               ---------  ---------  ---------
Cash flows from investing activities:
 Acquisition of businesses....................   (43,043)  (348,762)       519
 Capital expenditures.........................   (56,851)   (51,897)   (29,184)
 Proceeds from sale of assets.................     1,557      3,541        765
                                               ---------  ---------  ---------
  Net cash used in investing activities.......   (98,337)  (397,118)   (27,900)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Borrowings under working capital loans......   952,050    669,260    393,250
  Repayments under working capital loans......  (931,350)  (674,760)  (382,850)
  Proceeds from issuance of long-term debt....   125,000    450,000        --
  Repayments of long-term debt................  (183,880)  (234,506)   (20,464)
  Proceeds from issuance of cumulative redeem-
   able
   exchangeable preferred stock...............    50,000        --         --
  Repurchase of common stock..................   (35,811)       --         --
  Debt financing costs........................    (3,956)   (19,290)       --
  Payments to former shareholders of Silgan...       --      (3,795)    (6,911)
                                               ---------  ---------  ---------
  Net cash (used by) provided for financing
   activities.................................   (27,947)   186,909    (16,975)
                                               ---------  ---------  ---------
Net (decrease) increase in cash and cash
equivalents...................................    (1,085)      (580)     2,458
Cash and cash equivalents at beginning of
year..........................................     2,102      2,682        224
                                               ---------  ---------  ---------
Cash and cash equivalents at end of year...... $   1,017  $   2,102  $   2,682
                                               =========  =========  =========
Supplementary data:
  Interest paid............................... $  68,390    $45,293  $  30,718
  Income tax (refunds) payments, net..........    (4,836)     8,967      2,588
  Preferred stock dividend in lieu of cash
   dividend...................................     2,998        --         --

                            See accompanying notes.

                             SILGAN HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1995 AND 1994

1. BASIS OF PRESENTATION

  Silgan Holdings Inc. ("Holdings", together with its wholly-owned subsidiaries, the "Company") is a company controlled by Silgan management and The Morgan Stanley Leveraged Equity Fund II, L. P. ("MSLEF II"), an affiliate of Morgan Stanley & Co., Incorporated ("MS & Co."). Holdings owns all of the outstanding common stock of Silgan Corporation ("Silgan").

  The Company, together with Silgan and its wholly-owned operating subsidiaries Silgan Containers Corporation ("Containers") and Silgan Plastics Corporation ("Plastics"), is predominantly engaged in the manufacture and sale of steel and aluminum containers for human and pet food products. The Company also manufactures custom designed plastic containers used for health and personal care products and specialty packaging items, including metal caps and closures, plastic bowls and paper containers used by processors in the food industry. Principally, all of the Company's businesses are based in the United States. Foreign subsidiaries are not significant to the consolidated results of operations or financial position of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated. Assets and liabilities of the Company's foreign subsidiary are translated at rates of exchange in effect at the balance sheet date. Income statement amounts are translated at the average of monthly exchange rates.

 CASH AND CASH EQUIVALENTS

  Cash equivalents represent short-term, highly liquid investments having original maturities of three months or less from the time of purchase. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $49.6 million at December 31, 1996 and $30.0 million at December 31, 1995 are included in trade accounts payable.

 INVENTORIES

  Inventories are stated at the lower of cost or market (net realizable value) and are principally accounted for by the last-in, first-out method (LIFO).

 PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over their estimated useful lives. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


 GOODWILL

  The Company has classified as goodwill the cost in excess of fair value of net assets acquired in purchase transactions. Goodwill is stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over periods ranging from 20 to 40 years. The Company periodically evaluates the existence of goodwill impairment to access whether goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Impairments would be recognized in operating results if a permanent reduction in values were to occur.

 LONG-LIVED ASSETS

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Under SFAS No. 121, impairment losses will be recognized when events or changes in circumstances indicate that the undiscounted cash flows generated by the assets are less than the carrying value of such assets. Impairment losses are then measured by comparing the fair value of assets to their carrying amount. There were no impairment losses recognized during 1996.

 OTHER ASSETS

  Other assets consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (5 to 10 years). Other intangible assets are amortized over their expected useful lives using the straight-line method.

 INCOME TAXES

  The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income taxes includes federal, state, and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

 STOCK BASED COMPENSATION

  SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995, effective for the 1996 fiscal year. Under SFAS No. 123, compensation expense for all stock-based compensation plans would be recognized based on the fair value of the options at the date of grant using an option pricing model. As permitted under SFAS No. 123, the Company may either adopt the new pronouncement or may continue to follow the accounting method as prescribed under APB No. 25, "Accounting for Stock Issued to Employees". The Company has chosen to continue to recognize compensation expense in accordance with APB No. 25.

 DERIVATIVE FINANCIAL INSTRUMENTS

  The Company's use of derivative financial instruments is limited to interest rate swap agreements which assist in managing exposure to adverse movement in interest rates on a portion of its indebtedness. The Company does not utilize financial instruments for speculative purposes. The difference between amounts to be paid or received on interest rate swap agreements are recorded as adjustments to interest expense. The methods and assumptions used to estimate fair values of these and other debt instruments reflected in the financial statements are discussed in Note 10.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, as well as footnote disclosures in the financial statements. Actual results may differ from those estimates.

 PROPOSED INITIAL PUBLIC OFFERING

  The financial information does not give effect to the amendment to Holdings' Restated Certificate of Incorporation, the conversion of Holdings' Class A, Class B and Class C Common Stock into Common Stock on a one for one basis or the stock split, all as proposed in connection with the initial public offering. For a discussion of the proposed initial public offering, see Note 22.

3. ACQUISITIONS

  On October 9, 1996, the Company acquired substantially all of the assets of Finger Lakes Packaging Company, Inc. ("Finger Lakes"), a metal food container manufacturer, which had net sales of $48.8 million for its fiscal year ended June 29, 1996. The purchase price was $29.9 million (including net working capital of $8.0 million) and was primarily allocated to property, plant, and equipment, and net working capital acquired based on fair market value as of the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $5.2 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 20 years.

  On August 1, 1995, Containers acquired from American National Can Company ("ANC") substantially all of the fixed assets and working capital, and assumed certain specified limited liabilities, of ANC's Food Metal & Specialty business ("AN Can"), which manufactures, markets and sells metal food containers and rigid plastic containers for a variety of food products and metal caps and closures for food and beverage products. The final purchase price for the assets acquired and the assumption of certain specified liabilities was $362.0 million (including $13.1 million paid in 1996). The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values. The purchase price allocation was adjusted in 1996 for differences between the actual and preliminary valuations for the asset appraisals and for projected employee benefit costs as well as for a revision in estimated costs of plant rationalizations, administrative workforce reductions and various other acquisition liabilities. The final purchase price allocation resulted in an adjustment to increase goodwill by $20.7 million. The aggregate excess of the purchase price over the fair value of the assets acquired and liabilities assumed for AN Can was $45.6 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

  The Finger Lakes and AN Can acquisitions were accounted for using the purchase method of accounting and accordingly, the results of operations for Finger Lakes and AN Can have been included in the consolidated financial statements of the Company from the dates of acquisition.

  Set forth below are the Company's summary unaudited pro forma results of operations for the year ended December 31, 1995, giving effect to the acquisition of AN Can. The summary unaudited pro forma results of operations include the historical results of the Company and AN Can and reflect the effect of purchase accounting adjustments based on appraisals and valuations, the financing of the acquisition of AN Can by the Company, the refinancing of the Company's related debt obligations, and

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

certain other adjustments as if these events occurred as of the beginning of 1995. Pro forma results of operations for Finger Lakes have not been presented for 1996 or included in the 1995 summary unaudited pro forma results of operations since the impact of such acquisition was not significant.

  The pro forma results of operations do not give effect to adjustments for decreased costs from manufacturing synergies resulting from the integration of AN Can with the Company's existing can manufacturing operations and benefits the Company may realize as a result of its planned rationalization of plant operations. Pro forma adjustments have not been made to interest expense for the year ended December 31, 1995 for the portion of Holdings' 13 1/4% Senior Discount Debentures due 2002 ("Discount Debentures") redeemed in 1996 as described in Note 8 or for the subsequent events discussed in Note 22.

  The pro forma information does not purport to represent what the Company's results of operations actually would have been if the operations were combined as of January 1, 1995, or to project the Company's results of operations for any future period:

                                                                   1995
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
      Net sales..........................................       $1,404,382
      Income from operations.............................           92,749(1)
      Income before income taxes.........................            4,064
      Net loss...........................................           (2,736)

--------
(1) Included in pro forma income from operations for the year ended December 31, 1995 is a charge of $14.7 million to adjust the carrying value of certain underutilized machinery and equipment at Silgan facilities (existing prior to the AN Can acquisition) to net realizable value.

4. INVENTORIES

  The components of inventories at December 31, 1996 and 1995 consist of the following:

                                                               1996     1995
                                                             -------- --------
                                                                (DOLLARS IN
                                                                THOUSANDS)
      Raw materials........................................  $ 40,280 $ 46,027
      Work-in-process......................................    27,861   24,869
      Finished goods.......................................   116,498  135,590
      Spare parts and other................................     7,771    6,344
                                                             -------- --------
                                                              192,410  212,830
      Adjustment to value inventory at cost on the LIFO
       method..............................................     3,571   (2,359)
                                                             -------- --------
                                                             $195,981 $210,471
                                                             ======== ========

  The amount of inventory recorded on the first-in first-out method at December 31, 1996 and 1995 was $19.8 million and $17.6 million, respectively.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at December 31, 1996 and 1995 consist of the following:

                                                             1996       1995
                                                           ---------  ---------
                                                               (DOLLARS IN
                                                               THOUSANDS)
      Land...............................................  $   6,425  $   6,355
      Buildings and improvements.........................     79,923     68,860
      Machinery and equipment............................    621,232    584,526
      Construction in progress...........................     49,771     33,764
                                                           ---------  ---------
                                                             757,351    693,505
      Accumulated depreciation and amortization..........   (257,570)  (206,204)
                                                           ---------  ---------
      Property, plant and equipment, net.................  $ 499,781  $ 487,301
                                                           =========  =========

  For the years ended December 31, 1996, 1995, and 1994, depreciation expense was $54.8 million, $42.2 million and $35.4 million, respectively. The total amount of repairs and maintenance expense was $32.0 million in 1996, $26.9 million in 1995 and $19.9 million in 1994.

  In 1995 and 1994, based on a review of depreciable assets, the Company determined that certain adjustments were necessary to properly reflect net fixed asset realizable values. In 1995, the Company recorded a write-down of $14.7 million for the excess of carrying value over estimated realizable value of machinery and equipment at existing facilities which had become underutilized due to excess capacity. In 1994, charges of $16.7 million were recorded which included $2.6 million to write-down the excess carrying value over estimated realizable value of various plant facilities held for sale and $14.1 million for technologically obsolete and inoperable machinery and equipment.

6. GOODWILL

  Goodwill amortization charged to operations was $2.3 million in 1996; $1.3 million in 1995; and $1.2 million in 1994. Accumulated amortization of goodwill at December 31, 1996, 1995, and 1994 was $7.7 million; $5.0 million; and $3.7 million, respectively.

7. OTHER ASSETS

  Other assets at December 31, 1996 and 1995 consist of the following:

                                                          1996         1995
                                                       -----------  -----------
                                                       (DOLLARS IN THOUSANDS)
      Debt issuance costs............................  $    30,515  $    30,148
      Other..........................................        8,576        8,027
                                                       -----------  -----------
                                                            39,091       38,175
      Less: accumulated amortization.................       (8,339)      (7,295)
                                                       -----------  -----------
                                                       $    30,752  $    30,880
                                                       ===========  ===========

  During 1996, the Company wrote off $2.2 million of unamortized debt issuance costs, with no tax benefit, and capitalized $4.0 million of new debt issuance costs in connection with the refinancing of Discount Debentures. As part of the acquisition of AN Can and the related refinancing of its secured debt facilities and Discount Debentures in 1995, the Company wrote off $6.3 million of unamortized debt issuance costs and capitalized $19.3 million of new debt issuance costs. Amortization expense

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

relating to debt issuance for the years ended December 31, 1996, 1995, and 1994 was $4.5 million, $4.9 million, and $5.3 million, respectively.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

  The Company has a revolving credit facility which it uses to finance its seasonal liquidity needs. As of December 31, 1996 and 1995, the Company had $27.8 million and $7.1 million, respectively, of loans outstanding under the revolving credit facility ("Working Capital Loans").

  Long-term debt consists of the following:

                                                                 1996     1995
                                                               -------- --------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
      Bank A Term Loans......................................  $194,554 $220,000
      Bank B Term Loans......................................   343,716  222,750
      11 3/4% Senior Subordinated Notes due June 15, 2002....   135,000  135,000
      13 1/4% Senior Subordinated Debentures due
       December 15, 2002.....................................    58,940  201,263
                                                               -------- --------
                                                                732,210  779,013
      Less: Amounts due within one year......................    38,427   28,140
                                                               -------- --------
                                                               $693,783 $750,873
                                                               ======== ========

  The aggregate annual maturities of long-term debt at December 31, 1996 are as follows (in thousands):

           1997..................................... $ 38,427
           1998.....................................   53,393
           1999.....................................   53,393
           2000.....................................  126,112
           2001.....................................  155,880
           2002 and thereafter......................  305,005
                                                     --------
                                                     $732,210
                                                     ========

 REFINANCINGS

  Effective August 1, 1995, Silgan, Containers and Plastics entered into a $675.0 million credit agreement (the "Credit Agreement") with various banks to finance the acquisition by Containers of AN Can, to refinance and repay in full all amounts owing under the previous bank credit agreement and Silgan's Senior Secured Notes (the "Secured Notes"), and to repurchase up to $75.0 million of Discount Debentures.

  The Credit Agreement, as entered into during 1995, provided the Company with
(i) $225.0 million of A Term Loans, (ii) $225.0 million of B Term Loans and
(iii) Working Capital Loans of up to $225.0 million. The Company used proceeds from the Credit Agreement to acquire AN Can for $348.9 million (excluding $13.1 million paid in 1996), repay $117.1 million of term loans under the previous credit agreement, repay in full $50.0 million of Secured Notes, repurchase $61.7 million principal amount at maturity of Discount Debentures for $57.6 million, and incur debt issuance costs of $19.3 million. As a result of the early redemption of the Secured Notes and a portion of the Discount Debentures in 1995, the Company incurred an extraordinary charge of $5.8 million, net of taxes, for the write-off of unamortized deferred financing costs of $6.4 million and premiums of $2.0 million paid on the redemption of the Discount Debentures.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  In 1996, the Credit Agreement was amended to provide the Company with additional B Term Loans of $125.0 million. With borrowings of $17.4 million of Working Capital Loans, $12.0 million representing a portion of the proceeds from the issuance of Holdings' 13 1/4% Cumulative Exchangeable Redeemable Preferred Stock ("Preferred Stock"), and the additional B Term Loans, the Company redeemed $154.4 million principal amount of Discount Debentures at par. As a result of the early redemption of a portion of the Discount Debentures in 1996, the Company incurred an extraordinary charge of $2.2 million for the write-off of unamortized deferred financing costs.

 BANK CREDIT AGREEMENT

  The A Term Loans mature on December 31, 2000, and the B Term Loans mature on March 15, 2002. Principal repayments of $25.4 million and $5.0 million on the A Term Loans and $4.0 million and $2.3 million on the B Term Loans were made in 1996 and 1995, respectively. Principal is to be repaid on each of the A and B Term Loans in installments in accordance with the Credit Agreement until maturity.

  As provided in the Credit Agreement, the Company is required to repay the term loans (ratably allocated between the A Term Loans and the B Term Loans) in an amount equal to 80% of the net sale proceeds from certain asset sales and up to 100% of the net equity proceeds from certain sales of equity. Effective for the year ended December 31, 1996 and each year thereafter during the term of the Credit Agreement, the Company is required to prepay the term loans (ratably allocated between the A Term Loans and the B Term Loans) in an amount equal to 50% of the Company's excess cash flow. Amounts repaid under the term loans cannot be reborrowed.

  The Credit Agreement provides Containers and Plastics, together, a revolving credit facility of up to $225.0 million for working capital needs. Borrowings available under the revolving credit facility were $190.0 million at December 31, 1996, after taking into account outstanding Working Capital Loans of $27.8 million and outstanding letters of credit of $7.2 million. The Company may utilize up to a maximum of $20.0 million in letters of credit as long as the aggregate amount of borrowings of Working Capital Loans and letters of credit do not exceed the amount of the commitment under the revolving credit facility. The aggregate amount of Working Capital Loans and letters of credit which may be outstanding at any time is also limited to the aggregate of 85% of eligible accounts receivable and 50% of eligible inventory. Working Capital Loans may be borrowed, repaid, and reborrowed over the life of the Credit Agreement until final maturity on December 31, 2000.

  The borrowings under the Credit Agreement may be designated by the respective borrowers as Base Rate or Eurodollar Rate borrowings. The Base Rate is the higher of (i) 1/2 of 1% in excess of Adjusted Certificate of Deposit Rate, or (ii) Bankers Trust Company's prime lending rate. Base Rate borrowings bear interest at the Base Rate plus a margin of 1.50% in the case of A Term Loans and Working Capital Loans; and a margin of 2.0% in the case of B Term Loans. Eurodollar Rate borrowings bear interest at the Eurodollar Rate plus a margin of 2.50% in the case of A Term Loans and Working Capital Loans; and a margin of 3.0% in the case of B Term Loans. In accordance with the Credit Agreement, if the Company meets certain financial tests, the interest rate margin on Base Rate and Eurodollar Rate borrowings may be reduced from the existing margin. As of December 31, 1996, the interest rate for Base Rate borrowings was 9.75% and the interest rate for Eurodollar Rate borrowings ranged between 8.0% and 8.63%. During 1996, the Company entered into interest rate swap agreements to convert interest rate exposure from variable to fixed rates of interest on A Term Loans and B Term Loans in an aggregate amount of $200.0 million (for a discussion of the interest rate swap agreements, see
Note 9).

  For 1996, 1995 and 1994, respectively, the average amount of borrowings of Working Capital Loans was $104.1 million, $67.6 million and $14.4 million; the weighted average annual interest rate

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

paid on such borrowings was 8.4%, 8.9%, and 8.4%; and the highest amount of such borrowings was $175.1 million, $188.1 million, and $46.0 million.The Credit Agreement provides for the payment of a commitment fee of 0.5% per annum on the daily average unused portion of commitments available under the working capital revolving credit facility as well as a 2.75% per annum fee on outstanding letters of credit.

  The indebtedness under the Credit Agreement is guaranteed by Holdings and each of Silgan, Containers and Plastics and secured by a security interest in substantially all of the real and personal property of Silgan, Containers and Plastics. The stock of Silgan and the stock of principally all of its subsidiaries have been pledged to the lenders under the Credit Agreement.

  The Credit Agreement contains various covenants which limit or restrict, among other things, investments, indebtedness, liens, dividends, leases, capital expenditures, and the use of proceeds from asset sales, as well as requiring the Company to meet certain specified financial covenants. The Company is currently in compliance with all covenants under the Credit Agreement.

 11 3/4% SENIOR SUBORDINATED NOTES

  The Company's 11 3/4% Senior Subordinated Notes (the "11 3/4% Notes"), which mature on June 15, 2002, represent unsecured general obligations of Silgan, subordinate in right of payment to obligations of the Company under the Credit Agreement and effectively subordinate to all ofthe obligations of the subsidiaries of Silgan. Interest is payable semi-annually on June 15 and December 15.

The 11 3/4% Notes are redeemable at the option of the Company, in whole or in part, at any time during the twelve months commencing June 15 of the following years at the indicated percentages of their principal amount, plus accrued interest:

                                                   REDEMPTION
           YEAR                                    PERCENTAGE
           ----                                    ----------
           1997................................... 105.8750%
           1998................................... 102.9375%
           1999 and thereafter.................... 100.0000%

  The 11 3/4% Notes Indenture contains covenants which are comparable to or less restrictive than those under the terms of the Credit Agreement.

 13 1/4% SENIOR DISCOUNT DEBENTURES

  The 13 1/4% Senior Discount Debentures, which are due on December 15, 2002, represent unsecured general obligations of Holdings, subordinate in right of payment to the obligations of Silgan and its subsidiaries. The original issue discount was amortized through June 15, 1996 with a yield to maturity of 13 1/4%. From and after June 15, 1996, interest on the Discount Debentures accrues on the principal amount thereof at the rate of 13 1/4% and is payable in cash semiannually. The Discount Debentures are redeemable at any time, at the option of Holdings, in whole or in part, at 100% of their principal amount plus accrued interest to the redemption date. The Company redeemed $154.4 million principal amount of its Discount Debentures in 1996 and repurchased $61.7 million principal amount at maturity of its Discount Debentures for $57.6 million.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

  The Discount Debenture Indenture contains covenants which are comparable to or less restrictive than those under the Credit Agreement and the 11 3/4% Notes.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  The Company has entered into interest rate swap agreements with various banks to manage its exposure to interest rate fluctuations. The agreements are with major financial institutions which are expected to fully perform under the terms thereof. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest without the exchange of the underlying principal amounts. A portion of the Company's term debt instruments carries a variable rate of interest based on the London interbank offered rate ("LIBOR") plus a margin currently ranging from 2.5% to 3.0%. The interest rate swap agreements require the Company to pay fixed rates of interest ranging from 5.6% to 6.2% plus the aforementioned margin. Notional principal amounts of these agreements total $200.0 million and these agreements mature in the year 1999. The notional amounts are used to measure the interest to be paid or received and do not represent the amount of exposure to credit loss. Net payments or receipts under these agreements were recorded as adjustments to interest expense.

 CONCENTRATION OF CREDIT RISK

  The Company derives a significant portion of its revenue from multi-year supply agreements with many of its customers. Aggregate revenues from its two largest customers accounted for approximately 29.1% of its net sales in 1996 and 36.0% of its net sales in 1995. The receivable balances from these customers collectively represented 20.3% and 28.2% of the Company's accounts receivable before allowances at December 31, 1996 and 1995, respectively. As is common in the packaging industry, the Company provides extended payment terms for some of its customers due to the seasonality of the vegetable and fruit pack business. Exposure to losses is dependent on each customer's financial position. The Company performs ongoing credit evaluations of its customer's financial condition and its receivables are not collateralized. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover potential credit losses based on customer credit evaluations, collection history, and other information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

                                                  1996              1995
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
   Working Capital Facility...............  $ 27,800 $ 27,800 $  7,100 $  7,100
   Bank A Term Loans......................   194,554  194,554  220,000  220,000
   Bank B Term Loans......................   343,716  343,716  222,750  222,750
   11 3/4% Senior Subordinated Notes due
    June 15, 2002.........................   135,000  144,500  135,000  144,500
   13 1/4% Senior Subordinated Debentures
    due December 15, 2002.................    58,940   59,235  201,263  205,873
   Cumulative Exchangeable Redeemable Pre-
    ferred Stock..........................    52,998   58,671      --       --
   Interest Rate Swap Agreements..........       --       504      --       --

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  Methods and assumptions used in estimating fair values are as follows:

  Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short duration of those investments.

  Short and long-term debt: The carrying amounts of the Company's borrowings under its working capital loans and variable-rate borrowings approximate their fair value. The fair values of fixed-rate borrowings are based on quoted market prices.

  Convertible exchangeable preferred stock: The fair value of the preferred stock is estimated based on quoted market prices.

  Interest rate swap agreements: Fair values of interest rate swap agreements reflect the estimated amounts that the Company would receive to terminate the contracts at the reporting date based on quoted market prices.

11. COMMITMENTS

  The Company has a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options. Minimum future rental payments under these leases are (dollars in thousands):

            1997................................. $13,779
            1998.................................  10,615
            1999.................................   8,181
            2000.................................   6,257
            2001.................................   4,431
            2002 and thereafter..................   9,213
                                                  -------
                                                  $52,476
                                                  =======


  Rent expense was approximately $13.9 million in 1996; $10.8 million in 1995; and $9.1 million in 1994.

12. RETIREMENT PLANS

  The Company sponsors pension and defined contribution plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided for based on stated amounts for each year of service. It is the Company's policy to fund accrued pension and defined contribution costs in compliance with ERISA requirements. Assets of the plans consist primarily of equity and bond funds.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  The following table sets forth the funded status of the Company's retirement plans as of December 31, 1996 and 1995:

                                            PLANS IN WHICH    PLANS IN WHICH
                                             ASSETS EXCEED      ACCUMULATED
                                              ACCUMULATED        BENEFITS
                                               BENEFITS        EXCEED ASSETS
                                            ----------------  ----------------
                                             1996     1995     1996     1995
                                            -------  -------  -------  -------
                                                (DOLLARS IN THOUSANDS)
   Actuarial present value of benefit ob-
    ligations:
     Vested benefit obligations...........  $14,009  $12,135  $33,558  $31,465
     Non-vested benefit obligations.......      383      547    4,718    3,158
                                            -------  -------  -------  -------
   Accumulated benefit obligations........   14,392   12,682   38,276   34,623
   Additional benefits due to future
   salary levels..........................    6,255    5,667    6,526    7,132
                                            -------  -------  -------  -------
   Projected benefit obligations..........   20,647   18,349   44,802   41,755
   Plan assets at fair value..............   15,055   12,988   31,265   23,535
                                            -------  -------  -------  -------
   Projected benefit obligation in excess
    of
    plan assets...........................    5,592    5,361   13,537   18,220
   Unrecognized actuarial gain (loss).....      110     (165)   3,476    1,237
   Unrecognized prior service costs.......     (565)    (615)  (2,052)  (2,128)
   Additional minimum liability...........      --       --     1,124    1,990
                                            -------  -------  -------  -------
   Accrued pension liability recognized in
    the
    balance sheet.........................  $ 5,137  $ 4,581  $16,085  $19,319
                                            =======  =======  =======  =======

  For certain pension plans with accumulated benefits in excess of plan assets at December 31, 1996 and December 31, 1995, the balance sheet reflects an additional minimum pension liability and related intangible asset of $1.1 million and $2.0 million, respectively.

  The components of net periodic pension costs for defined benefit plans are as follows:

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS)
     Service cost.................................... $ 5,229  $ 3,067  $ 2,947
     Interest cost...................................   4,452    3,887    3,334
     Actual loss (return) on assets..................  (3,946)  (7,284)     539
     Net amortization and deferrals..................     650    5,008   (2,698)
                                                      -------  -------  -------
     Net periodic pension cost....................... $ 6,385  $ 4,678  $ 4,122
                                                      =======  =======  =======

  The Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. The composition of total pension cost for 1996, 1995, and 1994 in the Company's Consolidated Statements of Operations is as follows:

                                                           1996    1995   1994
                                                          ------- ------ ------
                                                               (DOLLARS IN
                                                               THOUSANDS)
      Net periodic pension cost.......................... $ 6,385 $4,678 $4,122
      Settlement and curtailment losses, net.............      48    418    --
      Contributions to multi-employer union plans........   3,813  2,708  2,700
                                                          ------- ------ ------
      Total pension costs................................ $10,246 $7,804 $6,822
                                                          ======= ====== ======

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  The assumptions used in determining the actuarial present value of plan benefit obligations as of December 31, 1996, 1995 and 1994 are as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
      Discount rate........................................... 7.5%  7.5%  8.5%
      Weighted average rate of compensation increase.......... 4.0%  4.0%  4.5%
      Expected long-term rate of return on plan assets........ 9.0%  8.5%  8.5%

  The Company also sponsors defined contribution pension and profit sharing plans covering substantially all employees. Company contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to income for these plans were $4.5 million in 1996; $1.7 million in 1995; and $2.5 million in 1994. Improved operating performance in 1996 as compared to 1995 resulted in greater contributions to the Company's profit sharing plans.

13. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company has defined benefit health care and life insurance plans that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health benefits are paid as covered expenses are incurred.

  The following table presents the funded status of the postretirement plans and amounts recognized in the Company's balance sheet as of December 31, 1996 and 1995:

                                     1996         1995
                                  -----------  -----------
                                  (DOLLARS IN THOUSANDS)
      Accumulated postretirement
       benefit obligation:
        Retirees................  $     2,691  $     1,587
        Fully eligible active
         plan participants......        5,576       11,647
        Other active plan par-
         ticipants..............       18,214       14,770
                                  -----------  -----------
      Total accumulated
      postretirement benefit
       obligation...............       26,481       28,004
      Unrecognized net loss
      (gain)....................        2,993       (2,929)
      Unrecognized prior service
      costs.....................         (275)        (298)
                                  -----------  -----------
      Accrued postretirement
      benefit liability.........  $    29,199  $    24,777
                                  ===========  ===========

  Net periodic postretirement benefit cost include the following components:

                                                              1996   1995  1994
                                                             ------ ------ ----
                                                                (DOLLARS IN
                                                                 THOUSANDS)
      Service cost.......................................... $  871 $  372 $321
      Interest cost.........................................  1,766  1,097  412
      Net amortization and deferral.........................     25     42  (14)
                                                             ------ ------ ----
      Net periodic postretirement benefit cost.............. $2,662 $1,511 $719
                                                             ====== ====== ====

  The weighted average discount rate used to determine the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 was 7.5%. The net periodic postretirement benefit costs were calculated using a discount rate of 7.5% in 1996 and discount rates ranging from 7.5% to 8.5% for 1995. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation in 1996 ranged from 10% to 9.5% for pre-age 65 retirees and was 9.0% for post-age 65 retirees, declining gradually to an ultimate rate of 5.5% over the next 12 years.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  A 1% increase in the health care cost trend rate assumption would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $1.7 million and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for 1996 by approximately $0.2 million.

14. INCOME TAXES

  The components of income tax expense are as follows:

                                                      1996     1995     1994
                                                     -------  -------  -------
                                                     (DOLLARS IN THOUSANDS)
      Current
        Federal....................................  $   --   $   500  $ 2,500
        State......................................    3,000    1,900    3,200
        Foreign....................................      300      100     (100)
                                                     -------  -------  -------
                                                       3,300    2,500    5,600
      Deferred
        Federal....................................      --       --       --
        State......................................      --       --       --
        Foreign....................................      --       --       --
                                                     -------  -------  -------
                                                         --       --       --
                                                     -------  -------  -------
                                                     $ 3,300  $ 2,500  $ 5,600
                                                     =======  =======  =======
  Income tax expense is included in the financial statements as follows:
                                                      1996     1995     1994
                                                     -------  -------  -------
                                                     (DOLLARS IN THOUSANDS)
      Income before extraordinary charges..........  $ 3,300  $ 5,100  $ 5,600
      Extraordinary charges........................      --    (2,600)     --
                                                     -------  -------  -------
                                                     $ 3,300  $ 2,500  $ 5,600
                                                     =======  =======  =======
  The income tax provision varied from that computed by using the U.S.
statutory rate as a result of the following:
                                                      1996     1995     1994
                                                     -------  -------  -------
                                                     (DOLLARS IN THOUSANDS)
      Income tax benefit at the U.S. Federal
       income tax rate.............................  $11,100  $(3,811) $(2,601)
      State and foreign tax expense, net of Federal
       income benefit..............................    2,145    1,820    2,015
      Amortization of goodwill.....................      621      471      576
      Change in valuation allowance................  (10,566)   6,620    5,610
                                                     -------  -------  -------
                                                     $ 3,300  $ 5,100  $ 5,600
                                                     =======  =======  =======

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, 1996 and 1995 are as follows:

                                                                1996     1995
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
      Deferred tax liabilities:
        Tax over book depreciation........................... $ 65,000 $ 53,400
        Book over tax basis of assets acquired...............   13,200   16,100
        Other................................................    4,100    3,900
                                                              -------- --------
          Total deferred tax liabilities.....................   82,300   73,400
      Deferred tax assets:
        Book reserves not yet deductible for tax purposes....   59,200   56,300
        Deferred interest on high yield obligations..........    7,700   25,100
        Net operating loss carryforwards.....................   57,200   35,600
        Other................................................      500    1,200
                                                              -------- --------
          Total deferred tax assets..........................  124,600  118,200
        Valuation allowance for deferred tax assets..........   49,136   51,636
                                                              -------- --------
          Net deferred tax assets............................   75,464   66,564
                                                              -------- --------
      Net deferred tax liabilities........................... $  6,836 $  6,836
                                                              ======== ========

  The Company has a net deferred tax asset position primarily as a result of its net operating loss carryforwards and net temporary differences. In years prior to 1996 the Company reported book losses, therefore, under current accounting principles the full amount of the deferred tax asset has been offset by a valuation allowance. The valuation allowance will be reduced at the time it is more likely than not that the Company will generate taxable income sufficient to realize a portion of the tax benefits associated with the net operating loss carryforwards and future deductible temporary differences. The Company believes this will occur in 1997. At the time the valuation allowance is reduced a portion of the benefit will be recorded as a reduction to income tax expense and the remainder will be recorded as a reduction to goodwill.

  The valuation allowance decline in 1996 represented the reversal of the reserve for prior years' operating losses not previously recognized, net of the additional deferred tax asset recorded as a result of the finalization of the purchase price allocation for AN Can.

  The Company files a consolidated federal income tax return. At December 31, 1996, the Company has net operating loss carryforwards of approximately $164.0 million which are available to offset future consolidated taxable income of the group and expire from 2001 through 2011. The Company also has $3.9 million of alternative minimum tax credits which are available indefinitely to reduce future tax payments for regular federal income tax purposes.

15. ACQUISITION RESERVES

  In connection with the acquisition of AN Can, the Company has finalized its plant rationalization and integration plans. These plans consist primarily of the closing or downsizing of certain manufacturing plants and the integration of the selling, general and administrative functions of the former AN Can operations with the Company. Provisions were established for such planned costs which include approximately $22.6 million related to employee severance and relocation costs, $3.5 million related to administrative workforce reductions, and $23.4 million related to plant exit costs and other acquisition liabilities. The timing of the plant rationalizations, among other things, will be

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

dependent on covenants in existing labor agreements and accordingly these costs will be incurred during the period through 1998. During 1996 and 1995, respectively, costs of $6.5 million and $0.9 million were incurred primarily for relocation and severance in connection with administrative workforce reductions.

16. CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK

  On July 22, 1996, the Company issued 50,000 shares of Preferred Stock, mandatorily redeemable in 2006, at $1,000 per share which represents the liquidation preference of the Preferred Stock. The Company used $35.8 million of these proceeds to purchase 250,000 shares of its Class B Common Stock held by Mellon Bank, as trustee for First Plaza Group Trust, pursuant to its right to purchase such stock for such amount under the Organization Agreement. In aggregate, common stock and additional paid in capital were reduced by $15.0 million, the original issuance amount received for such Class B Common Stock, and the remainder of the payment was applied to Holdings' accumulated deficit.

  The Preferred Stock holders are entitled to receive cumulative dividends of 13 1/4% per annum, which are payable quarterly in cash or, on or prior to July 15, 2000 at the sole option of the Company, in additional shares of Preferred Stock. After July 15, 2000, dividends may be paid only in cash. During 1996, dividends of $1.6 million were paid in additional shares of Preferred Stock. As of December 31, 1996, the Company accrued dividends of $1.4 million, which it intends to pay in additional shares of Preferred Stock.

  The Preferred Stock is exchangeable into Holdings' Subordinated Debentures due 2006 (the "Exchange Debentures"), in whole but not in part, at any time at the option of the Company, subject to certain conditions. The Exchange Debentures will bear interest at the dividend rate in effect with respect to the Preferred Stock. Interest on the Exchange Debentures will be payable semi-annually and, on or prior to July 15, 2000, the Company may pay such interest by issuing additional Exchange Debentures. If by July 22, 1997 the Preferred Stock has not been exchanged for Exchange Debentures, the dividend rate on the Preferred Stock will increase by 0.5% per annum to 13 3/4% per annum until such exchange occurs.

  The Company is required to redeem the Preferred Stock or Exchange Debentures on July 15, 2006, but may elect to redeem the Preferred Stock or Exchange Debentures, in whole or in part, at any time during the twelve month period beginning July 15 of each of the years set forth below, at a redemption price (expressed as a percentage of the liquidation preference of the Preferred Stock or principal amount of the Exchange Debentures), plus an amount equal to all the accumulated and unpaid dividends or accrued and unpaid interest.

           YEAR                                    PERCENTAGE
           ----                                    ----------
           2000...................................  109.938%
           2001...................................  106.625%
           2002...................................  103.313%
           2003 and thereafter....................  100.000%

  In addition, all (but not less than all) of the outstanding Preferred Stock or Exchange Debentures may be redeemed prior to July 15, 2000 at the option of the Company for a redemption price equal to 110% of the liquidation preference of the Preferred Stock plus accrued and unpaid dividends, or 110% of the principal amount of the Exchange Debentures plus accrued and unpaid interest, to the redemption date with the proceeds of any sale by Holdings of its common stock. Upon the occurrence of a Change of Control (as defined in the Certificate of Designation relating to the Preferred Stock or

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

the indenture relating to the Exchange Debentures), the Company is required to make an offer to purchase all of the shares of Preferred Stock or all of the Exchange Debentures at a purchase price equal to 101% of the liquidation preference of the Preferred Stock, plus accrued and unpaid dividends to the date of purchase, or 101% of the principal amount of the Exchange Debentures, plus accrued and unpaid interest to the date of purchase.

  The Preferred Stock will rank senior to all common stock of Holdings and upon conversion, the Exchange Debentures will be subordinate to the indebtedness of Holdings. The holders of the Preferred Stock do not have voting rights except in certain limited circumstances. The Company's Credit Agreement and various debt indentures restrict the Company's ability to, among other things, pay dividends, incur additional indebtedness, and purchase or redeem shares of capital stock.

17. STOCK OPTION PLANS

  Holdings, Containers and Plastics have established stock option plans for their key employees pursuant to which options to purchase shares of common stock of Holdings and its subsidiaries and stock appreciation rights ("SARs") may be granted.

  Options granted under the plans may be either incentive stock options or non-qualified stock options. To date, all stock options granted have been non-qualified stock options. Under the plans, Holdings has reserved 24,000 shares of its Class C Common Stock and Containers and Plastics have each reserved 1,200 shares of their common stock for issuance under their respective plans. Containers has 13,764 shares and Plastics has 13,800 shares of $0.01 par value common stock currently issued, and all such shares are owned by Silgan.

  The SARs extend to the shares covered by the options for the Containers and Plastics plans and provide for the payment to the holders of the options of an amount in cash equal to the excess of, in the case of Containers' plans, the pro forma book value, as defined, of a share of common stock (or in the event of a public offering or a change of control (as defined in such plan), the fair market value of a share of common stock) over the exercise price of the option, with certain adjustments for the portion of vested stock appreciation rights not paid at the time of the recapitalization in June 1989; or, in the case of Plastics' plan, in the event of a public offering or a change in control (as defined in such plan), the fair market value of a share of common stock over the exercise price of the option.

  Prior to a public offering or change in control, should an employee leave Containers, Containers has the right to repurchase, and the employee has the right to require Containers to repurchase, the common stock of Containers held by the employee at the then pro forma book value.

  At December 31, 1996, there were outstanding options for 24,000 shares under the Holdings plan, 936 shares under the Containers plan, and 1,200 shares under the Plastics plan. The exercise prices per share range from $35 to $61 for the Holdings options, $2,122 to $4,933 for the Containers options and $126 to $993 for the Plastics options. The stock options and SARs generally become exercisable ratably over a five-year period. At December 31, 1996, there were 18,600 options exercisable under the Holdings plan, 846 options/SARs exercisable under the Containers plan, and 420 options/SARs exercisable under the Plastics plan. For the year ended December 31, 1994, 9,000 options were granted under the Holdings plan, 240 options were granted under the Containers plan, and 900 options were granted under the Plastics plan. For the year ended December 31, 1995, 300 options were granted under the Plastics plan. There were no grants in 1996. For the years ended December 31, 1996, 1995, and 1994, no options were exercised under any of the plans. The Company incurred charges relating to the vesting of benefits under the stock option plans of $0.8 million in 1996 and 1995, and $1.5 million in 1994.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

  In the event of a public offering of any of Holdings' capital stock or a change in control of Holdings, (i) the options granted by Containers and Plastics pursuant to the plans and (ii) any stock issued by Containers upon exercise of such options are convertible into either stock options or common stock of Holdings, as the case may be. The conversion of such options or shares will be based upon a valuation of Holdings and an allocation of such value between the subsidiaries after giving affect to, among other things, that portion of the outstanding indebtedness of Holdings allocable to each such subsidiary.

  For the year ended December 31, 1995, the fair value of the options granted under the Plastic plan were not significant. Accordingly, the impact on net income and earnings per share from the issuance of these options would not be materially different from amounts currently reported and would not require SFAS No. 123 pro forma disclosure.

18. DEFICIENCY IN STOCKHOLDERS' EQUITY

  Deficiency in stockholders' equity includes the following classes of common stock ($.01 par value):

                                                               SHARES ISSUED AND
                                                                  OUTSTANDING
                                                                 DECEMBER 31,
                                                      SHARES   -----------------
      CLASS                                         AUTHORIZED  1996     1995
      -----                                         ---------- ------- ---------
       A...........................................   500,000  417,500   417,500
       B...........................................   667,500  417,500   667,500
       C........................................... 1,000,000   50,000    50,000
                                                    ---------  ------- ---------
                                                    2,167,500  885,000 1,135,000
                                                    =========  ======= =========

  The rights, privileges and powers of the Class A Common Stock and the Class B Common Stock are identical, with shares of each class being entitled to one vote on all matters to come before the stockholders of Holdings. The Class C Common Stock does not have voting rights except in certain circumstances.

19. RELATED PARTY TRANSACTIONS

  Pursuant to various management services agreements (the "Management Agreements") entered into between Holdings, Silgan, Containers, Plastics, and S&H, Inc. ("S&H"), a company wholly-owned by Mr. Silver, the Chairman and Co-Chief Executive Officer of Holdings and Silgan, and Mr. Horrigan, the President and Co-Chief Executive Officer of Holdings and Silgan, S&H provides Holdings, Silgan and its subsidiaries with general management, supervision and administrative services.

  In consideration for its services, S&H receives a fee of 4.95% (of which 0.45% is payable to MS & Co.) of Holdings' consolidated earnings before depreciation, amortization, interest and taxes ("EBIDTA") until EBIDTA has reached the Scheduled Amount set forth in the Management Agreements and 3.3% (of which 0.3% is payable to MS & Co.) after EBIDTA has exceeded the Scheduled Amount up to the Maximum Amount as set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. The total amount incurred under the Management Agreements was $5.3 million in 1996, $5.4 million in 1995, and $5.0 million in 1994, and was allocated, based upon EBIDTA, as a charge to operating income of each business segment. Included in accounts payable at December 31, 1996 and 1995, was $0.1 million payable to S&H. Under the terms of the Management Agreements, the Company has agreed, subject to certain exceptions, to indemnify S&H and any of its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any loss or damage they may sustain arising in connection with the Management Agreements.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  In connection with the Credit Agreement and its related amendments entered into during 1996 and 1995, the banks thereunder (including Bankers Trust Company) received fees totaling $1.6 million in 1996 and $17.2 million in 1995.

20. LITIGATION

  In connection with the acquisition by Holdings of Silgan as of June 30, 1989 (the "Merger"), a decision was rendered in 1995 by the Delaware Court of Chancery with respect to appraisal proceedings filed by certain former stockholders of 400,000 shares of stock of Silgan. Pursuant to that decision, these former holders were awarded $5.94 per share, plus simple interest at a rate of 9.5%. This award was less than the amount, $6.50 per share, that these former holders would have received in the Merger. The right of these former holders to appeal the Chancery Court's decision has expired, and the Company tendered payment of $3.8 million to these former holders in 1995. In 1994, prior to the trial for appraisal, the Company and the former holders of an additional 650,000 shares of stock of Silgan agreed to a settlement in respect of their appraisal rights, and the Company made a payment of $6.9 million, including interest, in respect of the settlement.

  Other than the actions mentioned above, there are no other pending legal proceedings to which the Company is a party or to which any of its properties are subject which would have a material effect on the Company's financial position.

21. BUSINESS SEGMENT INFORMATION

  The Company is engaged in the packaging industry and operates principally in two business segments. Both segments operate in North America. There are no intersegment sales. Presented below is a tabulation of business segment information for each of the past three years:

                                 NET    OPER.      IDENTIFIABLE DEP.&  CAPITAL
                                SALES   PROFIT        ASSETS    AMORT. EXPEND.
                               -------- ------     ------------ ------ -------
                                          (DOLLARS IN MILLIONS)
   1996
   Metal container &
   specialty(1)............... $1,189.3 $106.1        $750.7    $44.7   $39.1
   Plastic container..........    216.4   18.4         158.5     14.6    17.6
                               -------- ------        ------    -----   -----
    Total..................... $1,405.7 $124.5        $909.2    $59.3   $56.7
   1995
   Metal container &
   specialty(1)............... $  882.3 $ 58.2(2)     $736.7    $31.6   $32.5
   Plastic container..........    219.6   13.2         159.4     13.8    19.4
                               -------- ------        ------    -----   -----
    Total..................... $1,101.9 $ 71.4        $896.1    $45.4   $51.9
   1994
   Metal container &
   specialty(1)............... $  657.1 $ 59.8(3)     $335.3    $23.1   $16.9
   Plastic container..........    204.3   (0.1)(3)     162.8     14.1    12.3
                               -------- ------        ------    -----   -----
    Total..................... $  861.4 $ 59.7        $498.1    $37.2   $29.2

--------
(1) Specialty packaging sales include closures, plastic bowls, and paper containers used by processors and packagers in the food industry and are not significant enough to be reported as a separate segment.

(2) Includes charge for reduction in carrying value of assets of $14.7 million for the metal container segment.

(3) Includes charges for reduction in carrying value of assets of $7.2 million for the metal container segment and $9.5 million for the plastic container segment, respectively.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994


  Operating profit is reconciled to income before tax as follows:

                                                          1996   1995    1994
                                                         ------ ------  ------
                                                             (DOLLARS IN
                                                              MILLIONS)
   Operating profit..................................... $124.5 $ 71.4  $ 59.7
   Interest expense.....................................   89.4   80.7    65.8
   Corporate expense....................................    1.2    1.5     1.3
                                                         ------ ------  ------
     Income (loss) before income taxes.................. $ 33.9 $(10.8) $ (7.4)
                                                         ====== ======  ======

  Identifiable assets are reconciled to total assets as follows:

                                                          1996   1995    1994
                                                         ------ ------  ------
                                                             (DOLLARS IN
                                                              MILLIONS)
   Identifiable assets.................................. $909.2 $896.1  $498.1
   Corporate assets.....................................    4.3    3.9     6.2
                                                         ------ ------  ------
     Total assets....................................... $913.5 $900.0  $504.3
                                                         ====== ======  ======

  Metal container and other segment sales to Nestle Food Company accounted for 17.1%, 21.4%, and 25.9% of net sales of the Company during the years ended December 31, 1996, 1995, and 1994, respectively. Sales to Del Monte Corporation accounted for 12.0%, 14.5%, and 21.4% of net sales of the Company during the years ended December 31, 1996, 1995, and 1994, respectively.

22. PROPOSED INITIAL PUBLIC OFFERING (Unaudited)

  The Company has filed a registration statement for a proposed initial public offering ("IPO") of 4,500,000 shares of its Common Stock, of which 3,700,000 shares will be sold by the Company and 800,000 will be sold by the Selling Stockholders. In connection with the IPO, Holdings intends to amend its Restated Certificate of Incorporation to change its authorized capital stock to 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. In addition, immediately prior to the closing of the IPO, Holdings intends to convert its existing Class A, Class B and Class C Common Stock to Common Stock on a one for one basis, and thereafter, to effect a 17.133145 to 1 stock split. Holdings intends to use the estimated net proceeds that it receives from the IPO to redeem the remaining Discount Debentures outstanding (approximately $59.0 million) and to repay a portion of the bank term loans.

  Upon completion of the proposed IPO, the Company will recognize a non-cash charge of approximately $21.1 million (assuming an initial public offering price of $19.00 per share in the IPO), net of $3.7 million previously accrued, for the excess of the fair market value over the grant price of the variable stock options under the Containers and Plastics option plans which convert to Holdings options. In connection with the aforementioned transactions and the proposed IPO, the Company will recognize an extraordinary charge of approximately $0.7 million, net of tax, for the write-off of unamortized deferred financing costs related to the early redemption of the remaining Discount Debentures.

                             SILGAN HOLDINGS INC.

                       DECEMBER 31, 1996, 1995 AND 1994

  Presented below is the income per common share of the Company for the year ended December 31, 1996 (assuming that the initial public offering is completed as proposed) based upon the weighted average number of common and common equivalent shares that would have been outstanding for the period presented. Common stock equivalents include options that would have been outstanding under Holdings' stock option plan upon completion of the IPO.

                                                                      DECEMBER
                                                                      31, 1996
                                                                     ----------
Income per common share:
 Income before extraordinary charges................................ $     1.60
 Extraordinary charges..............................................      (0.11)
 Preferred stock dividend requirement...............................      (0.16)
                                                                     ----------
 Net income......................................................... $     1.33
                                                                     ==========
 Weighted average common shares outstanding......................... 17,556,780
 Common stock equivalents...........................................  1,612,675
                                                                     ----------
 Shares used to compute income per share............................ 19,169,455
                                                                     ==========

                             SILGAN HOLDINGS INC.

          UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                               INTRODUCTORY NOTE

  Set forth below is the Company's unaudited pro forma condensed statement of operations for the year ended December 31, 1996. The unaudited pro forma results of operations of the Company include the historical results of the Company for such period and give effect to certain pro forma adjustments. All share and per share data have been adjusted to give effect to the 17.133145 stock split to be effected at the time of the initial public offering.

  The unaudited pro forma condensed statement of operations for the year ended December 31, 1996 gives effect to (i) the sale of $70.3 million of Common Stock offered by the Company hereby, (ii) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), and (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Company's Credit Agreement, and the use of such proceeds to redeem in full the remaining outstanding amount of Discount Debentures, to purchase the Holdings' Class B Common Stock held by Mellon Bank N.A. for $35.8 million and to repay $5.4 million of bank term loans, as if such events had occurred as of January 1, 1996.

  The unaudited pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had such transactions been completed at the beginning of the period presented, or to project the Company's financial position or results of operations at any future date or for any future period. The unaudited pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The unaudited pro forma financial data and accompanying notes should be read in conjunction with the historical financial information of Holdings, including notes thereto, included elsewhere in this Prospectus.

                              SILGAN HOLDINGS INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                          PRO FORMA ADJUSTMENTS
                          -------------------------------------------------------
                                            DEBT
                          HISTORICAL RECAPITALIZATION(A) OFFERING(B)   PRO FORMA
                          ---------- ------------------- -----------   ----------
Net sales...............  $1,405,742       $   --          $   --      $1,405,742
Cost of goods sold......   1,223,684           --              --       1,223,684
                          ----------       -------         -------     ----------
  Gross profit..........     182,058           --              --         182,058
Selling, general and
 administrative
 expenses...............      58,768           --              --          58,768
                          ----------       -------         -------     ----------
  Income from
   operations...........     123,290           --              --  (c)    123,290
Interest expense and
 other related financing
 costs(d)(e)............      89,353        (4,435)         (1,436)        83,482
                          ----------       -------         -------     ----------
  Income before income
   taxes................      33,937         4,435           1,436         39,808
Income tax
 provision(f)...........       3,300           --              --           3,300
                          ----------       -------         -------     ----------
  Net income(g).........      30,637         4,435           1,436         36,508
Preferred stock dividend
 requirement............       3,006         3,794          (6,800)           --
                          ----------       -------         -------     ----------
  Net income applicable
   to common
   stockholders(g)......  $   27,631       $   641         $ 8,236     $   36,508
                          ==========       =======         =======     ==========
Net income per common
 share(h)...............  $     1.44                                   $     1.78
                          ==========                                   ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding............  19,169,455                                   20,475,509

                             SILGAN HOLDINGS INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1996

(a) Debt recapitalization includes adjustments for (i) the sale of $50.0 million of Exchangeable Preferred Stock and (ii) the incurrence of $125.0 million of additional B term loans and $17.4 million of working capital loans under the Silgan Credit Agreement, and the use of such proceeds to redeem a portion of the Discount Debentures and to purchase the Holdings Class B Stock held by Mellon Bank N.A., as if such events had occurred as of the beginning of the periods presented.

(b) The Offering includes adjustments for (i) the sale of $70.3 million of Common Stock offered by the Company hereby and (ii) the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures. The net proceeds from the Offering will be used to redeem in full the remaining outstanding amount of Discount Debentures and to repay a portion of the bank term loans.

(c) Under the terms of the Containers and Plastics option plans, stock options issued under such plans will be converted to options under Holdings' Stock Option Plan at the time of the offering. In accordance with APB No. 25, options granted under the plans of the operating companies are considered variable options with a final measurement date at the time of conversion. The Company will recognize a non-cash charge of approximately $21.1 million (assuming an initial public offering price of $19.00 per share) for the excess of fair market value over grant price of these options, less amounts previously accrued, at the time of the Offering. Prior to the Offering, the Company recognized compensation expense for the change in pro forma book value, as defined, since the date of grant of these options, amortized over the vesting period.

(d) Pro forma adjustments made to the historical data for interest expense consist of the following (in thousands):

                                                                  FOR THE
                                                                 YEAR ENDED
                                                            DECEMBER 31, 1996(1)
                                                            --------------------
   Historical interest expense............................        $ 89,353
   Increase in interest expense related to additional bank
    borrowings of B term loans and working capital loans
    used to fund the redemption of a portion of the
    Discount Debentures at current borrowing rates(2).....           6,193
   Increase in interest expense related to the Exchange
    Debentures(3).........................................           6,844
   Net increase (decrease) in deferred financing costs
    related to amortization of new indebtedness less
    retired debt costs....................................              84
   Decrease in interest expense due to the redemption of
    the Discount Debentures(4)............................         (17,563)
   Decrease in interest expense due to the repayment of
    bank term loans from the excess proceeds of the
    Offering(5)...........................................          (1,429)
                                                                  --------
   Pro forma interest expense.............................        $ 83,482
                                                                  ========

                             SILGAN HOLDINGS INC.

                   FOR THE YEAR ENDED DECEMBER 31, 1996
  --------

  (1) Pro forma interest expense for the year ended December 31, 1996 gives effect to (i) the sale of $70.3 million of Common Stock offered by the Company hereby, (ii) the sale of $50.0 million of Exchangeable Preferred Stock (and the planned exchange of the Exchangeable Preferred Stock for Exchange Debentures), (iii) the incurrence of $125.0 million of additional B term loans in July 1996 and $17.4 million of working capital loans in June 1996 under the Silgan Credit Agreement, and the use of such proceeds to redeem the remaining outstanding amount of Discount Debentures, to purchase the Holdings Class B Stock held by Mellon Bank N.A. for $35.8 million and to repay $5.4 million of bank term loans, as if such events had occurred as of January 1, 1996.

  (2) For the computations above, the assumed interest rates for borrowings under the Silgan Credit Agreement are based upon the three month LIBOR of 5.563% per annum as of February 5, 1997 plus a fixed spread of 2 1/2% per annum for the A term loans and working capital loans and 3% per annum for the B term loans.

  (3) In conjunction with the Offering, it was assumed that the outstanding shares of Exchangeable Preferred Stock were exchanged for 13 1/4% Subordinated Debentures due July 2006.

  (4) The adjustment in interest expense related to the Discount Debentures has been calculated to eliminate the amount of historical interest incurred.

  (5) Pursuant to the Company's Credit Agreement, net equity proceeds in excess of the amount required to redeem the remaining balance of Discount Debentures were applied to repay bank term loans.

(e) The unaudited pro forma statement of operations for the year ended December 31, 1996 assumes that the redemption of the Discount Debentures occurred as of the beginning of the period presented. Since the redemption of the Discount Debentures did not actually occur as of the beginning of the period presented and because the Discount Debentures accrete in value, the aggregate principal amount used to calculate interest expense for the pro forma calculations for the year ended December 31, 1996 differ from the principal amount of Discount Debentures that will be outstanding at the time of their redemption. Therefore, actual interest expense of the Company will also differ from the interest expense reflected in the pro forma statement of operations. Set forth below is a table estimating annual interest expense based upon the obligations outstanding after the occurrence of the Offering:

                             SILGAN HOLDINGS INC.

                   FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                    ESTIMATED
                                                                     ANNUAL
                                             PRINCIPAL   INTEREST   INTEREST
               DEBT OBLIGATION                AMOUNT       RATE      EXPENSE
               ---------------             ------------- -------- -------------
                                           (IN MILLIONS)          (IN MILLIONS)
   Bank Working Capital Loan(1)(2)........    $110.0       8.06%      $ 8.9
   Bank A Term Loan(1)(3).................     194.6       8.06%       15.7
   Bank B Term Loan(1)(3).................     343.7       8.56%       29.4
   11 3/4% Subordinated Debentures........     135.0      11.75%       15.9
   Exchange Debentures(4).................      53.0      13.25%        7.3
                                                                      -----
                                                                      $77.2
   Amortization of debt financing
    costs(5)..............................                              4.5
                                                                      -----
     Total interest expense and related
      financing costs.....................                            $81.7
                                                                      =====

  --------
  (1) Assumes borrowing rates set forth in footnote (c)(3) above.
  (2) Assumes average amount of working capital loans outstanding during the year.
  (3) Excludes effect of an interest rate swap agreements for $200.0 million of indebtedness entered into by the Company in 1996 under which floating rate interest was exchanged for fixed rates of interest in order to mitigate the effect of interest rate fluctuations.
  (4) Interest on the Exchange Debentures is payable semi-annually and, on or prior to July 15, 2000, the Company may pay such interest by issuing additional Exchange Debentures. For purposes of the estimated annual interest expense, the Company has assumed that interest will be paid in additional Exchange Debentures.
  (5) Amortization of debt financing costs assumes average annual balance outstanding.

(f) The income tax provision is comprised of federal, state and foreign income taxes currently payable. The income tax provision for the year ended December 31, 1996 has been adjusted to reflect the federal and state income tax benefits realized from the deduction of the accreted interest available to the Company as a result of the redemption of the Discount Debentures. For 1996, there were no federal taxes currently payable due to the deduction of the accreted interest on the retired Discount Debentures.

(g) The pro forma condensed statement of operations does not include historical extraordinary charge of $2.2 million for 1996 for the write-off of unamortized deferred financing costs related to the early redemption of Discount Debentures and an extraordinary charge, net of tax, of $0.7 million expected to be incurred in the first quarter of 1997 related to the redemption of the remaining Discount Debentures.

(h) Actual and pro forma earnings per share are based on the weighted average number of shares outstanding during the period, as adjusted in all periods for the Stock Split, and after giving effect to stock options considered to be dilutive common stock equivalents using the treasury stock method. Primary and fully diluted net income (loss) per share are the same for each of the periods.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, Holdings and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from Holdings and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF SHARES
                            UNDERWRITER                         OF COMMON STOCK
                            -----------                         ----------------
     Goldman, Sachs & Co.......................................
     Morgan Stanley & Co. Incorporated.........................
     Salomon Brothers Inc......................................
                                                                   ---------
         Total.................................................    4,500,000
                                                                   =========

  Pursuant to the terms of the Underwriting Agreement, Morgan Stanley & Co. Incorporated will not purchase, underwrite or sell any shares of Common Stock being sold by MSLEF II and will not receive any underwriting discounts, commissions or fees related to the purchase, underwriting or sale of such shares by the other Underwriters named above.

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Selling Stockholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 675,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,500,000 shares of Common Stock offered.

  Holdings, the Principal Common Stockholders and BTNY have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date one year after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of Holdings (other than, in respect of Holdings, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus and shares of Common Stock or securities convertible into such shares issued in connection with acquisitions, if the holder thereof executes and delivers a lock-up agreement covering a period of six months after the date of the Prospectus as contemplated by the Underwriting Agreement) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the Offering.

  The Underwriters have reserved up to 111,000 shares of Common Stock offered hereby for sale to certain employees of the Company at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The general partner of MSLEF II is a wholly owned subsidiary of Morgan Stanley Group Inc. ("MS Group"). Two of the Company's directors are employees of wholly owned subsidiaries of MS Group. Morgan Stanley & Co. Incorporated acted as the placement agent for the offering of the Exchangeable Preferred Stock and received compensation for acting in such capacity. See "Management", "Certain Transactions" and "Description of Capital Stock--Description of Stockholders Agreements".

  Under Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD"), the Company may be deemed an affiliate of Morgan Stanley & Co. Incorporated. This offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Rule 2720. Goldman, Sachs & Co. will receive compensation from the Company in the amount of $10,000 for serving in such role. In connection with the Offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

  Prior to the Offering, there has been no public market for the shares. The initial public offering price will be negotiated among Holdings, the Selling Stockholders and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SLGN".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

               [RESERVED FOR MAP SHOWING THE COMPANY'S LOCATIONS]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  13
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  18
Dilution.................................................................  19
Capitalization...........................................................  20
Selected Historical and Pro Forma
 Financial Data..........................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  39
Management...............................................................  51
Principal and Selling Stockholders.......................................  59
Certain Transactions.....................................................  61
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  68
Description of Certain Indebtedness......................................  69
Legal Matters............................................................  72
Experts..................................................................  72
Available Information....................................................  73
Incorporation of Certain Documents by Reference..........................  73
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             4,500,000 SHARES

                                     LOGO
                          [OF SILGAN HOLDINGS, INC.]

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                 ------------

                                  PROSPECTUS

                                 ------------

                             GOLDMAN, SACHS & CO.

                             MORGAN STANLEY & CO.
                                    INCORPORATED

                             SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an estimate of the fees and expenses payable by Holdings in connection with the distribution of the Common Stock:

     Securities and Exchange Commission registration fee............ $   34,970
     NASD filing fee................................................      9,125
     NASDAQ listing fee.............................................     50,000
     Legal fees and expenses........................................    350,000
     Accountants' fees and expenses.................................    165,000
     Printing and engraving expenses................................    300,000
     Blue sky fees and expenses.....................................     22,500
     Transfer Agent and Registrar fees and expenses.................      4,500
     Miscellaneous..................................................     63,905
                                                                     ----------
         Total...................................................... $1,000,000
                                                                     ==========

--------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Holdings under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Restated Certificate of Incorporation and By-laws of Holdings provide for indemnification of officers and directors against costs and expenses incurred in connection with any action or suit to which such person is a party to the fullest extent permitted by the DGCL. The Company has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the directors and officers of the Company in connection with the performance of their duties. Certain of Holdings' affiliates also maintain insurance and provide indemnification substantially similar to the foregoing.

  See item 17(a) of this Registration Statement regarding the position of the Commission on indemnification for liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  *1     Form of Underwriting Agreement among Holdings, Silgan, Containers,
         Plastics, the Selling Stockholders and the Underwriters.
   4.1   Indenture, dated as of June 29, 1992, between Holdings and Fleet
         National Bank, as trustee, with respect to the Discount Debentures
         (incorporated by reference to Exhibit 1 filed with Holdings' Current
         Report on Form 8-K dated July 15, 1992, Commission File No. 33-47632).
   4.2   Indenture, dated as of June 29, 1992, between Silgan and Fleet
         National Bank, as Trustee, with respect to the 11 3/4% Notes
         (incorporated by reference to Exhibit 1 filed with Silgan's Current
         Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).
   4.3   Silgan Holdings Inc. Certificate of Designation of the Powers,
         Preferences and Relative, Participating, Optional and Other Special
         Rights of 13 1/4% Cumulative Exchangeable Redeemable Preferred Stock
         and Qualifications, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3 filed with Holdings' Current Report on Form
         8-K dated August 2, 1996, Commission File No. 33-28409).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   4.4   Form of Holdings' 13 1/4% Senior Discount Debentures Due 2002
         (incorporated by reference to Exhibit 4.4 filed with Holdings' Annual
         Report on Form 10-K for the year ended December 31, 1992, Commission
         File No. 33-28409).
   4.5   Form of Silgan's 11 3/4% Senior Subordinated Notes due 2002
         (incorporated by reference to Exhibit 4.5 filed with Holdings' Annual
         Report on Form 10-K for the year ended December 31, 1992, Commission
         File No. 33-28409).
   4.6   Registration Rights Agreement, dated July 22, 1996, between Holdings and Morgan Stanley (incorporated by reference to Exhibit 5 filed with
         Holdings' Current Report on Form 8-K dated August 2, 1996, Commission
         File No. 33-28409).
   4.7   Form of Holdings' 13 1/4% Cumulative Exchangeable Redeemable Preferred
         Stock Certificate (incorporated by reference to Amendment No. 1 to
         Holdings' Registration Statement on Form S-4, dated September 9, 1996,
         Commission File No. 333-9979).
   4.8   Indenture, dated as of July 22, 1996, between Holdings and Fleet
         National Bank, as Trustee, with respect to the Exchange Debentures
         (incorporated by reference to Exhibit 4.10 filed with Holdings'
         Amendment No. 2 to Registration Statement on Form S-4, dated October
         31, 1996, Registration Statement No. 33-9979).
   4.9   Form of Holdings' Subordinated Debentures due 2006 (incorporated by reference to Exhibit 4.11 filed with Holdings' Amendment No. 2 to
         Registration Statement on Form S-4, dated October 31, 1996,
         Registration Statement No. 33-9979).
  *5     Opinion of Winthrop, Stimson, Putnam & Roberts as to the legality of the Common Stock.
  10.1   Supply Agreement between Containers and Nestle for Hanford,
         California, effective August 31, 1987 (incorporated by reference to
         Exhibit 10(xi) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions
         of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.2   Amendment to Supply Agreement for Hanford, California, dated July 1,
         1990 (incorporated by reference to Exhibit 10.31 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.3   Supply Agreement between Containers and Nestle for Riverbank,
         California, effective August 31, 1987 (incorporated by reference to
         Exhibit 10(xii) filed with Silgan's Registration Statement on Form S-
         1, dated January 11, 1988, Registration Statement No. 33-18719)
         (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.4   Supply Agreement between Containers and Nestle for Morton, Illinois, effective August 31, 1987 (incorporated by reference to Exhibit
         10(vii) filed with Silgan's Registration Statement on Form S-1, dated
         January 11, 1988, Registration Statement No. 33-18719) (Portions of
         this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.5   Amendment to Supply Agreement for Morton, Illinois, dated July 1, 1990
         (incorporated by reference to Exhibit 10.36 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.6   Supply Agreement between Containers and Nestle for Ft. Dodge, Iowa, effective August 31, 1987 (incorporated by reference to Exhibit
         10(xiv) filed with Silgan's Registration Statement on Form S-1, dated
         January 11, 1988, Registration Statement No. 33-18719) (Portions of
         this Exhibit are subject to confidential treatment pursuant to order of the Commission).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.7   Amendment to Supply Agreement for Ft. Dodge, Iowa, dated March 1, 1990
         (incorporated by reference to Exhibit 10.38 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.8   Supply Agreement between Containers and Nestle for St. Joseph,
         Missouri, effective August 31, 1987 (incorporated by reference to
         Exhibit 10(xvii) filed with Silgan's Registration Statement on Form S-
         1, dated January 11, 1988, Registration Statement No. 33-18719)
         (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.9   Amendment to Supply Agreement for St. Joseph, Missouri, dated March 1,
         1990 (incorporated by reference to Exhibit 10.42 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to con-
         fidential treatment pursuant to order of the Commission).
  10.10  Supply Agreement between Containers and Nestle for Trenton, Missouri, effective August 31, 1987 (incorporated by reference to Exhibit
         10(xviii) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719) (Portions
         of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.11  Amendment to Supply Agreement for Trenton, Missouri, dated March 1,
         1990 (incorporated by reference to Exhibit 10.44 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.12  Supply Agreement between Containers and Nestle for Moses Lake,
         Washington, effective August 31, 1987 (incorporated by reference to
         Exhibit 10(xxii) filed with Silgan's Registration Statement on Form S-
         1, dated January 11, 1988, Registration Statement No. 33-18719)
         (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.13  Amendment to Supply Agreement for Moses Lake, Washington, dated March
         1, 1990 (incorporated by reference to Exhibit 10.51 filed with
         Silgan's Registration Statement on Form S-1, dated March 18, 1992,
         Registration Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the
         Commission).
  10.14  Supply Agreement between Containers and Nestle for Jefferson,
         Wisconsin, effective August 31, 1987 (incorporated by reference to
         Exhibit 10(xxiii) filed with Silgan's Registration Statement on Form
         S-1, dated January 11, 1988, Registration Statement No. 33-18719)
         (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.15  Amendment to Supply Agreement for Jefferson, Wisconsin, dated March 1,
         1990 (incorporated by reference to Exhibit 10.53 filed with Silgan's
         Registration Statement on Form S-1, dated March 18, 1992, Registration
         Statement No. 33-46499) (Portions of this Exhibit are subject to confidential treatment pursuant to order of the Commission).
  10.16  Amendment to Supply Agreements, dated November 17, 1989 for Ft. Dodge,
         Iowa; Hillsboro, Oregon; Jefferson, Wisconsin; St. Joseph, Missouri;
         and Trenton, Missouri (incorporated by reference to Exhibit 10.49 filed with Silgan's Annual Report on Form 10-K for the year ended
         December 31, 1989, Commission File No. 33-18719) (Portions of this
         Exhibit are subject to confidential treatment pursuant to order of the
         Commission).
  10.17  Employment Agreement, dated as of September 14, 1987, between James
         Beam and Canaco Corporation (Containers) (incorporated by reference to
         Exhibit 10(vi) filed with Silgan's Registration Statement on Form S-1, dated January 11, 1988, Registration Statement No. 33-18719).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.18  Employment Agreement, dated as of September 1, 1989, between Silgan,
         InnoPak Plastics Corporation (Plastics), Russell F. Gervais and Aim
         (incorporated by reference to Exhibit 5 filed with Silgan's Report on
         Form 8-K, dated March 15, 1989, Commission File No. 33-28409).
  10.19  InnoPak Plastics Corporation (Plastics) Pension Plan for Salaried
         Employees (incorporated by reference to Exhibit 10.32 filed with
         Silgan's Annual Report on Form 10-K for the year ended December 31,
         1988, Commission File No. 33-18719).
  10.20  Containers Pension Plan for Salaried Employees (incorporated by reference to Exhibit 10.34 filed with Silgan's Annual Report on Form
         10-K for the year ended December 31, 1988, Commission File No. 33-
         18719).
  10.21  Silgan Holdings Inc. Third Amended and Restated 1989 Stock Option Plan
         (incorporated by reference to Exhibit 10.84 filed with Holdings'
         Annual Report on Form 10-K for the year ended December 31, 1995,
         Commission File No. 33-28409).
  10.22  Form of Holdings Nonstatutory Restricted Stock Option and Stock
         Appreciation Right Agreement (incorporated by reference to Exhibit
         10.124 filed with Holdings' Annual Report on Form 10-K for the year ended December 31, 1992, Commission File No. 33-28409).
  10.23  Stockholders Agreement, dated as of December 21, 1993, among R. Philip
         Silver, D. Greg Horrigan, MSLEF II, BTNY, First Plaza and Holdings
         (incorporated by reference to Exhibit 3 filed with Holdings' Current
         Report on Form 8-K, dated March 25, 1994, Commission File No. 33-
         28409).
  10.24  Amended and Restated Management Services Agreement, dated as of
         December 21, 1993, between S&H and Holdings (incorporated by reference to Exhibit 4 filed with Holdings' Current Report on Form 8-K, dated
         March 25, 1994, Commission File No. 33-28409).
  10.25  Amended and Restated Management Services Agreement, dated as of
         December 21, 1993, between S&H and Silgan (incorporated by reference to Exhibit 5 filed with Holdings' Current Report on Form 8-K, dated
         March 25, 1994, Commission File No. 33-28409).
  10.26  Amended and Restated Management Services Agreement, dated as of
         December 21, 1993, between S&H and Containers (incorporated by reference to Exhibit 6 filed with Holdings' Current Report on Form 8-
         K, dated March 25, 1994, Commission File No. 33-28409).
  10.27  Amended and Restated Management Services Agreement, dated as of
         December 21, 1993, between S&H and Plastics (incorporated by reference to Exhibit 7 filed with Holdings' Current Report on Form 8-K, dated
         March 25, 1994, Commission File No. 33-28409).
  10.28  Purchase Agreement, dated as of September 3, 1993, between Containers and Del Monte (incorporated by reference to Exhibit 1 filed with
         Holdings' Current Report on Form 8-K, dated January 5, 1994,
         Commission File No. 33-28409).
  10.29  Amendment to Purchase Agreement, dated as of December 10, 1993, between Containers and Del Monte (incorporated by reference to Exhibit
         2 filed with Holdings' Current Report on Form 8-K, dated January 5,
         1994, Commission File No. 33-28409).
  10.30  Supply Agreement, dated as of September 3, 1993, between Containers and Del Monte (incorporated by reference to Exhibit 10.118 filed with
         Silgan's Annual Report on Form 10-K for the year ended December 31,
         1993, Commission File No. 1-11200). (Portions of this Exhibit are subject to an application for confidential treatment filed with the
         Commission.)
  10.31  Amendment to Supply Agreement, dated as of December 21, 1993, between
         Containers and Del Monte (incorporated by reference to Exhibit 10.119 filed with Silgan's Annual Report on Form 10-K for the year ended
         December 31, 1993, Commission File No. 1-11200). (Portions of this
         Exhibit are subject to an application for confidential treatment filed with the Commission.)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   10.32 Credit Agreement, dated as of August 1, 1995, among Silgan,
         Containers, Plastics, the lenders from time to time party thereto,
         Bankers Trust, as Administrative Agent and as a Co-Arranger, and Bank
         of America Illinois, as Documentation Agent and as a Co-Arranger
         (incorporated by reference to Exhibit 2 filed with Holdings' Current
         Report on Form 8-K, dated August 14, 1995, Commission File No. 33-
         28409).
   10.33 Amended and Restated Holdings Guaranty, dated as of August 1, 1995, made by Holdings (incorporated by reference to Exhibit 4 filed with
         Holdings' Current Report on Form 8-K, dated August 14, 1995,
         Commission File No. 33-28409).
   10.34 Amended and Restated Borrowers Guaranty, dated as of August 1, 1995, made by Silgan, Containers, Plastics, C-W Can and SCCW Can Corporation
         (incorporated by reference to Exhibit 3 filed with Holdings' Current
         Report on Form 8-K, dated August 14, 1995, Commission File No. 33-
         28409).
   10.35 Amended and Restated Security Agreement, dated as of June 18, 1992, among Plastics, Containers and Bankers Trust (incorporated by reference to Exhibit 8 filed with Silgan's Current Report on Form 8-K dated July 15, 1992, Commission File No. 33-46499).
   10.36 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Holdings (incorporated by reference to Exhibit 7 filed with
         Silgan's Current Report on Form 8-K dated July 15, 1992, Commission
         File No. 33-46499).
   10.37 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Silgan (incorporated by reference to Exhibit 5 filed with Silgan's
         Current Report on Form 8-K dated July 15, 1992, Commission File No.
         33-46499).
   10.38 Amended and Restated Pledge Agreement, dated as of June 18, 1992, made by Containers and Plastics (incorporated by reference to Exhibit 6 filed with Silgan's Current Report on Form 8-K dated July 15, 1992,
         Commission File No. 33-46499).
   10.39 Asset Purchase Agreement, dated as of June 2, 1995, between ANC and
         Containers (incorporated by reference to Exhibit 1 filed with
         Holdings' Current Report on Form 8-K, dated August 14, 1995,
         Commission File No. 33-28409).
   10.40 Placement Agreement between Holdings and Morgan Stanley, dated July
         17, 1996 (incorporated by reference to Exhibit 6 filed with Holdings'
         Current Report on Form 8-K dated August 2, 1996, Commission File No.
         33-28409).
  *10.41 Form of Silgan Holdings Inc. Fourth Amended and Restated 1989 Stock
         Option Plan.
  +10.42 Form of Amended and Restated Management Services Agreement between
         Holdings and S&H.
  *10.43 Form of Amended and Restated Management Services Agreement between
         Silgan and S&H.
  *10.44 Form of Amended and Restated Management Services Agreement between
         Plastics and S&H.
  *10.45 Form of Amended and Restated Management Services Agreement between
         Containers and S&H.
  +10.46 Form of Amendment to Stockholders Agreement among R. Philip Silver, D.
         Greg Horrigan, MSLEF II, BTNY and Holdings.
  +11    Statement of Computation of Earnings per Share for the years ended
         December 31, 1996, 1995 and 1994.
  *23.1  Consent of Ernst & Young LLP.

 EXHIBIT
 NUMBER                              DESCRIPTION
 -------                             -----------
  *23.2  Consent of Price Waterhouse LLP.
  *23.3  Consent of Winthrop, Stimson, Putnam & Roberts (included in Exhibit
         5).
  +24    Power of Attorney.
  +27    Financial Data Schedule.
  +99.1  Form of Restated Certificate of Incorporation of Holdings.
  +99.2  Form of Amended and Restated By-laws of Holdings.

--------
 * Filed herewith.
 + Previously filed.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on February 13, 1997.

                                          SILGAN HOLDINGS INC.

                                                   /s/ R. Philip Silver
                                          By: _________________________________
                                                     R. PHILIP SILVER
                                            CHAIRMAN OF THE BOARD AND CO-CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

        /s/ R. Philip Silver           Chairman of the
-------------------------------------   Board and Co-Chief       February 13,
         (R. PHILIP SILVER)             Executive Officer         1997
                                        (Principal
                                        Executive Officer)

        /s/ D. Greg Horrigan*          President, Co-Chief
-------------------------------------   Executive Officer        February 13,
         (D. GREG HORRIGAN)             and Director              1997

       /s/ Robert H. Niehaus*          Director
-------------------------------------                            February 13,
         (ROBERT H. NIEHAUS)                                      1997

       /s/ Leigh J. Abramson*          Director
-------------------------------------                            February 13,
         (LEIGH J. ABRAMSON)                                      1997

       /s/ Harley Rankin, Jr.*         Executive Vice
-------------------------------------   President, Chief         February 13,
        (HARLEY RANKIN, JR.)            Financial Officer         1997
                                        and Treasurer
                                        (Principal
                                        Financial Officer)

              SIGNATURE                         TITLE                DATE

    /s/ Harold J. Rodriguez, Jr.*       Vice President,
-------------------------------------    Controller and          February 13,
     (HAROLD J. RODRIGUEZ, JR.)          Assistant Treasurer      1997
                                         (Principal
                                         Accounting Officer)

        /s/ R. Philip Silver
*By: ________________________________
  R. PHILIP SILVER ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT NO.                               EXHIBIT
 -----------                               -------
    1        Form of Underwriting Agreement among Holdings, Silgan, Containers,
             Plastics, the Selling Stockholders and the Underwriters.
    5        Opinion of Winthrop, Stimson, Putnam & Roberts as to the legality of the Common Stock.
    10.41    Form of Silgan Holdings Inc. Fourth Amended and Restated 1989
             Stock Option Plan.
    10.43    Form of Amended and Restated Management Services Agreement between
             Silgan and S&H.
    10.44    Form of Amended and Restated Management Services Agreement between
             Plastics and S&H.
    10.45    Form of Amended and Restated Management Services Agreement between
             Containers and S&H.
    23.1     Consent of Ernst & Young LLP.
    23.2     Consent of Price Waterhouse LLP.